Petros Pharmaceuticals, Inc.

2023 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-39752

PETROS PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-1410058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1185 Avenue of the Americas, 3rd Floor, New York, New York	**10036**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(973) 242-0005**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**PTPI**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2023, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the last sale price of the common equity was $3,145,008.

As of March 26, 2024, the registrant had 6,875,814 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

(This page has been left blank intentionally.)

PETROS PHARMACEUTICALS, INC.

TABLE OF CONTENTS

All references to "Petros," the "Company," "we," "us" and "our" in this Annual Report on Form 10-K (this "Form 10-K") refer to Petros Pharmaceuticals, Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements are based upon management's assumptions, expectations, projections, intentions and beliefs about future events. In some cases, predictive, future-tense or forward-looking words such as "intend," "plan," "predict," "may," "will," "project," "target," "strategy," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," "forecast," "should" and similar expressions, whether in the negative or affirmative, that reflect our current views with respect to future events and operational, economic and financial performance are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Such forward-looking statements are only predictions, and actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of risks and uncertainties, including, without limitation, Petros' ability to execute on its business strategy, including its plans to develop and commercialize Stendra (R) OTC; Petros' ability to comply with obligations as a public reporting company; Petros' ability to maintain compliance with the Nasdaq Stock Market's listing standards; the ability of Petros to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002; the risk that the financial performance of Petros may not be as anticipated by the merger transactions that resulted in the Company's creation; risks resulting from Petros' status as an emerging growth company, including that reduced disclosure requirements may make shares of Petros' common stock, par value $0.0001 per share ("Common Stock") less attractive to investors; risks related to Petros' ability to continue as a going concern; risks related to Petros' history of incurring significant losses; risks related to Petros' dependence on the commercialization of a single product, Stendra®; risks related to Petros' ability to obtain regulatory approvals for, or market acceptance of, any of its products or product candidates. Additional factors that could cause actual results to differ materially from the results anticipated in these forward-looking statements are described in this Annual Report, including under the section entitled "Risk Factors," and in our other reports filed with the Securities and Exchange Commission (the "SEC"). We advise you to carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. Petros cautions readers that the forward-looking statements included in, or incorporated by reference into, this Annual Report on Form 10-K represent our beliefs, expectations, estimates and assumptions only as of the date hereof and are not intended to give any assurance as to future results. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Petros cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in, or incorporated by reference into, this Annual Report to reflect any new information or future events or circumstances or otherwise, except as required by the federal securities laws.

RISK FACTOR SUMMARY

We are subject to a variety of risks and uncertainties. The following is a summary of the principal risks that we deem material to an investment in our securities, all of which are more fully described in, and should be read in conjunction with the section titled "Risk Factors" below.

Risks Related to Petros' Capital Requirements and Financing

- Our consolidated financial statements have been prepared on a going concern basis; we must raise additional capital to fund our operations in order to continue as a going concern.

- Petros has incurred significant losses and may continue to experience losses in the future. We expect to require additional capital in the future in order to develop our products, fund operations, and otherwise implement our business strategy. If we do not obtain any such additional financing, it may be difficult to effectively realize our long-term strategic goals and objectives. Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders' ownership percentages and could also result in a decrease in the market value of our equity securities.

- Petros' consolidated balance sheet contains significant amounts of intangible assets. Petros recorded a significant intangible asset impairment charge related to the Stendra® product in 2022. Should net revenue not meet projections through the December 2029 estimated useful life of the Stendra® product, Petros may need to record additional impairment charges.

Risks Related to Petros' Business, Industry and Operations

- Public health crises could adversely affect our business, financial condition and results of operations.

- The timing and probability of obtaining sufficient capital depends, in part, on expanding the use of Stendra® and continuing to invest in research and development pursuant to our Non-Prescription / Over-The-Counter ("OTC") strategies related to Stendra®, which we believe has the potential to dramatically increase product sales in the future. Should Petros not be successful with our OTC strategies, it would have a material adverse impact on our operations and financial condition. Projections rely on the ability to sell Stendra® in the OTC market.

- We depend on a limited number of customers for a significant portion of our sales and the loss of, or a significant shortfall in demand from, these customers could have a material adverse effect on our financial condition and operating results.

- We are subject to ongoing obligations under a settlement agreement relating to the termination of a commercial supply agreement with Vivus.

- We may experience delays or problems in the supply of Stendra® if Patheon experiences delays in or fails to establish and validate its ability to manufacture supply of the Company's Stendra® product, which could materially and adversely affect our ability to obtain sufficient quantity of Stendra® API to meet market demand.

- Petros is subject to ongoing obligations under a settlement agreement relating to the termination of a commercial supply agreement with Vivus.

- Petros is substantially dependent on a limited number of commercial products. Any difficulties or delays in product manufacturing, regulatory compliance, sales or marketing could affect Petros' future results.

- The FDA may determine that Petros' products or product candidates have undesirable side effects that could result in regulatory action, impede commercialization, or delay or prevent their regulatory approval.

- Petros relies on third parties for the supply of the raw materials necessary to develop and manufacture its products.

- Petros relies on third — party contract manufacturers to produce commercial quantities of its products.

- Petros may experience pricing pressure on the price of our products due to social or political pressure to lower the cost of drugs, which would reduce our revenue and future profitability, if achieved.

- Products may face competition from generic drug products and other similar drug products.

- The business that Petros conducts outside the United States may be adversely affected by international risk and uncertainties.

- Petros has concluded that there are material weaknesses in its internal control over financial reporting, which, if not remediated, could materially adversely affect its ability to timely and accurately report its results of operations and financial condition. The accuracy of Petros' financial reporting depends on the effectiveness of its internal controls over financial reporting.

- Cyberattacks and other data security breaches could compromise our proprietary and confidential information, which could harm our business and reputation or cause us to incur increased expenses to address any such breaches.

Risks Related to Government Regulation and Legal Proceedings

- Our approved drug products are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Regulatory approval is limited by the FDA to those specific indications and conditions for which approval has been granted. We may be subject to fines, penalties, injunctions, or other enforcement actions if regulatory authorities determine that we are promoting any products for unapproved or "off-label" uses, resulting in reputational and business damage.

- Petros and its flagship pharmaceutical asset, Stendra®, is subject to the guidelines, standards and processes governed by the FDA for prescription to OTC switches, a significant value initiative for the organization. This process presents a potentially formidable rate limiting factor that may delay, halt or disrupt program development.

- Petros' medical devices are subject to stringent regulatory oversight and any adverse regulatory action may adversely affect our financial condition and business operations.

- Petros relies on third-party contract manufacturers to produce commercial quantities of our products and on third parties to conduct, supervise, and monitor preclinical studies and clinical trials.

- Petros' relationships with prescribers, purchasers, third-party payers and patients are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, any violation of which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

- Petros' marketing and advertising are regulated by the FDA, Federal Trade Commission and State and County Attorneys General, and it may face enforcement and litigation specifically related to the nature and sales channels of its products.

Risks Related to Petros' Intellectual Property

- Petros' license agreement for Stendra® is a sublicense that is dependent on Vivus' license agreement with a third party.

- Vivus has granted a license to Hetero USA, Inc. and Hetero Labs Limited to manufacture and commercialize the generic version of Stendra® in the United States once it comes off patent.

- We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming. If we fail to protect our intellectual property rights, its ability to pursue the development of its products would be negatively affected. If we infringe the rights of third parties, we could be prevented from selling products and forced to pay damages and defend against litigation.

- Petros may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

- Changes in trends in the pharmaceutical and medical device industries, including changes to market conditions, could adversely affect Petros' operating results.

Risks Related to Petros' Common Stock

- We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our consolidated financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

- Our stock price may be volatile, and sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

- Our largest shareholder maintains the ability to significantly influence all matters submitted to Petros' stockholders for approval.

(This page has been left blank intentionally.)

ITEM 1.   BUSINESS

Petros was organized as a Delaware corporation on May 14, 2020, for the purpose of effecting the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 17, 2020 (as amended, the "Merger Agreement"), by and between Petros, Neurotrope, Inc., a Nevada corporation ("Neurotrope"), Metuchen Pharmaceuticals LLC, a Delaware limited liability company ("Metuchen"), and certain subsidiaries of Petros and Neurotrope. In this Annual Report on Form 10-K, unless the context otherwise requires, references to "we," "us," "our," "our company," "Petros" and the "Company" refer to Petros Pharmaceuticals, Inc. and its subsidiaries.

Business Model and Primary Marketed Products

Petros Pharmaceuticals is committed to the goal of becoming a leading innovator in the emerging self-care market driving expanded access to key prescription pharmaceuticals as Over-the-Counter ("OTC") treatment options. Currently, Petros is pursuing increased access for its flagship prescription ED therapy, Stendra®, via potential OTC designation. If ultimately approved by the FDA for OTC access, Stendra® may be the first in its class to achieve this marketing status, also establishing company know how as a proven platform for other prospective prescription therapeutics.

Petros consists of wholly owned subsidiaries, Metuchen, Neurotrope, Timm Medical Technologies, Inc. ("Timm Medical"), and Pos-T-Vac, LLC ("PTV"). We are engaged in the commercialization and development of Stendra®, a U.S. Food and Drug Administration ("FDA") approved PDE-5 inhibitor prescription medication for the treatment of erectile dysfunction ("ED"), which we have licensed from Vivus, Inc. ("Vivus"). Petros also markets its own line of ED products in the form of vacuum erection device products through its subsidiaries, Timm Medical and PTV.

Stendra®

Stendra® is an FDA-approved Phosphodiesterase-5 ("PDE-5") inhibitor prescription medication for the treatment of ED and is the only patent protected PDE-5 inhibitor on the market. As a distinct molecule with high in-vitro affinity and selectivity for penile tissue (clinical significance of this in-vitro selectivity profile is unknown), Stendra® offers the ED therapeutic landscape a valuable addition as an oral ED therapy that may be taken once daily as early as approximately 15 minutes prior to sexual engagement, with or without food when using the 100mg or 200mg dosing (does not apply to 50mg dosing) , subject to certain contraindications and limitations common among PDE-5 inhibitors. For example, Stendra® is contraindicated for, and may cause hypotension when used by, individuals who take medicines called "nitrates," alpha-blockers, or other antihypertensives or who have consumed a substantial amount of alcohol (e.g., more than three glasses of wine or three shots of whiskey).

On September 30, 2016, we acquired from Vivus all of the rights to license, develop, market, sell, and distribute the drug avanafil (the active ingredient in Stendra®) in the United States, Canada, South America, and India, including all assets related to, or necessary for, the exercise of such rights, such as licenses, trademarks, and intellectual property rights. The drug avanafil was initially developed by Mitsubishi Tanabe Pharma Corporation ("MTPC") and MTPC licensed the rights to avanafil to Vivus in December 2000 (the "MPTC License"). Stendra® (avanafil) was approved by the FDA in April 2012. Petros seeks to make Stendra® the first oral ED prescription therapy available as a (nonprescription) over-the-counter ("OTC") option in the United States (referred to as an "Rx-to-OTC switch"). To that end, Petros has developed a Stendra® Drug Facts Label (DFL) and completed two label comprehension studies (which are non-clinical consumer studies intended to assess whether consumers understand key elements of an OTC drug label, namely instructions for use, contraindications, in-use warnings, and precautions), announcing their completion in July and December 2021, respectively. Petros also completed two pilot "self-selection" studies in the first half of 2022, one of which included participants from the general population and the other of which was specific to nitrate-medicine users (a patient group of particular interest to the FDA). In these self-selection studies, individuals who were interested in utilizing an OTC ED product were recruited to review the draft OTC labeling for Stendra® and determine whether or not the product would be appropriate for them to use without the intervention of a healthcare professional. Petros has shared pertinent data from these studies with the FDA in a pre-IND meeting that Petros held as a written response engagement during the first half of 2022. Following such meeting, Petros collected and implemented FDA feedback to optimize the Stendra® DFL. Petros further completed a second pivotal Label Comprehension Study and shared its results in a subsequent engagement with FDA in October 2023. Petros is currently pursuing the next phase of Self Selection Studies including technology assistive tools guided by the FDA. FDA guidance around this technology inclusion stems from a proposed rule published by the FDA on June 28, 2022, entitled, "Nonprescription Drug Product With an Additional Condition for Non-prescription Use" (or ACNU). If finalized, this rule would establish requirements for certain OTC drug products for which FDA has determined additional measures must be implemented to ensure appropriate self-selection and/or appropriate actual use by consumers without the supervision of a healthcare practitioner. While Petros believes this proposed rule indicates FDA's intent to increase OTC drug availability, it may also create additional challenges in connection with an Rx-to-OTC switch. Accordingly, Petros will continue to explore and align with the FDA and make necessary updates to its current development plans and activities for Stendra, in anticipation of FDA's enactment of the final ACNU rule, anticipated to occur in the first half of 2024. Since the latest FDA engagement in October 2023, the FDA has granted Petros a listen only meeting for demonstration of its technology platform to take place on March 12, 2024, and a Type C meeting on March 26, 2024, to review various study protocols pertaining to the technology and the OTC switch pathway.

Vacuum Erection Devices ("VEDs")

Petros also markets its own line of medical devices intended for ED treatment through its subsidiaries, Timm Medical and PTV, including the VED systems marketed as "Osbon ErecAid" and "PosTVac." We plan to continue to grow the VED business both domestically and internationally. Petros believes that its potential growth will come through the expansion of its distribution partner network, which currently includes several national and international distributors as well as a growing number of regional small-business distributors specialized in the urology landscape. Additionally, Petros intends to continue to leverage existing relationships with key clinician decision makers, offering direct purchase agreements for Centers of Excellence in prostate cancer and sexual health rehabilitation. This will allow for increased local purchase availability for consumers. We believe that potential international growth will come through additional work with existing customers to expand our current base of business while also working to unlock new international territories. In addition to expanding the distribution network, Petros is pursuing better use of the historical clinical data available regarding VEDs.

H100™

In addition to ED products, we had an exclusive global license to develop and commercialize H100™, a novel and patented topical formulation candidate for the treatment of acute Peyronie's disease. However, in an effort to prioritize and strategically focus on the Rx to OTC switch of Stendra® this license and development agreement was terminated by the Company on May 11, 2023. Expenses related to the development of H100™, prior to the license termination in May 2023, which was in the early stages of development and had not yet sought FDA approval to begin Phase 1 clinical trials, were categorized under the Prescription Medications segment.

Manufacturing and Supply

Petros currently only has facilities to assemble its VED products, and therefore must rely on qualified third-party contract manufacturers with appropriate facilities and equipment to contract manufacture commercial quantities of its other products. If, for any reason, Petros' contract manufacturers cannot perform as agreed, it may be required to replace them. Although Petros believes there are a number of potential replacements, it may incur added costs and delays in identifying and qualifying any such replacements.

Petros obtains from third parties the raw materials necessary to develop and manufacture its products, including the active and inactive pharmaceutical ingredients used in its products. Petros has historically relied on Vivus to supply the active pharmaceutical ingredient ("API") necessary for the manufacture of Stendra® pursuant to a commercial supply agreement executed on September 30, 2016 (the "Vivus Supply Agreement"), which required Petros to purchase certain minimum quantities of Stendra® in each year of the Vivus Supply

Agreement term. The Vivus Supply Agreement was terminated by Petros effective September 30, 2021. On January 18, 2022, Petros (through its wholly-owned subsidiary) and Vivus entered into a Settlement Agreement (the "Vivus Settlement Agreement") related to the minimum purchase requirements under the Vivus Supply Agreement in 2018, 2019 and 2020 and certain reimbursement rights asserted by a third-party retailer in connection with quantities of the Company's Stendra® product that were delivered to the third-party retailer and later returned. In connection with the Vivus Settlement Agreement, Petros retained approximately $7.3 million of API inventory (representing the 2018 and 2019 minimum purchase requirements) out of approximately $12.4 million due under the Vivus Supply Agreement, in conjunction with forgiveness of approximately $4.25 million of current liabilities relating to returned goods and minimum purchase commitments. In exchange for the API and reduction of current liabilities, Petros executed an interest-bearing promissory note in favor of Vivus in the principal amount of $10,201,758 (the "Note"). The parties also entered into a Security Agreement to secure Petros' obligations under the promissory note. The Company recorded the impact of this transaction, including the gain in the first quarter of 2022.

In addition to the payments to be made in accordance with the Note, the Company further agreed in the Vivus Settlement Agreement to (i) grant to Vivus a right of first refusal to provide certain types of debt and convertible equity (but not preferred equity) financing issued by or to Metuchen (including any subsidiaries and intermediaries) until the Note is paid in full, and (ii) undertake to make certain regulatory submissions to effectuate Vivus' ability to exercise its rights under the License Agreement. On January 18, 2022, the Company made a prepayment of the obligations under the Note in the amount of $900,000, and a payment of $1,542,904 with respect to a purchase order made in 2021 to Vivus. In consideration of these payments and upon the Company's satisfaction of certain regulatory submissions Vivus released 50% of the quantity of bulk Stendra® tablets under the Company's existing open purchase order (the "Open Purchase Order") being held by Vivus, which represented approximately a six-month supply of inventory. Pursuant to the Vivus Settlement Agreement Vivus also released the remaining 50% of the quantity of bulk Stendra® tablets under the Open Purchase Order later in the first quarter of 2022 upon the Company's satisfaction of the remaining regulatory submission requirements.

Following the termination of the Vivus Supply Agreement, Petros, through its subsidiary Metuchen, entered into a Technology Transfer Service Agreement on January 20, 2022, with Patheon Pharmaceuticals Inc., part of Thermo Fisher Scientific ("Patheon"), pursuant to which the Company and Patheon agreed to collaborate as strategic partners for commercial production of Stendra® tablets at Patheon's facilities in Cincinnati, Ohio. Under the Agreement, Patheon or one of its affiliates will provide pharmaceutical development and technology transfer services in order to establish and validate its ability to manufacture supply of the Company's Stendra® product. Any commercial sale of product manufactured during the performance of the Agreement must be subject to a subsequent commercial manufacturing services agreement (with associated quality agreement) between the parties before it can be offered for commercial sale.

Petros is required to identify the supplier of all the raw materials for all FDA-approved products that it acquires from others. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, Petros would be required to qualify a substitute supplier with the FDA and depending on the supplier, provide the FDA with notice or receive FDA approval for the supplier, which would likely delay or interrupt manufacturing of the affected product.

Distribution and Marketing

Petros has distribution agreements with the three largest pharmaceutical distributors (McKesson Corporation ("McKesson"), Cardinal Health, Inc. ("Cardinal"), and AmerisourceBergen Corporation ("AmerisourceBergen")), as well as a direct purchase program for designated retail dispensing pharmacies within large urology group practices, enabling us to provide Stendra® to customers through most retail pharmacies in the United States. Petros currently depends on McKesson to service these pharmaceutical distribution agreements. McKesson, on an exclusive basis, provides distribution of Stendra® to its own retail pharmacies and handles Petros' distribution to Cardinal and AmerisourceBergen.

In addition to established nationwide distribution mechanisms, Petros also collaborates with several commercial insurance entities with contracted access to Stendra® and enduring capabilities to expand these commercial insurance relationships for future assets. Although commercial insurance collaboration and contracts remain an important factor in patient access and affordability, Medicare and Medicaid remain largely out of scope for Stendra® and most sexual dysfunction therapies. As with many sexual dysfunction therapeutics, Medicare and Medicaid do not normally contract or reimburse for these therapies unless concomitantly indicated for other ailments beyond sexual dysfunction considered medically necessary. Nevertheless, commercial insurance access remains competitive and widely available for Stendra®.

Petros relies on a variety of channels to market and sell its products, including:

- third-party contracted sales representatives who promote Stendra® directly to high-volume physician prescribers of ED therapies and target physicians at trade associations;

- online digital strategies, including search engine optimization and targeted advertisements, target physicians and consumers;

- targeting of managed care organizations to deliver value-based contracts and improve placement for Stendra® on approved drug lists;

- collaboration with specialty pharmacies that provide personalized service to physicians and patients, including discreet shipping to patients' homes; and

- direct marketing of our medical devices to urology offices domestically and internationally.

Customers

We depend on a limited number of customers for a significant portion of our sales and the loss of, or a significant shortfall in demand from, these customers could have a material adverse effect on our financial condition and operating results. For the year ended December 31, 2023, 3 customers accounted for approximately 60% of our consolidated gross billings, and 4 main customers collectively accounted for approximately 93% of Stendra® gross billings. For further information, refer to Note 3 of the Notes to Consolidated Financial Statements. Gross billings is a non-GAAP financial measure. For a reconciliation of net sales to gross billings, see the section titled "Reconciliation of Non-GAAP Financial Measures" below.

Competition

According to data provided by IQVIA, the oral ED market (specifically the PDE-5 inhibitor class) has experienced significant growth over the last couple of years. Future market estimates continue to reflect similar growth trends. As generic options have become available, such as sildenafil (generic Viagra) and tadalafil (generic Cialis), they have led the growth in prescription volume including a limited yet enduring presence of branded prescription volume, indicating durable brand loyalty and value. Stendra® remains the only patent protected brand among the PDE-5 inhibitor class. According to Arizton Advisory and Intelligence Erectile Dysfunction Market Reports, the trajectory of growth in this class is projected to continue to grow at a Compounded Annual Growth Rate of 7.1% through 2028. We expect that North America will remain the lead market in this growth due to its established healthcare landscape and the prominence of comorbid conditions associated with ED. With an estimated 75% of the 30 million men suffering from ED in the US, ED prescription naive, we believe expanded access, in both cost and unhindered direct access, will mobilize the treatment naive as well as the experienced patients.

Employees

Our Board of Directors oversees our employee relations programs as it views building our culture — from employee development and retention to diversity, equity, inclusion and belonging initiatives as key to driving long-term value for our business and helping to mitigate risks.

As of December 31, 2023, we had 21 full time employees, all of whom were based inside the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Government Regulation

Pharmaceutical products and medical devices, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our products and product candidates.

Regulation in the United States

Drug Development and Approval Process

To obtain approval of a new drug product from the FDA, sponsors must, among other requirements, submit extensive data supporting its safety and efficacy, as well as detailed information on the manufacture and composition of the drug and proposed product labeling and packaging. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and sponsors may encounter significant difficulties or costs in their efforts to obtain FDA approvals that could delay or preclude them from marketing their developed drug candidates.

The process required by the FDA before a new drug may be marketed in the United States generally involves some or all of the following key steps:

- completion of nonclinical studies, such as laboratory tests, animal studies, and formulation studies, performed in compliance with FDA regulations for good laboratory practices, or GLPs, and other applicable regulations;

- design of a clinical protocol and its submission to the FDA as part of an IND, which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCPs, to establish the safety and efficacy of the product candidate for its intended use;

- submission of a new drug application ("NDA") to the FDA along with payment of the application user fee and FDA acceptance of that NDA;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the active pharmaceutical ingredient, or API, and finished drug product are produced and tested to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with current good manufacturing practices ("cGMPs") in order to assure that the facilities, methods and controls are adequate to preserve the drug candidate's identity, strength, quality and purity;

- possible inspection of selected clinical study sites to confirm compliance with GCP requirements and data integrity; and

- FDA review and approval of the NDA, including satisfactory completion of an FDA advisory committee review of the product candidate, if applicable, which must occur prior to any commercial marketing or sale of the drug product in the United States.

Stendra® was approved via a traditional NDA in April 2012 for prescription-only use in treating ED. The approved NDA contains numerous contraindications, warnings, and risks, as well as instruction regarding when to seek help from a healthcare professional, among other things. In connection with our OTC strategy, we have over three years invested in the program and several key studies completed, including a pre-IND engagement with FDA in mid-2022, as well as subsequent Type C meetings in 2023 and additional FDA meetings granted and scheduled for 2024. Current regulatory landscape for OTC approval of a prescription pharmaceutical presents several possible applications, with some options posed to industry as proposed rules (pending formal approval into policy) by FDA. Options that may pertain to Stendra® OTC application for approval may include an sNDA, a new NDA for OTC and/or a Drug-Device application. In any application, the development of the Drug Facts Label, proven consumer comprehension, and demonstrated acceptable and appropriate consumer self-selection as well as safe and appropriate actual use in an OTC or non-prescription setting, remain paramount to the pathway to approval. Petros has, and intends to continue to, self-fund their OTC initiative.

Post-Approval Requirements for Prescription Drugs

Following approval of a new drug product, the sponsor and the product are subject to pervasive and continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product, product sampling and distribution restrictions, and promotion and advertising requirements.

Promotional communications must be carefully crafted to ensure compliance with all applicable FDA regulations pertaining to prescription-drug marketing and labeling. In particular, prescription-drug advertisements must generally (1) not be false or misleading, (2) present a "fair balance" of information describing both the risks and benefits associated with the drug, (3) include facts that are "material" to the product's advertised uses, and (4) include a "brief summary" that mentions every risk described in the product's labeling. Further, where the intended use of a prescription drug differs from the intended use approved by FDA, as listed in the product's approved NDA, FDA has asserted that the product is an unapproved "new drug" and taken enforcement action against sponsors for introducing such unapproved new drugs into interstate commerce in violation of the FDCA. This prohibited practice is also called "off-label" promotion. Although physicians may prescribe legally available products for off-label uses, sponsors may not legally market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA for compliance with cGMPs and other requirements. Changes to the manufacturing process, specifications or container closure system for an approved drug product are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require, among other things, the investigation and correction of any deviations from cGMP and the imposition of reporting and documentation requirements upon the NDA sponsor and any third-party manufacturers involved in producing the approved drug product. Accordingly, both sponsors and manufacturers must continue to expend time, money, and effort on systems relating to production and quality control to maintain cGMP compliance and other aspects of quality control and quality assurance, and to ensure ongoing compliance with other statutory requirements the FDCA.

The FDA may withdraw its approval for a drug product if compliance with regulatory requirements is not maintained or unexpected problems occur after the product reaches the market. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or the imposition of distribution or other restrictions under a REMS.

Petros and/or its present or future suppliers, contract manufacturers, and/or other affiliates involved in one or more of its U.S. commercialization activities may not be able to comply with all FDA regulatory requirements. For example, Petros may believe that its manufacturing operations (including that of its contractors, as applicable) are fully compliant with cGMPs or that all promotional communications disseminated by or on behalf of Petros are consistent with FDA's prescription-drug marketing requirements, but the FDA may determine otherwise. Petros could be subject to a number of adverse enforcement actions and/or penalties in connection with any failure(s) to comply with the FDCA and/or its implementing regulations, including, but not limited to, the following:

- restrictions on the marketing or manufacturing of approved products, market withdrawal, recalls;
- fines, warning letters, untitled letters, public warnings, consumer advisories, "dear doctor" letters, and other similar publications or issuances;
- refusal of the FDA to approve pending NDAs or supplements to approved NDAs;

- seizure, detention, import alerts;

- injunctions or the imposition of civil or criminal penalties;

- consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs; or

- mandated modification of promotional materials and labeling and the issuance of corrective information.

FDA's Premarket Clearance and Approval Requirements

Under the FDCA, medical devices are classified into one of three classes Class I, Class II or Class III depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA's general controls for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Class II devices are subject to FDA's general controls, and any other special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, unless exempt. A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Petros' current medical devices are classified Class II medical devices.

When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to either: a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which the FDA has not yet called for the submission of pre-market approval applications or is a device that has been reclassified from Class III to either Class II or I.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device in the United States. After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.

The FDA classifies Petros' VEDs as Class II external penile rigidity devices, which, as of 2004, are exempt from the 510(k)-notification process, as long as all detailed special controls FDA has established for this product category are met. Petros' VEDs, on the other hand, were introduced into the U.S. market pursuant to the 510(k) notification process *before* the FDA established the 510(k) exemption for external penile rigidity devices that meet applicable special controls. Accordingly, Petros' VEDs may be lawfully marketed in accordance with their respective 510(k) summaries, rather than the special controls currently in-place for external penile rigidity devices marketed without 510(k) clearance. However, to the extent any modifications are made or the VEDs are marketed beyond the scope of their respective 510(k) summaries, they must comply with the applicable special controls.

Post-Market Requirements for Medical Devices

Numerous post-market regulatory requirements apply to medical devices, including, but not limited to:

- the QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

- clearance or approval of product modifications to 510(k)-cleared or PMA-approved devices that could affect safety or effectiveness;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or "off-label" uses;

- advertising and promotion requirements;

- medical device reporting regulations, which require that manufacturers report to the FDA if their devices may have caused or contributed to deaths or serious injuries or malfunctioned in ways that would likely cause or contribute to deaths or serious injuries if the malfunctions were to recur;

- medical device correction and removal reporting regulations, which require the manufacturers to report to the FDA corrections and removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

- post-market surveillance regulations, which apply when necessary to protect public health or to provide additional safety and effectiveness data for the devices.

The manufacturing of Petros' VEDs must comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Further, Petros' records and manufacturing processes (and/or the records and manufacturing processes of the subsidiaries through which the VEDs are marketed) are subject to periodic scheduled or unscheduled inspections by the FDA. Any failure to maintain compliance with the QSR or other applicable regulatory requirements could result in the shut-down of, or restrictions on, the VED-manufacturing operations and the recall or seizure of the VEDs.

Regulation of Third-Party Contract Manufacturers

Third-party contract manufacturers that Petros relies on to manufacture commercial quantities of its products are also subject to cGMPs and/or the FDA's QSR regulations, which impose extensive procedural and documentation requirements. The FDA and corresponding state and foreign agencies perform ongoing periodic unannounced inspections to ensure strict compliance with cGMPs/QSR and other applicable government regulations. Prior to approving a marketing application, manufacturers will also need to validate their manufacturing process. The FDA will also inspect the proposed manufacturing facilities to confirm that they can produce products meeting the FDA's regulatory standards.

Intellectual Property

Petros relies on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements, to protect its intellectual property and proprietary rights.

Petros' rights to market, distribute and sell avanafil (the active ingredient in Stendra®) are granted under a License and Commercialization Agreement (the "License Agreement") with Vivus entered into on September 30, 2016, which is a sublicense under Vivus' license agreement with the owner of the Stendra® patent, MTPC (the "MTPC License"). The MTPC License contains certain termination rights that would allow MTPC to terminate the agreement if Vivus were to breach any of the terms of the MTPC License or become insolvent or bankrupt. In the event that MTPC terminates the MTPC License with Vivus because of any contractual breach, Petros has step-in rights with MTPC, which would allow Petros to continue to sell Stendra®.

Available Information

Information about Petros, including its reports filed with or furnished to the SEC, is available through our website at *www.petrospharma.com*. Such reports are accessible at no charge through our website and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. The

SEC also maintains a website that contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

We have included our website addresses throughout this report as textual references only. The information contained on the websites referenced herein is not incorporated into this Form 10-K.

ITEM 1A.   RISK FACTORS

In addition to the other information in this Form 10-K, shareholders or prospective investors should carefully consider the following risk factors when evaluating Petros. If any of the events described below occurs, our business, financial condition, results of operations and future growth prospects could be adversely affected.

Risks Related to Petros' Capital Requirements and Financing

Our consolidated financial statements have been prepared on a going concern basis; we must raise additional capital to fund our operations in order to continue as a going concern.

In its report dated April 1, 2024, Marcum LLP, our independent registered public accounting firm, expressed substantial doubt about our ability to continue as a going concern as we have suffered recurring losses from operations and have insufficient liquidity to fund our future operations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. As of December 31, 2023, we had approximately $13.3 million of cash. In order to have sufficient cash to fund our operations in the future, we will need to raise additional equity or debt capital and cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to fund our operations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Petros has incurred significant losses and may continue to experience losses in the future.

Petros had a net loss of $8.2 million for the year ended December 31, 2023, and a net loss of $20.0 million for the year ended December 31, 2022. As of and for the year ended December 31, 2023, Petros used funds in operations of approximately $7.6 million and had an accumulated deficit of $98.9 million. While Petros had available cash of approximately $13.3 million at December 31, 2023, it cannot predict if it will achieve profitability soon or at all. Petros expects to continue to expend substantial financial and other resources on, among other things:

- sales and marketing;

- investments in hiring key personnel;

- successful completion and commercialization of our OTC strategies; and

- general administration, including legal, accounting and other expenses.

Petros may not generate sufficient revenue to offset such costs to achieve or sustain profitability in the future. Petros expects to continue to invest in its operations and product and business development to maintain and grow its current market position and to meet its expanded reporting and compliance obligations as a public company.

Petros expects its operating losses to continue in the near term in order to carry out its strategic objectives. Petros considers historical operating results, capital resources and financial position, and current projections and estimates as part of its plan to fund operations over a reasonable period of time. Petros believes that based on these factors, along with our projections for 2024, that the available cash on hand is not sufficient to fund its operations through at least April 1, 2025.

We expect to require additional capital in the future in order to develop our products, fund operations, and otherwise implement our business strategy. If we do not obtain any such additional financing, it may be difficult to effectively realize our long-term strategic goals and objectives.

We will require additional financing to further develop and market our products, fund operations, and otherwise implement our business strategy. Our current cash resources will not be sufficient to fund these activities. We are exploring additional ways to raise capital, but we cannot assure you that we will be able to raise capital. The timing and probability of obtaining sufficient capital depends, in part, on expanding the use of Stendra® and continuing to invest in research and development pursuant to our Non-Prescription OTC strategies related to Stendra®. Should Petros not be successful with our OTC strategies, it could have a material adverse impact on our operations and consolidated financial statements. Our failure to raise capital as and when needed would have a material adverse impact on our financial condition, our ability to meet our obligations, and our ability to pursue our business strategies and may require us to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders' ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Petros' consolidated balance sheet contains significant amounts of intangible assets, and a decline in the fair value of an intangible asset could result in an asset impairment charge, such as the recent impairment charges related to our Stendra product.

Petros' intangible assets, including developed technology rights and brands, face risks for impairment and charges related to such assets, which may be significant. If we are unable to meet our revenue projections, including successfully implementing our Stendra® OTC strategies, we will have an impairment to our intangible assets.

We recorded a significant intangible asset impairment charge related to the Stendra® product in 2022. Should net revenue not meet projections through the December 2029 estimated useful life of the Stendra® product, Petros may need to record additional impairment charges.

Risks Related to Petros' Business, Industry and Operations

Public health crises could adversely affect our business, financial condition and results of operations.

Our business could be adversely impacted by the effects of future pandemics, epidemics or infectious disease outbreaks. The COVID-19 pandemic has had negative effects on the health of the U.S. economy, and other public health crises could have similar effects in the future. We cannot reasonably estimate the length or severity of the impact that the COVID-19 pandemic, including the emergence of any new variants, will have on its financial results, and the Company may experience a material adverse impact on its sales, results of operations, and cash flows in fiscal 2024 and beyond.

The emergence of another pandemic, epidemic or infectious disease outbreak, and any required or voluntary actions to help limit the spread of illness, could impact our ability to carry out our business and may materially adversely impact global economic conditions, our business, financial condition and results of operations. The extent to which a future pandemic, an epidemic or an infectious disease outbreak impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope and the actions taken to contain or treat such pandemic, epidemic or outbreak.

We depend on a limited number of customers for a significant portion of our sales and the loss of, or a significant shortfall in demand from, these customers could have a material adverse effect on our financial condition and operating results.

We generate a significant amount of sales from a limited number of customers. For the year ended December 31, 2023, 3 customers accounted for approximately 60% of our consolidated gross billings, and 4 main customers collectively accounted for approximately 93% of Stendra® gross billings. Gross billings is a non-GAAP financial measure. For a reconciliation of net sales to gross billings, see the section titled "Reconciliation of Non-GAAP Financial Measures" below. We expect that sales to relatively few customers will continue to account for a significant percentage of our net revenues in future periods. However, these customers or any of our other customers may not continue to purchase our products at current levels, pricing, or at all, and our revenue could fluctuate significantly due to changes in economic conditions, the success of our competitors' products, or the loss of, reduction of business with, or less favorable terms with any of our largest customers. We have not entered into purchase agreements with any of these customers, and therefore, these customers are not subject to minimum purchase orders or have any contractual obligations to purchase our products. If we were to lose one of our key customers or have a key customer significantly reduce its volume of business with us, our revenues may be materially reduced, which would materially and adversely affect our business, financial condition, and cash flows and projections.

Petros recorded net sales of approximately \$2.3 million of Stendra® in 2023, which accounted for 39.3% of Petros' total revenues in 2023. Events having a material adverse effect on Stendra® sales may result in a significant adverse impact on our revenues.

The success of Petros' business currently depends on the successful continued commercialization, including achieving the requisite regulatory approval to market, distribute, and sell its main product, Stendra®, as a nonprescription OTC drug. Petros may not be successful in commercializing Stendra® beyond its current level. Additionally, if Stendra® were to become subject to problems such as loss of patent protection, changes in prescription growth rates, material product liability litigation, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence, pressure from existing competitive products, changes in labeling, pricing and access pressures, supply shortages or, if a new, more effective treatment should be introduced, there would be an adverse impact on Petros' revenues, which could be significant.

Petros is subject to ongoing obligations under a settlement agreement relating to the termination of a commercial supply agreement with Vivus.

On January 18, 2022, Petros (through its wholly-owned subsidiary) and Vivus entered into a Settlement Agreement (the "Vivus Settlement Agreement") related to the minimum purchase requirements under the Vivus Supply Agreement in 2018, 2019 and 2020 and certain reimbursement rights asserted by a third-party retailer in connection with quantities of the Company's Stendra® product that were delivered to the third-party retailer and later returned. In connection with the Vivus Settlement Agreement, Petros executed an interest-bearing promissory note (the "Note") in favor of Vivus in the principal amount of \$10,201,758. The parties also entered into a Security Agreement to secure Petros' obligations under the Note. In addition to the payments to be made in accordance with the Note, the Company further agreed in the Vivus Settlement Agreement to (i) grant to Vivus a right of first refusal to provide certain types of debt and convertible equity (but not preferred equity) financing issued by or to Metuchen (including any subsidiaries and intermediaries) until the Note is paid in full, and (ii) undertake to make certain regulatory submissions to effectuate Vivus' ability to exercise its rights under the License Agreement. On January 18, 2022, the Company made a prepayment of the obligations under the Note in the amount of \$900,000 and a payment of \$1,542,904 with respect to the purchase order made in 2021 to Vivus. In consideration of these payments and upon the Company's satisfaction of certain regulatory submissions Vivus released 50% of the quantity of bulk Stendra® tablets under the Company's existing open purchase order (the "Open Purchase Order") being held by Vivus, which represented approximately a six-month supply of inventory. Pursuant to the Vivus Settlement Agreement Vivus also released the remaining 50% of the quantity of bulk Stendra® tablets under the Open Purchase Order later in the first quarter of 2022 upon the Company's satisfaction of the remaining regulatory submission requirements. The Company recorded the impact of this transaction, including the gain, in the first quarter of 2022.

Pursuant to the Vivus Settlement Agreement, the parties also executed Amendment No. 1 to the License Agreement (the "Amendment"). The Amendment provides that Vivus shall retain its co-exclusive right along with the Company to develop, manufacture, commercialize and otherwise exploit the Stendra® product in the territory covered by the License Agreement, provided that Vivus shall not exercise such right unless an Event of Default occurs under the Vivus Settlement Agreement, the Note, or the Security Agreement. The Amendment further provides that, upon such an Event of Default, the License Agreement will terminate and Vivus will have the right to use all regulatory documentation and submissions of Metuchen and other rights as may be necessary for Vivus to exercise its right to exploit the Stendra® product. The Amendment also acknowledges that Metuchen has assigned its rights under the License Agreement to Vivus as a "financing entity" and provides that such rights may be assigned in certain circumstances. If the Company fails to perform its obligations under the Vivus Settlement Agreement or the amended License Agreement, the Company may forfeit its rights under the License Agreement and be unable to exploit the Stendra® product.

We may experience delays or problems in the supply of Stendra® if Patheon experiences delays in or fails to establish and validate its ability to manufacture supply of the Company's Stendra® product, which could materially and adversely affect our ability to obtain sufficient quantity of Stendra® API to meet market demand.

Petros, through its subsidiary Metuchen, entered into a Technology Transfer Service Agreement on January 20, 2022, with Patheon Pharmaceuticals Inc., part of Thermo Fisher Scientific ("Patheon"), pursuant to which the Company and Patheon agreed to collaborate as strategic partners for commercial production of Stendra® tablets at Patheon's facilities in Cincinnati, Ohio. Under the Agreement, Patheon or one of its affiliates will provide pharmaceutical development and technology transfer services in order to establish and validate its ability to manufacture supply of the Company's Stendra® product. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of process controls required to consistently produce the active pharmaceutical ingredients, or API, the finished drug product and packaging in sufficient quantities while meeting detailed product specifications on a repeated basis. Patheon may encounter difficulties in production, such as difficulties with production costs and yields, process controls, quality control and quality assurance, including testing of stability, impurities and impurity levels and other product specifications by validated test methods, compliance with strictly enforced United States, state and non-United States regulations, and disruptions or delays caused by man-made or natural disasters, pandemics or epidemics, or other business interruptions, including, for example, the COVID-19 pandemic.

If Patheon encounters these or any other manufacturing, quality or compliance difficulties, this may delay or prevent it from providing the Company with sufficient quantity of Stendra® tablets to meet commercial demand. In addition, if Patheon fails or refuses to supply us with Stendra® API for any reason, it would take a significant amount of time and expense to engage a new supplier.

Petros relies on a combination of several different channels to promote its products to physicians and patients in the United States and internationally.

Petros currently relies on a variety of channels to market and sell its products, including:

- sales representatives who promote Stendra® directly to high-volume physician prescribers of ED therapies and target physicians at trade associations;

- online digital strategies, including search engine optimization and targeted advertisements, target physicians and consumers;

- targeting of managed care organizations to deliver value-based contracts and improve placement for Stendra® on approved drug lists;

- collaboration with specialty pharmacies that provide personalized service to physicians and patients, including discreet shipping to patients' homes; and

- direct marketing of our medical devices to urology offices domestically and internationally.

Petros will continue to depend on these strategies, partners and distribution channels in order to promote and sell its products. Petros cannot assure you that these strategies will enable it to successfully market and sell its products. Failure to successfully market and sell its products would have a material adverse effect on Petros' business, financial condition and results of operations.

Petros is substantially dependent on a limited number of commercial products. Any difficulties or delays in product manufacturing, regulatory compliance, sales or marketing could affect Petros' future results.

Petros' ability to achieve its business objectives is directly dependent on its ability to get its products to market, and any delays or difficulties in manufacturing, regulatory compliance, sales or marketing could have an adverse impact, including but not limited to the following types of events:

- failure to predict market demand for, or to gain market acceptance of, approved products;
- failure to comply with applicable regulatory requirements, which could result in costly and disruptive enforcement actions, or otherwise require costly and disruptive corrective actions;
- delays, unavailability, or undetected defects with respect to product manufacturing materials;
- failure to maintain appropriate quality standards throughout the internal and external supply network or comply with cGMPs or other regulations;
- failure to establish and maintain adequate health care coverage and reimbursement;
- failure to establish and maintain market demand and acceptance for Petros' products through marketing and sales activities, and any other arrangements to promote these products;
- failure to adequately train sales and marketing personnel regarding regulatory compliance matters and any exposure that Petros may face due to noncompliance of such personnel;
- failure to establish and maintain agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;
- failure to manufacture products in sufficient quantities and at acceptable quality and manufacturing cost to meet commercial demand;
- failure to effectively compete with other products on the market;
- failure to maintain a continued acceptable product safety and efficacy profile;
- interruptions to supply chain continuity or commercial operations as a result of man-made or natural disasters; and
- failure to maintain supply chain integrity against intentional and criminal acts.

The FDA may determine that Petros' products or product candidates have undesirable side effects that could result in regulatory action, impede commercialization, or delay or prevent their regulatory approval.

Undesirable side effects caused by Petros' products or product candidates could adversely and materially harm the business. Undesirable side effects could limit Petros' ability to commercialize the products, could result in product liability suits, and could result in regulatory actions, such as, but not limited to withdrawal of the products from the market, withdrawal of marketing approvals, safety communications or warnings, revisions to product labeling to add warnings or other precautions, or prompt regulators to require that Petros implement risk mitigation steps, such as post-approval studies, Risk Evaluation and Mitigation Strategy ("REMS"), and/or other strategies. Undesirable side effects could impact the ability of the Petros to complete product development, may require that development be limited to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, could cause Petros, an Institutional Review Board ("IRB"), or other reviewing entities or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Undesirable side effects caused by or any unexpected characteristics for product candidates could also result in denial of regulatory approval by the FDA or other comparable foreign authorities for any or all targeted indications or the inclusion of unfavorable information in product labeling, such as limitations on the indicated uses or populations for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products. Should any of the foregoing occur, Petros' business, financial condition or results of operations may be materially harmed.

Petros relies on third parties for the supply of the raw materials necessary to develop and manufacture its products.

Petros is dependent on third parties for the supply of the raw materials necessary to develop and manufacture its products, including the active and inactive pharmaceutical ingredients used in its products. Petros is required to identify the supplier of all the raw materials for all FDA-approved products that it acquires from others. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, Petros would be required to qualify a substitute supplier with the FDA and depending on the supplier, provide the FDA with notice or receive FDA approval for the supplier, which would likely delay or interrupt manufacturing of the affected product. Failure of suppliers to meet the applicable regulatory standards could also result in enforcement actions against such suppliers or Petros.

These third parties include foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties, foreign currency risk and other government clearances. Acts of governments outside and within the United States may affect the price or availability of raw materials needed for the development or manufacture of Petros' products. In addition, any changes in patent laws in jurisdictions outside the United States may make it increasingly difficult to obtain raw materials for research and development prior to the expiration of the applicable U.S. or foreign patents.

Shortages in or interruptions in the supply of raw materials could potentially delay Petros' development programs or result in insufficient product quantities to meet commercial demand. Third-party manufacturers' failure to obtain the raw materials necessary to manufacture sufficient quantities of products and product candidates may have a material adverse effect on Petros' business.

Changes in product or product candidate manufacturing or formulation may result in additional costs or delay.

Any changes to product or product candidate manufacturing or formulation may materially impact Petros' business. For approved products, manufacturing changes may require reporting to and/or approval from the applicable regulatory authorities, including the FDA. Regulatory authorities may require substantial, time consuming, and costly manufacturing work as well as studies to support such changes. Any such changes may also not accomplish the intended outcome. Additionally, changes to product candidate manufacturing during product development may also adversely impact the development program. Changes could cause product candidates to perform differently and affect the results of future studies. Such changes may also require additional testing, studies, FDA notification, or FDA approval.

Petros may experience pricing pressure on the price of our products due to social or political pressure to lower the cost of drugs, which would reduce our revenue and future profitability, if achieved.

Federal and state health care programs are increasingly focused on the price of prescription drugs and medical devices, including the expanded use of mandatory rebates and discounts and measures that penalize or prohibit price increases over inflation rates. Public and private third-party payers also may not consider Stendra® or our other products to be medically necessary when prescribed for ED and may decline to cover it. Public and governmental scrutiny over healthcare costs in the United States and the cost of drugs, in particular, have continued to increase since the enactment of the Patient Protection and Affordable Care Act over a decade ago. Further, the U.S. government has indicated a specific, heightened interest in investigating drug-price increases following pharmaceutical companies' acquisitions of the rights to certain drug products and have taken enforcement action in connection therewith in a number of cases. Members of the U.S. Congress have similarly sought information from certain pharmaceutical companies relating to post-acquisition drug-price increases. Petros' revenue and future profitability, if achieved, could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit its ability to increase the prices of its products.

Continued healthcare reform measures will likely continue to impact the pharmaceutical industry. For example, the Biden administration introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. In addition to a number of executive orders intended to combat various aspects of U.S. healthcare costs, there have been several noteworthy legislative enactments. For example, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. Further, on September 9, 2021, the Department of Health and Human Services ("HHS") released a "Comprehensive Plan for Addressing High Drug Prices" that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in August 2022, the Inflation Reduction Act ("IRA") was signed into law, which will, among other things, allow HHS to negotiate the selling price of certain drugs and biologics that the Centers for Medicare & Medicaid Services ("CMS") reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. In December 2023, the Biden-Harris Administration announced further related initiatives under the IRA to lower prescription costs and increase competition with help from HHS, the Department of Justice ("DOJ"), and the FTC. There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. However, in early January 2024, the FDA did approve a plan from Florida to import low-cost drugs from Canada. Such initiatives could result in downward pressure on the prices of Petros' products in the future and adversely affect its ability to obtain or maintain approval and/or successfully commercialize drug products and/or medical devices in the United States.

Private third-party payers and other managed care entities, such as pharmacy benefit managers, continue to take action to manage the utilization of drugs and control the cost of drugs and medical devices.

Consolidation among managed care organizations ("MCOs") has increased the negotiating power of MCOs and other private third-party payers. Private third-party payers increasingly employ formularies to control costs by taking into account discounts in connection with decisions about formulary inclusion or favorable formulary placement. Failure to obtain or maintain timely adequate pricing or favorable formulary placement for our products, or failure to obtain such formulary placement at favorable pricing, could adversely impact revenue. Private third-party payers, including self-insured employers, often implement formularies with copayment tiers to encourage utilization of certain drugs and have also been raising co-payments required from beneficiaries, particularly for branded pharmaceuticals and biotechnology products Managed care also establishes formularies to control the cost of medical supplies. Payers may limit the number of drugs covered in the therapeutic class or sources in supply categories, cover only generic alternatives to drugs in the class, or impose restrictions on reimbursement of a particular drug or drugs in a class or a particular medical device.

Private third-party payers are also implementing new initiatives such as "copay accumulators" (policies that provide that the value of copay assistance does not count as out-of-pocket costs that are applied toward deductibles) that can shift more of the cost burden to manufacturers and patients. This cost shifting has increased consumer interest and input in medication choices, as they pay for a larger portion of their prescription costs and may cause consumers to favor lower cost generic alternatives to branded pharmaceuticals. As the U.S. payer market consolidates further and as more drugs become available in generic form, biopharmaceutical companies may face greater pricing pressure from private third-party payers, who will continue to drive more of their patients to use lower cost generic alternatives.

Products may face competition from generic drug products and other similar drug products.

If the FDA or comparable foreign regulatory authorities approve generic or similar versions of any of Petros' products, the sales of Petros' products could be adversely affected. If any such generic versions of Stendra® are approved, Stendra® would become the "reference listed drug" in the FDA's Orange Book. Other applicants may then seek approval of generic versions of the product through submission of ANDAs in the

United States. In support of an ANDA, a generic applicant would not need to conduct full clinical studies. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration, conditions of use and labeling, among other commonalities, as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is available at the site of action at the same rate and to the same extent as the reference listed drug. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices and are generally preferred by third party payers. As a result, the FDA, executive administrations and Congress have taken steps to encourage increased generic drug competition in the market in an effort to bring down drug costs. The recent change in administration and control of the U.S. Senate may result in initiatives to further such competition or downward pricing.

Following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product. Moreover, in addition to generic competition, Petros could face competition from other companies seeking approval of drug products that are similar to the Company's drug products using the 505(b)(2) regulatory pathway. Such applicants may be able to rely on Petros' products, other approved drug products or published literature to develop drug products that are similar to Petros'. The introduction of similar drug products could expose our products to increased competition.

Any ANDA or 505(b)(2) applicants would need to submit patent certification statements with their applications for patents that are listed in the FDA's Orange Book. There are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Orange Book. Petros may be unable to obtain patents covering its products that contain one or more claims that satisfy the requirements for listing in the Orange Book. Patents not listed in the Orange Book would not receive the protections provided by the Hatch Waxman Act.

Moreover, if an ANDA or 505(b)(2) applicant files a paragraph IV challenge to any patents that Petros may list in the FDA's Orange Book and the Company does not file a patent infringement lawsuit within 45 days of receiving notice of a paragraph IV certification, the ANDA or 505(b)(2) applicant would not be subject to a 30-month stay. Litigation or other proceedings to enforce or defend intellectual property rights, however, would likely be complex in nature, may be expensive and time consuming, may divert management's attention, and may result in unfavorable results.

Moreover, if any product candidate does not receive any anticipated periods of regulatory exclusivity, that product candidate may face generic or 505(b)(2) product competition sooner than anticipated, which could materially and adversely impact Petros' business. Finally, there are already generic versions of other ED drugs on the market against which the Petros drug product competes. As generic products, these products are priced below Petros, presenting the risk that patients and their physicians will opt for those products instead of the Petros brand product.

The business that Petros conducts outside the United States may be adversely affected by international risk and uncertainties.

Although Petros' operations are based in the United States, it conducts certain business outside the U.S. and expects to continue to do so in the future. Currently, Petros possesses the rights to license, develop, market, sell and distribute Stendra® in Canada, South America, and India, and its VED products are also marketed internationally. The active pharmaceutical ingredient for Stendra® is produced in France and shipped to the United States in tablet form for packaging. One of the manufacturers of our medical devices is based in China, and Petros expects to expand contract manufacturing for certain of its products in Europe, the Middle East, and Northern Africa in the future. Any business that it conducts outside the United States will be subject to additional risks that may materially adversely affect its ability to conduct business in international markets, including:

- the ability to receive any required regulatory authorizations to commercialize products internationally and the ability to comply with international regulatory requirements;

- potentially reduced protection for intellectual property rights in certain other countries;

- unexpected changes in tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation or political instability, in particular foreign economies and markets;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- production shortages resulting from any events affecting a product candidate and/or finished drug product supply or manufacturing capabilities abroad;

- business interruptions resulting from geo-political actions, including war and terrorism or natural disasters, including earthquakes, hurricanes, typhoons, floods and fires; and

- failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act.

These factors or any combination of these factors may adversely affect our revenue or our overall financial performance.

Petros has concluded that there are material weaknesses in its internal control over financial reporting, which, if not remediated, could materially adversely affect its ability to timely and accurately report its results of operations and financial condition. The accuracy of Petros' financial reporting depends on the effectiveness of its internal controls over financial reporting.

Internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of consolidated financial statements and may not prevent or detect misstatements. Failure to maintain effective internal controls over financial reporting, or lapses in disclosure controls and procedures, could undermine the ability to provide accurate disclosure (including with respect to financial information) on a timely basis, which could cause investors to lose confidence in Petros' disclosures (including with respect to financial information), require significant resources to remediate the lapse or deficiency, and expose it to legal or regulatory proceedings.

In connection with the audit of its December 31, 2023, consolidated financial statements, Petros' management identified the following deficiencies, which it considers to be "material weaknesses," which, individually or in the aggregate, could reasonably result in a material misstatement in the Company's financial statements:

- Petros currently has an insufficient level of monitoring and oversight controls and does not enforce the implementation of key controls reflected on its internal control process matrices. This restricts the Company's ability to gather, analyze and report information relative to the consolidated financial statements in a timely manner, including timely and adequate review of schedules and analysis used in the financial close process and the documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions. The Company should evaluate their significant processes to ensure the key controls are being carried out as designed;

- The size of Petros' accounting and IT department makes it impracticable to achieve an appropriate segregation of duties;

- Petros does not have appropriate IT access related controls specifically:

  - There is no limit to the number of password attempts allowed before an account becomes locked out.

  - There is no maximum length of days a password can be in use.

The Company should implement mitigating controls that would prevent or detect (in a timely manner) unauthorized transactions that might result.

Petros' remediation efforts are ongoing and it will continue its initiatives to implement and document policies, procedures, and internal controls. The remediation efforts included the implementation of additional controls to ensure all risks have been addressed. Management further emphasized compliance with existing internal controls. Remediation of the identified material weaknesses and strengthening the internal control environment will require a substantial effort throughout 2024 and beyond, as necessary, and Petros will test the ongoing operating effectiveness of the new and existing controls in future periods. The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Petros cannot guarantee that it will be successful in remediating the material weaknesses it identified or that its internal control over financial reporting, as modified, will enable it to identify or avoid material weaknesses in the future.

Petros cannot guarantee that its management will be successful in identifying and retaining appropriate personnel; that newly engaged staff or outside consultants will be successful in identifying material weaknesses in the future; or that appropriate personnel will be identified and retained prior to these deficiencies resulting in material and adverse effects on Petros' business.

Risks Related to Petros' Personnel

Because Petros is a small pharmaceutical company with limited resources, it may be unable to attract qualified personnel.

Because of the specialized nature of its business, Petros' ability to develop products and to compete with its current and future competitors largely depends upon its ability to attract, retain and motivate highly qualified managerial, marketing, consulting and scientific personnel. Petros faces intense competition for qualified employees and consultants from biopharmaceutical companies, research organizations and academic institutions. Attracting, retaining or replacing these personnel on acceptable terms may be difficult and time-consuming given the high demand in its industry for similar personnel. There is intense competition for qualified personnel in this business sector, and we cannot assure you that Petros will be able to attract the qualified personnel necessary for the development of its business.

Petros will need to expand its operations and increase its size, and it may experience difficulties in managing growth.

As Petros increases the number of products it owns or has the right to sell, it may need to increase personnel headcounts with respect to sales, marketing, product development, scientific, or administrative departments. In addition, to meet its obligations as a public company, it will need to increase its general and administrative capabilities. The management, personnel and systems currently in place may not be adequate to support this future growth. The need to effectively manage its operations, growth and various projects requires that it:

- successfully attract and recruit new employees with the required expertise and experience;
- successfully grow marketing, distribution and sales infrastructure; and
- continue to improve operational, manufacturing, financial and management controls, reporting systems and procedures.

If Petros is unable to manage this growth and increased complexity of operations, its business may be adversely affected.

Petros may be adversely affected by any misconduct or improper activities on the part of its individual employees, principal investigators or consultants.

Petros is exposed to the risk that any of its employees, principal investigators and consultants may engage in fraudulent conduct or other illegal activity. Although Petros has adopted a code of conduct applicable to all of its employees, it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions it takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in Petros' nonclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to Petros' reputation.

Additionally, Petros is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Petros, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Petros' operations, any of which could adversely affect its ability to operate its business and results of operations.

Cyberattacks and other data security breaches could compromise our proprietary and confidential information, which could harm our business and reputation or cause us to incur increased expenses to address any such breaches.

In the ordinary course of our business, Petros generates, collects and stores proprietary information, including intellectual property and business information. The secure storage, maintenance, and transmission of and access to this information is important to our operations and reputation. If a cyber incident, such as a phishing or ransomware attack, business email compromise attack, virus, malware installation, server malfunction, software or hardware failure, impairment of data integrity, loss of data or other computer assets, adware or other similar issue, impairs, shuts down, or penetrates our computer systems, our proprietary and confidential information, including e-mails and other electronic communications, may be misappropriated. In addition, an employee, contractor, or other third party with whom we do business may attempt to obtain such information and may purposefully or inadvertently cause a breach involving such information. As a result, our information technology networks and infrastructure may be vulnerable to unpermitted access by hackers or other breaches, or employee error or malfeasance, and our business, financial condition, and results of operations could be materially and adversely affected.

We rely on third parties to perform services necessary for the operation of our business, and they may fail to adequately secure our proprietary and confidential information. We have in the past been subject to low-threat cyber, phishing, social engineering and business email compromise attacks, none of which individually or in the aggregate has led to costs or consequences that have materially impacted our business, results of operations or financial condition, however, we and our third-party vendors may be subject to such attacks and other cybersecurity incidents in the future. If we or our third-party vendors were to suffer an attack or breach in the future, for example, that resulted in the unauthorized access to or use or disclosure of proprietary and confidential information, we may be required to notify government authorities, be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business, financial results and reputation.

Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Any such compromise of our data security and access to, or public disclosure or loss of, confidential business or proprietary information could disrupt our operations, damage our reputation, provide our competitors with valuable information and subject us to additional costs, which could adversely affect our business. We may also incur significant remediation costs, including liability for stolen customer or employee information, repairing system damage or providing benefits to affected customers or employees.

Risks Related to Government Regulation and Legal Proceedings for Petros

Petros' approved drug products are subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, drug products could be subject to labeling and other restrictions and market withdrawal, and Petros may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated product problems.

Drug products approved by the applicable regulatory authorities for commercialization are subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with cGMPs relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and GCPs for any clinical trials conducted following approval.

Product sponsors and their collaborators, including contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various results, including:

- restrictions on manufacturing or distribution, or marketing of such products;
- restrictions on the labeling, including restrictions on the indication or approved patient population, and required additional warnings, such as black box warnings, contraindications, and precautions;
- modifications to promotional pieces;
- issuance of corrective information;
- requirements to conduct post-marketing studies or other clinical trials;
- clinical holds or termination of clinical trials;
- requirements to establish or modify a REMS or a similar strategy;
- changes to the way the product is administered;
- liability for harm caused to patients or subjects;
- reputational harm;
- the product becoming less competitive;
- warning, untitled, or cyber letters;
- suspension of marketing or withdrawal of the products from the market;
- regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;
- refusal to approve pending applications or supplements to approved applications;
- recalls of products;
- fines, restitution or disgorgement of profits or revenues;
- suspension or withdrawal of marketing approvals;
- refusal to permit the import or export of products;
- product seizure or detention;

- FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

- injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent Petros from achieving or maintaining market acceptance of its products or could substantially increase the costs and expenses of developing and commercializing products. Any of these events could further have other material and adverse effects on Petros' operations and business.

The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates, that could limit the marketability of products, or that could impose additional regulatory obligations on Petros.

Petros relies on third-party contract manufacturers to produce commercial quantities of its products.

Petros currently only has facilities to assemble its VED products, and therefore must rely on qualified third-party contract manufacturers with appropriate facilities and equipment to contract manufacture commercial quantities of other products. Petros also relies on contract manufacturers to produce quantities of its product candidates to support its development programs. Petros expects to pursue additional contract manufacturing for certain of its products in the future. Any performance failure on the part of its contract manufacturers could delay production or delivery of any approved products and could delay product candidate development programs, depriving Petros of potential product revenue and resulting in development programs taking longer than planned. Failure by Petros' contract manufacturers to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, delays in development programs, withdrawals of marketing approvals, refusal of regulatory authorities to approve new marketing applications or supplements, cost overruns or other problems that could materially adversely affect its business. Contract manufacturers may encounter difficulties involving production yields, quality control and quality assurance.

These third-party contract manufacturers are also subject to cGMP and/or the FDA's Quality System Regulation ("QSR") regulations, which impose extensive procedural and documentation requirements. The FDA and corresponding state and foreign agencies perform ongoing periodic unannounced inspections to ensure strict compliance with cGMP/QSR and other applicable government regulations. Prior to approving a marketing application, manufacturers will also need to validate their manufacturing process. The FDA will also inspect the proposed manufacturing facilities to confirm that they can produce products meeting the FDA's regulatory standards. Failure to comply with these requirements may subject Petros to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizure of product, injunctions, debarment, voluntary recall of a product or failure to secure product approvals, any of which could have a material adverse effect on Petros' business, financial condition and results of operations. Beyond contractual remedies that may be available to it, Petros does not have control over third-party manufacturers' compliance with these regulations and standards.

If, for any reason, Petros' contract manufacturers cannot perform as agreed, it may be required to replace them. Although Petros believes there are a number of potential replacements, it may incur added costs and delays in identifying and qualifying any such replacements. Petros may compete with other companies for access to manufacturing facilities that can produce products in accordance with the FDA's regulatory standards. If third party manufacturers should cease to continue to provide manufacturing services for any reason, Petros likely would experience delays in obtaining sufficient quantities of its products and product candidates to meet commercial demand or advance its development programs. Third-party facilities may also be affected by natural disasters, such as floods or fire, health pandemics or outbreaks, or such facilities could face manufacturing issues, such as contamination or regulatory findings following a regulatory inspection of such facility. In such instances, Petros may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense. The addition of a new or alternative manufacturer may also require FDA approvals and may have a material adverse effect on our business.

The inability of a manufacturer to ship orders of our products in a timely manner or to meet quality standards could cause Petros to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect as Petros' revenue would decrease and it would incur net losses as a result of sales of the product, if any sales could be made.

Regulatory approval is limited by the FDA to those specific indications and conditions for which approval has been granted. Petros may be subject to fines, penalties, injunctions, or other enforcement actions if regulatory authorities determine that it is promoting any products for unapproved or "off-label" uses, resulting in reputational and business damage.

Petros must comply with requirements concerning advertising and promotion of FDA regulated products. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, the Department of Health and Human Services' Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval, the approval is limited to those specific uses and indications for which a product is approved. Companies may not market or promote products for those indications and uses, for which the product has not received approval. For devices exempt from Section 510(k) of the FDCA, such as Petros' VED devices, the FDA requires that companies promote such products consistent with the relevant device classification. Claims outside the scope of the 510(k)-exempt classification would be considered "off-label" and trigger the requirement for a new 510(k) or other premarket submission to FDA. Companies must also be able to sufficiently substantiate any product claims and must abide by the FDA's strict requirements regarding the content of promotions and advertising.

While physicians may choose to prescribe products for uses that are not described in the product's labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, companies are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or, for 510(k)-exempt devices, are outside the scope of the relevant device classification. If Petros is found to have impermissibly promoted any product, it may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of products for off-label uses can also subject a company to false claims and other litigation under federal and state statutes, including fraud and abuse and consumer protection laws. Such litigation can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict a company's business through, for example, corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, suspension and debarment from government contracts, and refusal of orders under existing government contracts. These false claims statutes include the federal civil False Claims Act, which allows any individual to bring a lawsuit against a company on behalf of the federal government alleging submission of false or fraudulent claims or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These False Claims Act lawsuits have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, up to $3.0 billion, pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose sponsors to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that companies will have to defend a false claim action, and pay settlements fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs.

In the United States, the distribution of drug product samples to physicians must further comply with the requirements of the U.S. Prescription Drug Marketing Act, and the promotion of pharmaceutical products are subject to additional FDA requirements and restrictions on promotional statements. If the FDA determines that promotional activities violate its regulations and policies pertaining to product promotion, it could request the modification of promotional materials or could subject a company to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions.

Petros' medical devices are subject to stringent regulatory oversight and any adverse regulatory action may adversely affect our financial condition and business operations.

Medical device products, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices.

Although external penile rigidity devices have been eligible for an exemption from 510(k) clearance requirements since 2004 if they comply with applicable special controls, Petros' VEDs were originally approved under a 510(k) clearance prior to such exemption. There may, thus, be confusion and/or inconsistencies between FDA and Petros and/or among regulatory inspectors and other officials regarding the extent to which Petros' VEDs must comply with the special controls established for 510(k)-exempt VEDs. Petros' VEDs are currently marketed in accordance with their respective 510(k) summaries, as Petros does not believe they have undergone any modification or been marketed beyond their 510(k)-cleared indications, such that they would need to comply with the applicable special controls, rather than their original 510(k) clearances, to lawfully remain on the market. However, FDA may disagree with this position, and Petros could be subject to enforcement action and/or subject to additional regulatory requirements, which may have an adverse effect on its business. To the extent Petros' VEDs are (currently or in the future) not manufactured or marketed in accordance with their original 510(k) summaries and, thus, must adhere to the FDA's special controls for external penile rigidity devices to lawfully remain on the market, there may be substantial costs, time, and resources devoted to bringing the VEDs into, and maintaining, compliance with such special controls, given the number and nature of the applicable requirements. For example, to be 510(k)-exempt, VEDs (that are not marketed under a valid 510(k) clearance) must have certain design features, such as a manual safety mechanism and meet precise requirements with regard to vacuum level, shape and surface design, and electrical safety. The special controls also contain detailed labeling requirements, including numerous specified warnings and precautions.

Both before and after a medical device product is commercially released, Petros has ongoing responsibilities under FDA and foreign regulations. For example, Petros is required to comply with QSR, which sets forth the good manufacturing requirements for medical devices. These include requirements related to design controls, production and process controls, process validation, purchasing controls, supplier oversight, complaint handling and investigation, corrective and preventative actions, and record-keeping. In addition, the FDA's medical device reporting regulation requires companies to provide information to the FDA whenever they become aware of evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence.

Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA, which may result in observations on Form 483, and in some cases warning letters, that require corrective action. If the FDA or equivalent foreign agency were to conclude that Petros is not in compliance with applicable laws or regulations, or that any of its medical devices may be hazardous or defective, the FDA or equivalent foreign agency could take enforcement action, which may include issuance of a warning letter, untitled letter, or other enforcement letter; seizure of the device; requesting or requiring a recall or other field action; or requiring the repair, replacement, or refund the cost of the medical device. The FDA may also impose manufacturing and other operating restrictions; enjoin and restrain certain violations of applicable law pertaining to medical devices; or assess civil or criminal penalties against Petros or its officers or employees. In addition, the FDA could recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict Petros from effectively manufacturing, marketing, and selling products and could have a material, adverse effect on Petros' financial condition and results of operations. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material, adverse effect on Petros' financial condition and results of operations.

The FDA also regulates the promotion and marketing of medical devices and requires that manufacturers only make promotional claims or statements that are consistent with the indications and labeling cleared, authorized, or approved by the FDA. For 510(k)-exempt devices, such as the Petros' VED devices, the FDA requires that Petros promote such products consistent with the relevant device classification. Claims outside the scope of the 510(k)-exempt classification would be considered "off-label" and trigger the requirement for a new 510(k) or other premarket submission to the FDA. The FDA may take enforcement action against Petros (as described above), should the FDA determine it has engaged in "off-label" promotion or other violative marketing activities.

Petros continues to pursue, under FDA guidance and approval, switching their flagship pharmaceutical product, Stendra®, from prescription only designation to OTC or non-prescription designation. As this process requires a number of studies, often numerous iterations of each stage, if FDA requires reiterations beyond scope of project estimation, this may significantly hinder project development, potentially delaying pathway and requiring additional capital to continue.

The prescription to OTC approval pathway and mechanism involves numerous stages of human behavior and use studies. A prescription to OTC switch pharmaceutical candidate must first translate its label into an optimized consumer friendly and OTC digestible (without the learned intermediary) format without compromising critical safety language and information. This is known as the Drug Facts Label (DFL). Once optimized, a series of studies are deployed to measure and assess consumer comprehension and appropriate self-selection. Each iteration of format and content is usually submitted to FDA for feedback and alignment, enabling the stepwise progress from one study to the next. Once the DFL has been optimized, comprehension has been demonstrated and appropriate self-selection has been proven, an Actual Use Trial is deployed where the intended patient engages, self-selects and uses the product without a prescription. This is often considered the final phase of demonstrated safe and appropriate use by the laymen consumer without a prescription or trained practitioner intermediatory. According to the CHPA, approximately 106 ingredients, indications, or dosage strengths have been lawfully switched from prescription medicines to OTC drugs. Both the FDA and CHPA, along with several other entities, have indicated significant interest in expanding non-prescription access to prescription medicines to numerous chronic conditions considered critical for improved public health and consumer compliance to therapy. In 2012 (NSURE) and again in 2022 (ACNU), the FDA announced proposed rules to enable Additional Conditions for Non-prescription Use. These programs are intended to identify and establish modified and incremental resources, tools and technologies to support the expanded approval of new therapeutic indications for non-prescription access. Although interest is evident by numerous influential bodies, the process of expanded non-prescription access to key prescription therapies remains in many ways nascent and in development. The FDA proposed a rule in 2022 for additional conditions for nonprescription use, but the final rule has not been issued. In November 2023, the FDA Commissioner renewed the charter for the advisory committee on nonprescription drugs for two years. Several companies interested in this space have remained outspoken, communicative and tuned into this potential landmark development by FDA. Several organizations, including Petros, have already begun establishing their intended strategy calibrated to standards shared by FDA.

If Petros is unable to advance its product candidates, including Stendra® OTC designation, in clinical development, obtain regulatory approval and ultimately commercialize its product candidates, or experience significant delays in doing so, its business may be materially harmed.

Petros is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and it may never receive such regulatory approval or approval may be later revoked. Petros may only receive approval in a limited patient population, it may experience delays in receiving such regulatory approval, or it may not receive regulatory approval for new indications or uses such as OTC. Even if Petros successfully commercializes Stendra® OTC, it may not be successful in developing and commercializing any other product candidates, and its commercial opportunities may be limited.

Petros cannot be certain that any of its product candidates will be successful in clinical and preclinical trials or receive regulatory approval. Further, its product candidates may not receive regulatory approval even if they are successful in clinical trials and Petros submits the required marketing applications seeking regulatory authorization for their use.

For each product candidate, Petros must demonstrate safety and efficacy in humans, obtain regulatory approval in one or more jurisdictions, obtain manufacturing supply capacity and expertise, and substantially invest in marketing efforts before it is able to generate any revenue from such product candidate. The success of Petros' product candidates such as Stendra® OTC, in particular, will depend on several factors, including the following:

- approval by the FDA;

- successful enrollment in, and completion of, human behavior studies, clinical trials, the design and implementation of which are agreed to by the applicable regulatory authorities, and the conduct of clinical trials by contract research organizations ("CROs") to successfully conduct such trials within Petros' planned budget and timing parameters and without materially adversely impacting its trials;

- successful data from its clinical and preclinical programs that support an acceptable risk-benefit profile of its product candidates in the intended populations to the satisfaction of the applicable regulatory authorities;

- timely receipt, if at all, of regulatory approvals from applicable regulatory authorities;

- establishment of arrangements with third-party manufacturers, as applicable, for continued clinical supply and commercial manufacturing;

- successful development of Petros' manufacturing processes and transfer to new third-party facilities to support future development activities and commercialization that are operated by contract manufacturing organizations in a manner compliant with all regulatory requirements;

- establishment and maintenance of patent and trade secret protection or regulatory exclusivity for Petros' product candidates;

- successful commercial launch of Petros' other product candidates, if and when approved;

- acceptance of Petros' products, if and when approved, by patients, the relevant medical communities and third-party payers;

- effective competition with other therapies;

- establishment and maintenance of adequate healthcare coverage and reimbursement;

- Petros' ability to avoid infringing upon the patent and other intellectual property rights of third parties;

- enforcement and defense of intellectual property rights and claims;

- continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing REMs that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks; and

- maintenance of a continued acceptable safety profile of the product candidates following approval.

If Petros is unsuccessful with respect to these factors, it could experience significant delays or barriers to the successful commercialization of its product candidates, which may materially harm Petros' business. Even if Petros successfully obtains regulatory approvals to manufacture and market its product candidates, its revenues will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval and have commercial rights. If the markets for patient subsets that Petros is targeting are not as significant as it estimates, it may not generate significant revenues from sales of its approved products.

Petros plans to seek regulatory approval to commercialize its product candidates in the United States and in foreign countries. While the scope of regulatory approval is similar in many countries, in order to obtain separate regulatory approval in multiple countries Petros must comply with numerous and varying regulatory requirements of each such country or jurisdiction regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution. Petros cannot predict success in any such jurisdictions, and the time required to obtain approval in foreign countries may differ substantially from that required to obtain FDA approval.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. Petros may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of Petros' product candidates.

The risk of failure in drug and product development is high. Before obtaining marketing approval from regulatory authorities for the sale of unapproved product candidates, Petros must complete nonclinical development and conduct extensive clinical trials to demonstrate the safe use, safety and efficacy of Petros' product candidates in humans. Clinical and non-clinical trials are expensive, difficult to design and implement and can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the trial process. Nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in nonclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if Petros' unapproved product candidates will prove to be effective or safe in humans or will receive marketing approval.

Petros may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates. Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of other reasons, such as:

- delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that Petros is able to execute;

- delay or failure in obtaining authorization to commence a trial, including approval from the appropriate IRB, to conduct testing of a candidate on human subjects, or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

- delays or failure in reaching agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- inability, delay or failure in identifying and maintaining a sufficient number of trial sites, many of which may already be engaged in other clinical programs;

- delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

- delay or failure in having subjects complete a trial or return for post-treatment follow-up;

- clinical sites and investigators deviating from the clinical protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

- lack of adequate funding to continue a clinical trial, including unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials and increased expenses associated with the services of Petros' CROs and other third parties;

- clinical trials of Petros' product candidates may produce negative or inconclusive results, and it may decide, or regulators may require Petros, to conduct additional nonclinical studies, clinical trials or abandon product development programs;

- Petros' third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Petros in a timely manner, or at all;

- the supply or quality of Petros' product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient;

- the FDA or comparable foreign regulatory authorities may require Petros to submit additional data or impose other requirements before permitting it to initiate a clinical trial; or

- changes in governmental regulations or administrative actions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for Petros' product candidates. Further, the FDA or comparable foreign regulatory authorities may disagree with Petros' clinical trial design and its interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for Petros' clinical trials.

Petros cannot be certain as to what type and how many clinical trials the FDA or comparable foreign regulatory authorities will require Petros to conduct before it may successfully gain approval to market any asset currently in development.

Petros' product development costs will also increase if it experiences delays in nonclinical and clinical development or receiving the requisite marketing approvals. Petros does not know whether any of its nonclinical studies or clinical trials will need to be restructured or will be completed on schedule, or at all, which may harm our business and results of operations.

If Petros experiences delays or difficulties in the enrollment of patients in clinical trials, development of its product candidates may be delayed or prevented, which would have a material adverse effect on its business.

Petros may not be able to initiate or continue certain trials or its other product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of trials.

Patient enrollment may be affected if Petros' competitors have ongoing clinical trials for product candidates that are under development for the same indications as Petros' product candidates, and patients who would otherwise be eligible for its clinical trials instead enroll in clinical trials of its competitors' product candidates. Patient enrollment may also be affected by other factors, including:

- size and nature of the patient population;

- severity of the condition under investigation;

- patient eligibility criteria for the trial in question;

- nature of the trial protocol;

- Petros' ability to recruit clinical trial investigators with the appropriate competencies and experience;

- perceived risks and benefits of the product candidate under study;

- the occurrence of adverse events attributable to Petros' product candidates;

- efforts to facilitate timely enrollment in clinical trials;

- the number and nature of competing products or product candidates and ongoing clinical trials of competing product candidates for the same indication;

- patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment;

- proximity and availability of clinical trial sites for prospective patients; and

- continued enrollment of prospective patients by clinical trial sites.

If Petros experiences delays or difficulties in the enrollment of patients in clinical trials, its clinical trials may be delayed or terminated. Any delays in completing Petros' clinical trials will increase its costs, delay or prevent its product candidate development and approval process and jeopardize Petros' ability to commence product sales and generate additional revenue. Any of these occurrences may harm our business, financial condition and prospects significantly.

Petros relies on third parties to conduct, supervise, and monitor preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with regulatory requirements.

Petros may use third parties, CROs, study sites, and others to conduct, supervise, and monitor preclinical and clinical trials for product candidates. While Petros has agreements governing the activities of such third parties, it has limited influence and control over their actual performance and activities. Third-party service providers are not Petros' employees, and except for remedies available under agreements with such third parties, Petros cannot control whether or not they devote sufficient time and resources to its development programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct studies in accordance with regulatory requirements or the study plans, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised, studies may need to be repeated, extended, delayed, or terminated, Petros may not be able to obtain, or may be delayed in obtaining, marketing approvals for product candidates, Petros may not be able to or may be delayed in commercializing product candidates, or Petros or the third party service providers may be subject to regulatory enforcement actions. As a result, results of operations and the commercial prospects for product candidates would be harmed, costs could increase and Petros' ability to generate revenues could be delayed. Third-party service providers may also have relationships with other entities, including Petros competitors, for whom they may also be conducting development activities that could harm Petros' competitive position.

Reliance on third parties for development activities will reduce Petros' control over these activities. Nevertheless, Petros is responsible for ensuring that its studies are conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards. Regulatory authorities enforce their requirements through periodic inspections of trial sponsors, clinical and preclinical investigators, and trial sites. Any failure to comply with the applicable regulatory requirements, may subject Petros or its third-party service providers to enforcement or other legal actions, the data generated in trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require the performance of additional studies.

Agreements with third parties conducting or otherwise assisting with studies might terminate for a variety of reasons, including a failure to perform by the third parties. If any of these relationships terminate, Petros may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, alternative arrangements could delay product development activities and adversely affect Petros' business.

Petros' relationships with prescribers, purchasers, third-party payers and patients are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, any violation of which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Petros is subject to healthcare statutory and regulatory requirements and oversight by federal and state governments, as well as foreign governments in the jurisdictions in which it conducts its business. Physicians, other healthcare providers and third-party payers will play a primary role in the recommendation, prescription and use of any product candidates for which Petros has, or in the future obtains, marketing approval. Petros' arrangements with such third parties are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain its business or financial arrangements and relationships through which it markets, sell and distributes any products for which it may obtain marketing approval, including potential exclusion from federal healthcare programs and debarment from federal government contracts. Restrictions under applicable domestic and foreign healthcare laws and regulations include the following:

- the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- U.S. federal false claims, false statements and civil monetary penalties laws, including the U.S. False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, including false statements regarding compliance with regulations material to payment by government programs for drugs and medical supplies, or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal healthcare programs for items and services which results from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the U.S. federal Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA") that imposes liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- analogous state and foreign laws and regulations relating to healthcare fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers;

- the U.S. federal physician payment transparency requirements under the Physician Payments Sunshine Act of 2010, which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare or Medicaid, to report to the Centers for Medicare & Medicaid Services information related to certain payments and other transfers of value, such as payments and transfers of value to physicians and teaching hospitals (and, beginning in 2021, for transfers of value to other healthcare providers), as well as the ownership and investment interests of physicians and their immediate family members;

- analogous state and foreign laws that require companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other healthcare providers, marketing activities or expenditures, or product pricing or transparency information, or that require companies to implement compliance programs that meet certain standards or to restrict or limit interactions between manufacturers and members of the healthcare industry;

- the U.S. federal laws that require manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal healthcare programs;

- HIPAA, which imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

- state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Petros' business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If governmental authorities conclude that Petros' business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations, then government enforcement actions are possible.

Petros' marketing and advertising are regulated by the FDA, Federal Trade Commission and State and County Attorneys General, and it may face enforcement and litigation specifically related to the nature and sales channels of its products.

Petros and its employees, as well as its contractors, must comply with applicable regulatory requirements and restrictions relating to marketing and advertising. If we are unable to maintain compliant and adequate sales and marketing capabilities, including training Petros' new sales personnel (including sales contractors) regarding applicable regulatory requirements and restrictions, we may not be able to increase Petros' product revenue, may generate increased expenses, and may be subject to regulatory investigations and enforcement actions.

Petros' commercial efforts, including its sales and marketing efforts, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present "fair balance" between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, Petros' marketing activities may be subject to enforcement by the Federal Trade Commission, state attorneys general, and consumer class-action liability if it engages in any practices that appear misleading or deceptive to the applicable agencies or consumers.

In addition to the requirements applicable to approved drug products, Petros may also be subject to enforcement action in connection with any promotion of an investigational new drug. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the therapeutic candidate.

If the FDA investigates Petros' marketing and promotional materials or other communications and finds that any of its current or future commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, Petros could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against Petros in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could have an adverse effect on its reputation, business, financial condition or results of operations, as well as the reputation of any approved drug products it may commercialize or promote in the future. In addition, in some areas, Petros may also be reliant on third parties' compliance with such regulations.

Moreover, laws and regulations covering commercialization activities in the pharmaceutical industry are constantly changing, and Petros will need to continually update and adjust its policies and sales and marketing and commercialization activities to meet legal and regulatory requirements. Its ability to comply with legal and regulatory requirements at any time in time does not guarantee it will continue to be able to comply in the future.

Petros may be subject to potential product liability and other claims, creating risks and expense.

Petros is also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. Petros cannot guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against Petros in excess of its insurance coverage could have a material adverse effect upon it and on its financial condition.

In addition to direct expenditures for damages, settlement and defense costs, there is a possibility of adverse publicity and loss of revenues as a result of product liability claims. Product liability claims can also result in regulatory consequences, such as the withdrawal of clinical trial participants, termination of clinical trials or programs, governmental authority investigations and enforcement actions, product recalls and withdrawals of approval, as well as labeling revisions. Product liability is a significant commercial risk for Petros. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. In addition, in the age of social media, plaintiffs' counsel now has a wide variety of tools to advertise their services and solicit new clients for litigation. Thus, any significant product liability litigation or mass tort in which Petros is a defendant may have a larger number of plaintiffs than such actions have seen historically because of the increasing use of widespread and media-varied advertising.

Government regulations that mandate price controls and limitations on patient access to its products or establish prices paid by government entities or programs for such products may impact Petros' business, and future results could be adversely affected by changes in such regulations or policies.

Pharmaceutical product pricing is subject to enhanced government and public scrutiny and calls for reform. Some states have implemented, and other states are considering implementing, pharmaceutical price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. There have also been recent state legislative efforts to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices. If implemented, efforts by government officials or legislators to implement measures to regulate prices or payments for pharmaceutical products, including legislation on drug importation, could adversely affect Petros' business, financial condition and results of operations.

Changes in laws could negatively impact Petros' business.

Petros' future results could be adversely affected by changes in interpretations of existing laws and regulations, or changes in laws and regulations, including, among others, changes in taxation requirements, competition laws, privacy laws and environmental laws in the United States and other countries.

Risks Related to Petros' Intellectual Property

Petros' license agreement for Stendra® is a sublicense that is dependent on Vivus' license agreement with a third party.

Revenues from Stendra® represent a significant percentage of Petros' overall revenues. Petros' rights to market, distribute and sell avanafil (the active ingredient in Stendra®) are granted under the License Agreement, which is a sublicense under the MTPC License. The MTPC License contains certain termination rights that would allow MTPC to terminate the agreement if Vivus were to breach any of the terms of the MTPC License or become insolvent or bankrupt.

In the event that MTPC terminates the MTPC License with Vivus because of any contractual breach, Petros has step-in rights with MTPC, which would allow Petros to continue to sell Stendra®.

Vivus has granted a license to Hetero USA, Inc. and Hetero Labs Limited to manufacture and commercialize the generic version of Stendra® in the United States once it comes off patent.

On January 3, 2017, Vivus granted Hetero USA, Inc. and Hetero Labs Limited (collectively, "Hetero") a license to manufacture and commercialize the generic version of Stendra® described in its abbreviated new drug application ("ANDA") filing in the United States as of the date that is the later of (a) October 29, 2024, which is 180 days prior to the expiration of the last to expire of the patents-in-suit, or (b) the date that Hetero obtains final approval from FDA of the Hetero ANDA. Future competition from generic versions could negatively impact the sales volume of Stendra®, and prices for pharmaceutical products typically decline following generic entry onto the market. The date on which generic competition with Stendra® begins may be different from the date that the patent or regulatory exclusivity expires, and instead may occur upon the loss or expiration of patent protection or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of Stendra®. If that should occur, Petros could lose a significant portion of revenues for Stendra® which could adversely affect its business, financial condition and results of operations.

If Petros fails to comply with its obligations under its license agreements, it could lose the rights to intellectual property that is important to its business.

Petros' current license agreements impose on Petros various development obligations, payment of royalties and fees based on achieving certain milestones as well as other obligations. If Petros fail to comply with its obligations under these agreements, the licensor may have the right to terminate the license. In addition, if the licensor fails to enforce its intellectual property, the licensed rights may not be adequately maintained. The termination of any license agreements or failure to adequately protect such license agreements could prevent Petros from commercializing Petros' product candidates or possible future products covered by the licensed intellectual property. Any of these events could materially adversely affect Petros' business, prospects, financial condition and results of operation.

If Petros fails to protect its intellectual property rights, its ability to pursue the development of its products would be negatively affected.

Petros' long-term success largely depends on its ability to market technologically competitive products. Petros relies and expects to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements, to protect its intellectual property and proprietary rights. If Petros or its licensors fail to obtain and maintain adequate intellectual property protection, it may not be able to prevent third parties from launching generic or biosimilar versions of its branded products using its proprietary technologies or from marketing products that are very similar or identical to those of Petros. In addition, the patents Petros has licensed may not contain claims sufficiently broad to protect it against third parties with similar technologies or products or provide Petros with any competitive advantage, including exclusivity in a particular product area. Petros may be subject to challenges by third parties regarding its or its licensors' intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term.

The patent positions of life sciences companies, including Petros' patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that Petros may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. A third-party may submit prior art, or Petros may become involved in opposition, derivation, reexamination, inter partes review, post-grant review, supplemental examination, or interference proceedings challenging Petros' patent rights or the patent rights of its licensors or development partners. The costs of defending or enforcing Petros' proprietary rights in these proceedings can be substantial, and the outcome can be uncertain. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, Petros' patent rights, allow third parties to commercialize Petros' technology or products and compete directly with Petros, or reduce Petros' ability to manufacture or commercialize products. Furthermore, if the scope or strength of protection provided by Petros' patents and patent applications is threatened, it could discourage companies from collaborating with Petros to license, develop or commercialize current or future products. The ownership of Petros' proprietary rights could also be challenged.

Moreover, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide Petros with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around Petros' patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. Petros may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees.

Petros' ability to enforce its in-licensed patents also depends on the laws of individual countries and each country's practice with respect to enforcement of intellectual property rights, and the extent to which certain sovereigns may seek to engage in policies or practices that may weaken its intellectual property framework (e.g., a policy of routine compulsory licensing (or threat of compulsory licensing) of pharmaceutical intellectual property). Patent rights are territorial, and patent protection extends only to those countries where Petros has issued patents. Filing, prosecuting and defending patents on Petros' products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and Petros' intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Competitors may successfully challenge or avoid Petros' patents, or manufacture products in countries where Petros has not applied for patent protection. Changes in the patent laws in the U.S. or other countries may diminish the value of Petros' patent rights. As a result of these and other factors, the scope, validity, enforceability, and commercial value of

Petros' patent rights are uncertain and unpredictable. As such, Petros may have difficulty protecting its proprietary rights in these foreign countries.

Indeed, several companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property rights, which could make it difficult for Petros to stop the infringement, misappropriation or other violation of Petros' intellectual property rights generally. Proceedings to enforce Petros' intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of Petros' business, could put Petros' patents at risk of being invalidated or interpreted narrowly and Petros' patent applications at risk of not issuing and could provoke third parties to assert claims against Petros. Petros may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Furthermore, Petros' ability to enforce its patent rights depends on its ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product, particularly in litigation in countries other than the U.S. that do not provide an extensive discovery procedure. Any litigation to enforce or defend Petros' patent rights, if any, even if Petros were to prevail, could be costly and time-consuming and would divert the attention of Petros' management and key personnel from its business operations. Petros may not prevail in any lawsuits that it initiates and the damages or other remedies awarded if it were to prevail may not be commercially meaningful.

In addition to patents, Petros relies on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions and security measures to protect its confidential and proprietary information. These measures do not guarantee protection of its trade secrets or other proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, Petros cannot guarantee that it has executed these agreements with each party that may have or have had access to its trade secrets. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, Petros may not have adequate remedies for any such breach or violation, and Petros could lose its trade secrets through such breaches or violations. There is risk that third parties could use Petros' technology and it could lose any competitive advantage it may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to Petros' trade secrets, which could impair any competitive advantage it may have.

Furthermore, in some cases, Petros may rely on its licensors to conduct patent prosecution, patent maintenance, or enforce patents on its behalf. Therefore, Petros' ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect Petros' rights to the licensed technology. Failure by a licensor to properly conduct patent prosecution, maintenance, or enforcement could materially harm Petros' ability to obtain suitable patent protection to cover its commercial products, thereby potentially reducing Petros' royalties from any sublicensee and/or limiting the patent barrier to competition.

Petros may be involved in lawsuits to protect or enforce its patents, which could be expensive and time consuming.

Petros' commercial success also depends upon its ability, and the ability of any third party with which it may partner, to develop, manufacture, market and sell its product candidates and/or products, if approved, and use its patent-protected technologies without infringing the patents of third parties. The pharmaceutical industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies have employed intellectual property litigation to gain a competitive advantage.

Petros may not have identified all patents, published applications or published literature that affect its business either by blocking its ability to commercialize its products or potential products, by preventing the patentability of one or more aspects of its products or potential products to it or its licensors, or by covering the same or similar technologies that may affect its ability to market its products and potential products. For example, Petros (or the licensor of a product or potential product to it) may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Moreover, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the USPTO, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside of the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Petros cannot be certain that it or its licensors were the first to invent, or the first to file, patent applications covering its products and candidates. Petros also may not know if its competitors filed patent applications for technology covered by its pending applications or if it was the first to invent the technology that is the subject of its patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

Petros may therefore become subject to infringement claims or litigation arising out of patents and pending applications of its competitors, additional interference proceedings declared by the United States Patent and Trade Office ("USPTO") to determine the priority of inventions, or post-grant review, inter parties review, or re-examination proceedings filed with the USPTO. The defense and prosecution of intellectual property suits, USPTO proceedings and related legal and administrative proceedings are costly and time-consuming to pursue, and their outcome is uncertain. Litigation may be necessary to enforce Petros' licensed patents, to protect its trade secrets and know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. An adverse determination in litigation or USPTO post-issuance interference proceedings to which Petros may become a party could subject it to significant liabilities, require it to obtain licenses from third parties, restrict or prevent it from selling its products in certain markets, dissuade companies from collaborating with it, or permit third parties to directly compete with it. Although patent and intellectual property disputes might be settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include paying large, fixed payments and ongoing royalties. Furthermore, the necessary licenses may not be available on satisfactory terms or at all.

Competitors may infringe Petros' licensed patents and Petros may file infringement claims to counter infringement or unauthorized use. This can be expensive, particularly for a company of Petros' size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent Petros has licensed is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that Petros' licensed patents do not cover the other party's technology. An adverse determination of any litigation or defense proceedings could put one or more of Petros' licensed patents at risk of being invalidated or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or USPTO post-issuance proceedings, there is a risk that some of Petros' confidential information could be compromised by disclosure. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments.

If Petros infringes the rights of third parties, it could be prevented from selling products and forced to pay damages and defend against litigation.

If Petros' products, methods, processes and other technologies infringe the proprietary rights of other parties, it could incur substantial costs and Petros may have to: obtain licenses, which may not be available on commercially reasonable terms, if at all; abandon an infringing product candidate; redesign its products or processes to avoid infringement; stop using the subject matter claimed in the patents held by others; pay damages; and/or defend litigation or administrative proceedings which may be costly whether Petros wins or loses, and which could result in a substantial diversion of its financial and management resources.

Petros may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Petros may employ individuals who were previously employed at other biotechnology or pharmaceutical companies. It may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. Petros may also be subject to claims that former employers or other third parties have an ownership interest in its patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if Petros does not prevail, it could be required to pay substantial damages and could lose rights to important intellectual property. Even if Petros is successful, litigation could result in substantial cost and be a distraction to its management and other employees.

Changes in trends in the pharmaceutical and medical device industries, including changes to market conditions, could adversely affect Petros' operating results.

The pharmaceutical and medical device industries generally, and drug discovery and development companies more specifically, are subject to increasingly rapid technological changes. Petros' competitors might develop technologies or products that are more effective or commercially attractive than Petros' current or future technologies, or that render its technologies or products less competitive or obsolete. If competitors introduce superior technologies or products and Petros cannot make enhancements to its technologies or products to remain competitive, its competitive position and, in turn, its business, revenue and financial condition, may be materially and adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and Petros' patent protection could be reduced or eliminated in case of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the relevant patent agencies in several stages over the lifetime of the patents and /or applications. The relevant patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which the failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Petros' competitors might be able to use Petros' technologies and know-how which could have a material adverse effect on Petros' business, prospects, financial condition and results of operation.

Risks Related to Petros' Strategic Transactions

Acquisitions involve risks that could result in a reduction of our operating results, cash flows and liquidity.

Petros has made, and in the future may continue to make, strategic acquisitions including licenses of third-party products. However, it may not be able to identify suitable acquisition and licensing opportunities. It may pay for acquisitions and licenses with equity or with convertible securities. In addition, acquisitions or licenses may expose Petros to operational challenges and risks, including:

- the ability to profitably manage acquired businesses or successfully integrate the acquired business' operations and financial reporting and accounting control systems into our business;

- increased indebtedness and contingent purchase price obligations associated with an acquisition;

- the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions or unforeseen internal difficulties;

- the availability of funding sufficient to meet increased capital needs;

- diversion of management's attention; and

- the ability to retain or hire qualified personnel required for expanded operations.

In addition, acquired companies may have liabilities or risks that we fail, or are unable, to discover in the course of performing due diligence investigations. Petros cannot guarantee that the indemnification granted to it by sellers of acquired companies will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with businesses or properties that are assumed upon consummation of an acquisition. Petros may learn additional information about acquired businesses that materially adversely affect it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on its business.

Failure to successfully manage the operational challenges and risks associated with, or resulting from, acquisitions could adversely affect Petros' results of operations, cash flows and liquidity. Borrowings or issuance of convertible securities associated with any acquisitions may also result in higher levels of indebtedness, which could impact its ability to service its debt within the scheduled repayment terms.

Risks Related to Our Series A Preferred Stock

Holders of our Series A Preferred Stock (issued in July 2023) are entitled to certain payments under the Certificate of Designations that may be paid in cash or in shares of common stock depending on the circumstances. If we make these payments in cash, we may be required to expend a substantial portion of our cash resources. If we make these payments in common stock, it may result in substantial dilution to the holders of our common stock.

Under the Certificate of Designations (the "Certificate of Designations") of our Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), we are required to redeem the shares of Series A Preferred Stock in monthly installments. Holders of Series A Preferred Stock are also entitled to receive dividends, payable in arrears monthly, and dividends payable on installment dates shall be paid as part of the applicable installment amount. Installment amounts are payable, at the company's election, in shares of common stock or, subject to certain limitations, in cash. Installment amounts paid in cash must be paid in the amount of 107% of the applicable payment amount due. For installment amounts paid in shares of common stock, the number of shares of common stock shall be calculated by dividing the applicable payment amount due by the "installment conversion price." The installment conversion price shall be equal to the lower of (i) the Conversion Price (as defined in the Certificate of Designations) in effect as of the applicable payment date and (ii) the greater of (A) 80% of the average of the three lowest closing prices of our common stock during the thirty trading day period immediately prior to the date the payment is due or (B) $0.396 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market.

Our ability to make payments due to the holders of Series A Preferred Stock using shares of common stock is subject to certain limitations set forth in the Certificate of Designations. If we are unable to make installment payments in shares of common stock, we may be forced to make such payments in cash. If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Our ability to make payments due to the holders of Series A Preferred Stock using cash is also limited by the amount of cash we have on hand at the time such payments are due, as well as certain provisions of the Delaware General Corporation Law. Further, we intend to make the installment payments due to holders of Series A Preferred Stock in the form of common stock to the extent allowed under the Certificate of Designations and applicable law in order to preserve our cash resources. The issuance of shares of common stock to the holders of our Series A Preferred Stock will increase the number of shares of common stock outstanding and could result in substantial dilution to the existing holders of our common stock.

The Certificate of Designations for the Series A Preferred Stock and the warrants issued concurrently therewith contain anti-dilution provisions that may result in the reduction of the conversion price of the Series A Preferred Stock or the exercise price of such warrants in the future. These features may increase the number of shares of common stock being issuable upon conversion of the Series A Preferred Stock or upon the exercise of the warrants.

The Certificate of Designations the Warrants contain anti-dilution provisions, which provisions require the lowering of the applicable conversion price or exercise, as then in effect, to the purchase price of equity or equity-linked securities issued in any subsequent offerings. If in the future, while any shares of Series A Preferred Stock or Warrants are outstanding, we issue securities for a consideration per share of common stock (the "New Issuance Price") that is less than the Conversion Price of the Series A Preferred Stock or the exercise price of the Warrants, as then in effect, we will be required, subject to certain limitations and adjustments as provided in the Certificate of Designations or the Warrants, to reduce the Conversion Price or the exercise price to be equal to the New Issuance Price, which will result in a greater number of shares of common stock being issuable upon conversion of the Series A Preferred Stock and the exercise of the Warrants, which in turn will increase the dilutive effect of such conversions or exercises on existing holders of our common stock. It is possible that we will not have a sufficient number of shares available to satisfy the conversion of the Series A Preferred Stock or the exercise of the Warrants if we enter into a future transaction that reduces the applicable Conversion Price or exercise price. If we do not have a sufficient number of available shares for any Series A Preferred Stock conversions or Warrant exercises, we may need to seek shareholder approval to increase the number of authorized shares of our common stock, which may not be possible and will be time consuming and expensive. The potential for such additional issuances may depress the price of our common stock regardless of our business performance and may make it difficult for us to raise additional equity capital while any of the Series A Preferred Stock or Warrants are outstanding.

Under the Purchase Agreement we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Securities Purchase Agreement pursuant to which we issued the Series A Preferred Stock ("Purchase Agreement") contains the following restrictive covenants: (i) until no shares of Series A Preferred Stock are outstanding, we agreed not to enter into any variable rate transactions; (ii) for approximately six months after the date on which Conversion Shares and Warrant Shares are eligible for sale by the Investors under a registration statement declared effective by the SEC or pursuant to Rule 144 under the Securities Act, we agreed not to issue or sell any equity security or convertible security, subject to certain exceptions; and (iii) until the later of no shares of Series A Preferred Stock being outstanding and the maturity date of the Series A Preferred Stock, we agreed to offer to the investors party to the Purchase Agreement the opportunity to participate in any subsequent securities offerings by us. If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction while remaining in compliance with the terms of the Purchase Agreement, or we may be forced to seek a waiver from the investors party to the Purchase Agreement.

Risks Related to Petros' Common Stock

We do not anticipate paying dividends on our common stock in the foreseeable future.

We currently plan to invest all available funds and future earnings, if any, in the development and growth of our business. We currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. So long as any shares of Series A Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Certificate of Designations) without the prior written consent of the Required Holders (as defined in the Certificate of Designations). In addition, the terms of our existing and any future debt agreements may preclude us from paying dividends. As a result, a rise in the market price of our common stock, which is uncertain and unpredictable, will be our shareholders' sole source of potential gain in the foreseeable future and our shareholders should not rely on an investment in our common stock for dividend income.

We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards.

In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the consolidated financial statements of other public companies. We cannot predict whether investors will find our securities less attractive because it will rely on these exemptions. If some investors find the Company Common Stock less attractive as a result, there may be a less active trading market for the Company Common Stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We could remain an "emerging growth company" until the earliest to occur of earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

Almost all of our outstanding shares of common stock, as well as a substantial number of shares of our common stock underlying outstanding options and warrants, are available for sale in the public market, either pursuant to Rule 144 under the Securities Act, or an effective registration statement. Except as provided in the Purchase Agreement, we are generally not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

In addition, we may be required to issue shares of common stock to the holders of Series A Preferred Stock upon conversion of the Series A Preferred Stock and the payment of the dividends to the holders thereof in common stock as a result of the full ratchet anti-dilution price protection in the Certificate of Designations if the effective common stock purchase price in a subsequent offering is less than the then current Series A Preferred Stock conversion price, which in turn will increase the number of shares of common stock available for sale. Pursuant to the Registration Rights Agreement, we have agreed to file a registration statement covering the resale of such shares. See *"Risk Factors — Risks Related to Our Series A Preferred Stock — The Certificate of Designations for the Series A Preferred Stock and the warrants issued concurrently therewith contain anti-dilution provisions that may result in the reduction of the conversion price of the Series A Preferred Stock or the exercise price of such warrants in the future. These features may increase the number of shares of common stock being issuable upon conversion of the Series A Preferred Stock or upon the exercise of the warrants."* We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

- results of our operations and product development efforts;
- our ability to obtain working capital financing;
- additions or departures of key personnel;
- limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;
- our ability to execute our business plan;
- sales of our common stock and decline in demand for our common stock;
- regulatory developments;
- economic and other external factors;
- investor perception of our industry or our prospects; and
- period-to-period fluctuations in our financial results.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

As previously reported, on June 22, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our common stock for the 30 consecutive business day period between May 9, 2022, through June 21, 2022, we did not meet the minimum bid price requirement for continued listing on The Nasdaq Capital Market and had a compliance period of 180 calendar days, or until December 19, 2022, in which to regain compliance. On November 29, 2022, we filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware to effect a 1-for-10 reverse stock split of the shares of our common stock, effective as of 4:05 p.m. (Delaware time) on November 30, 2022. Although we have restored compliance with the listing requirements, we can provide no assurance that we will not fall out of compliance again. Should a delisting occur, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our common stock, and our ability to raise future capital through the sale of our common stock could be severely limited.

Our largest shareholder maintains the ability to significantly influence all matters submitted to Petros' stockholders for approval.

As of March 26, 2024, our largest shareholder, JCP III SM AIV, L.P., and its affiliates, in the aggregate, own approximately 8.3% of the issued and outstanding common stock of the Company. As a result, if these stockholders were to choose to act together, they could be able to significantly influence all matters submitted to Petros' stockholders for approval, as well as Petros' management and affairs. For example, these persons, if they choose to act together, could significantly influence the election of directors or the approval of any merger, consolidation or sale of all or substantially all of Petros' assets. This concentration of voting power could delay or prevent an acquisition of Petros on terms that other stockholders may desire.

Our bylaws include a forum selection clause, which may impact your ability to bring actions against us.

Subject to certain limitations, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. In addition, our bylaws provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States against us, our officers, directors, employees or underwriters. These limitations on the forum in which stockholders may initiate action against us could create costs, inconvenience or otherwise adversely affect your ability to seek legal redress.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, a court may decline to enforce these exclusive forum provisions with respect to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders may not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the exclusive forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We operate in the pharmaceutical industry, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including: intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect customers', employees', and vendors' information and prevent data loss and other security breaches, including a cybersecurity risk assessment program. Both management and the Board of Directors are actively involved in the continuous assessment of risks from cybersecurity threats, including prevention, mitigation, detection, and remediation of cybersecurity incidents.

Members of our executive management team are responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individuals currently serving in these roles are our President and Chief Commercial Officer and our Vice President, Finance and Chief Accounting Officer. The executive management team monitors current events in order to remain aware of current cybersecurity threats. The executive management team is informed and alerted by our information technology ("IT") consultant and our frontline personnel of any specific incidents, in addition to cybersecurity risks. Our executive management will inform our Board of Directors of cybersecurity incidents if and when they may arise. Additionally, the Board considers risks from cybersecurity threats as part of its holistic assessment of the risks facing our business.

Our current cybersecurity risk assessment program consists of processes designed to assess, identify and manage cybersecurity risks, including the use of anti-virus software, multi-factor authentication and risky/suspicious log-in monitoring. We leverage the advice of third-party consultants, including our IT consultant, to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and manage our risk assessment program. Among other things, these providers advise on best practices for safeguarding company data.

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers. Our third-party service providers provide us with SOC-1 reports, which document their internal controls, on a regular basis. Our executive management team reviews these reports as part of its assessment of the effectiveness of our internal control over financial reporting. We use such reports to assess and mitigate the risks associated with the use of third-party providers.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, cause existing customers to discontinue purchasing our products, prevent us from attracting new customers, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see "Risk Factors — *Cyberattacks and other data security breaches could compromise our proprietary and confidential information, which could harm our business and reputation or cause us to incur increased expenses to address any such breaches.*" in Item 1A of this Annual Report on Form 10-K. We have attempted to preemptively mitigate the financial impact of any cybersecurity incident and currently maintain limited cyber liability insurance. However, our cyber liability insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our cyber liability insurance may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention from our business and operations.

ITEM 2.   PROPERTIES

Our principal executive offices are located in New York, New York. We lease approximately 5,600 square feet of office space in Manalapan, New Jersey ("Manalapan Office"). On November 30, 2021, the Company entered into a sublease with respect to its Manalapan Office that has a term that began on January 10, 2022, and continues until the expiration of our lease on August 30, 2024. The Company leases approximately

9,600 square feet of manufacturing and warehouse space in Dodge City, Kansas with a ten-year term that began on January 1, 2017. We believe that our current facilities are suitable and adequate to meet our current needs. We believe that suitable additional space or substitute space will be available in the future to accommodate our operations as needed.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

The information set forth in Note 15 Commitments and Contingencies of the Notes to Consolidated Financial Statements of this Form 10-K is incorporated by reference herein.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares are listed for trading on The Nasdaq Stock Market ("Nasdaq") under the ticker symbol "PTPI."

Holders

As of March 26, 2024, there were approximately 297 holders of record of our common shares. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street names" or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories.

Dividends

We have never declared or paid any cash dividends on our common stock. So long as any shares of Series A Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Certificate of Designations) without the prior written consent of the Required Holders (as defined in the Certificate of Designations). We currently anticipate that we will retain future earnings to fund development and growth of our business, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. The decision to pay dividends is at the discretion of our board of directors and depends upon our ability to obtain a waiver of the restriction on paying dividends contained in our credit facility, and on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of Petros' consolidated financial statements with a narrative from the perspective of management on the Company's financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K. This MD&A contains forward-looking statements reflecting Petros' current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" contained in this Annual Report on Form 10-K.

Overview

Petros is committed to the goal of becoming a leading innovator in the emerging self-care market driving expanded access to key prescription pharmaceuticals as Over-the-Counter treatment options. Petros consists of wholly owned subsidiaries, Metuchen Pharmaceuticals, LLC ("Metuchen"), Timm Medical Technologies, Inc. ("Timm Medical"), and Pos-T-Vac, LLC ("PTV"). On September 30, 2016, the Company entered into a License and Commercialization Agreement (the "License Agreement") with Vivus, Inc ("Vivus") to purchase and receive the license for the commercialization and development of Stendra® for a one-time fee of $70 million. The License Agreement gives the Company the right to sell Stendra® in the U.S and its territories, Canada, South America, and India. Stendra® is a U.S. Food and Drug Administration ("FDA") approved PDE-5 inhibitor prescription medication for the treatment of erectile dysfunction ("ED") and is the only patent protected PDE-5 inhibitor on the market in the US. Stendra® offers the ED therapeutic landscape a valuable addition as an oral ED therapy that may be taken as early as approximately 15 minutes prior to sexual engagement, with or without food when using the 100mg or 200mg dosing (does not apply to 50mg dosing). Petros is also currently conducting non-clinical consumer studies in connection with the contemplated pursuit of FDA approval for Stendra® for Non-Prescription / Over-The-Counter ("OTC") use in treating ED.

In addition to Stendra®, Petros' ED portfolio also includes external penile rigidity devices, namely VEDs, which are sold domestically and internationally.

Going Concern

Petros has experienced net losses and negative cash flows from operations since our inception. As of December 31, 2023, the Company had cash of approximately $13.3 million, positive working capital of $9.6 million, an accumulated deficit of approximately $98.9 million and used cash in operations during the twelve months ended December 31, 2023, of approximately $7.6 million. The Company does not currently have sufficient available liquidity to fund its operations for at least the next 12 months. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

In response to these conditions and events, the Company is evaluating various financing strategies to obtain sufficient additional liquidity to meet its operating, debt service and capital requirements for the next twelve months following the date of this Annual Report. The potential sources of financing that the Company is evaluating include one or any combination of secured or unsecured debt, convertible debt and equity in both public and private offerings. The Company also plans to finance near-term operations with its cash on hand, as well as by exploring additional ways to raise capital in addition to increasing cash flows from operations. There is no assurance the Company will manage to raise additional capital or otherwise increase cash flows, if required. The sources of financing described above that could be available to the Company and the timing and probability of obtaining sufficient capital depend, in part, on expanding the use of Stendra® and continuing to invest in research and development pursuant to our Non-Prescription OTC strategies related to Stendra®, which we believe has the potential to dramatically increase product sales in the future and future capital market conditions. If the Company's current assumptions regarding timing of these events are incorrect or if there are any other changes or differences in our current assumptions that negatively impact our financing strategy, the Company may have to further reduce expenditures or significantly delay, scale back or discontinue the development or commercialization Stendra® OTC in order to extend its cash resources. The Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Licensing and Distribution

The Company acquired the rights to Stendra® avanafil on September 30, 2016, when it entered into the License Agreement with Vivus to purchase and receive the license for the commercialization and exploitation of Stendra® avanafil for a one-time fee of $70 million. The License Agreement gives the Company the exclusive right to sell avanafil in the U.S. and its territories, as well as Canada, South America, and India. In December 2000, Vivus originally was granted the license from Mitsubishi Tanabe Pharma Corporation ("MTPC") to develop, market, and manufacture Stendra®. Stendra® was approved by the FDA in April 2012 to treat male ED.

The Company will pay MTPC a royalty of 5% on the first $500 million of net sales and 6% of net sales thereafter until the expiration of the applicable patent in a particular country. The last scheduled patent expiration is in April 2025. In consideration for the trademark assignment and the use of the trademarks associated with Stendra® and the Vivus technology, the Company shall (a) during the first, second, and third years following the expiration of the royalty period in a particular country in the Company's territory, pay to Vivus a royalty equal to 2% of the net sales of Stendra® in such territory; and (b) following the fourth and fifth years following the end of the royalty period in such territory, pay to Vivus a royalty equal to 1% of the net sales of Stendra® in such territory. After the royalty period, no further royalties shall be owed with respect to net sales of Stendra® in such territory. In addition, the Company will be responsible for a pro-rata portion of a one-time $6 million milestone payment to be paid once $250 million in sales has been reached on the separate revenue stream of Stendra® during any calendar year.

In connection with the License Agreement, the Company and Vivus also entered into a Supply Agreement on September 30, 2016, which has since been terminated, effective as of September 30, 2021. Following the termination of the Vivus Supply Agreement, Petros, through its subsidiary Metuchen, entered into a Technology Transfer Service Agreement on January 20, 2022, with Patheon Pharmaceuticals Inc., part of Thermo Fisher Scientific ("Patheon"), pursuant to which the Company and Patheon agreed to collaborate as strategic partners for commercial production of Stendra® tablets at Patheon's facilities in Cincinnati, Ohio. Under the Agreement, Patheon or one of its affiliates will provide pharmaceutical development and technology transfer services in order to establish and validate its ability to manufacture supply of the Company's Stendra® product. Any commercial sale of product manufactured during the performance of the Agreement must be subject to a subsequent commercial manufacturing services agreement (with associated quality agreement) between the parties before it can be offered for commercial sale.

The license agreement between MTPC and Vivus contains certain termination rights that will allow MTPC to terminate the agreement if Vivus were to breach any of the terms of the MTPC License or become insolvent or bankrupt. In the event that MTPC terminates the MTPC License with Vivus because of any contractual breach the Company has step-in rights with MTPC, which would allow the Company to continue to sell Stendra®.

On March 27, 2018, the Company entered into a Sublicense Agreement with Acerus Pharmaceuticals Corporation ("Acerus") whereby the Company granted to Acerus an exclusive sublicense in Canada for, among other things, the development and commercialization of Stendra® avanafil for a one-time fee of $100,000. The Company was entitled to receive an additional fee of $400,000 if Stendra® is approved by Canadian regulators, as well as commercial milestone payments and royalty fees of 12% of net sales. However, in April 2020 Health Canada issued a Notice of Deficiency ("NOD") against the New Drug Submission. Metuchen and Acerus attempted to renegotiate modified terms to the sub-license agreement and the viability of a pathway required to address the deficiency noted by Health Canada but to no avail. In March of 2023, Acerus announced commencement of a court — approved (issued by the Ontario Superior Court of Justice and granted by the U.S. Bankruptcy Court for the District of Delaware) sale and investment solicitation process for all or part of its assets. The Sublicense Agreement with Acerus has therefore been halted indefinitely.

Vivus Settlement Agreement, Promissory Note and the Security Agreement

On January 18, 2022, Petros (through its wholly-owned subsidiary) and Vivus entered into a Settlement Agreement (the "Vivus Settlement Agreement") related to the minimum purchase requirements under the Vivus Supply Agreement in 2018, 2019 and 2020 and certain reimbursement rights asserted by a third-party retailer in connection with quantities of the Company's Stendra® product that were delivered to the third-party retailer and later returned. In connection with the Vivus Settlement Agreement, Petros retained approximately $7.3 million of API inventory (representing the 2018 and 2019 minimum purchase requirements) out of approximately $12.4 million due under the Vivus Supply Agreement, in conjunction with forgiveness of approximately $4.25 million of current liabilities relating to returned goods and minimum purchase commitments. In exchange for the API and reduction of current liabilities, Petros executed an interest-bearing promissory note (the "Note") in favor of Vivus in the principal amount of $10,201,758. The parties also entered into a Security Agreement to secure Petros' obligations under the Note. The Company recorded the impact of this transaction, including the gain in the first quarter of 2022.

In addition to the payments to be made in accordance with the Note, the Company further agreed in the Vivus Settlement Agreement to (i) grant to Vivus a right of first refusal to provide certain types of debt and convertible equity (but not preferred equity) financing issued by or to Metuchen (including any subsidiaries and intermediaries) until the Note is paid in full, and (ii) undertake to make certain regulatory submissions to effectuate Vivus' ability to exercise its rights under the License Agreement. On January 18, 2022, the Company made a prepayment of the obligations under the Note in the amount of $900,000, and a payment of $1,542,904 with respect to a purchase order made in 2021 to Vivus. In consideration of these payments and upon the Company's satisfaction of certain regulatory submissions. Vivus released 50% of the quantity of bulk Stendra® tablets under the Company's existing open purchase order (the "Open Purchase Order") being held by Vivus, which represented approximately a six-month supply of inventory. Pursuant to the Vivus Settlement Agreement, Vivus released the remaining 50% of the quantity of bulk Stendra® tablets under the Open Purchase Order, later during the first quarter of 2022, upon the Company's satisfaction of the remaining regulatory submission requirements.

Under the terms of the Note, the principal amount of $10,201,758 is payable in consecutive quarterly installments beginning on April 1, 2022, through January 1, 2027. Interest on the principal amount will accrue at a rate of 6% per year until the principal is repaid in full and is due and payable, in arrears, on the first day of each January, April, July, and October of each calendar year, commencing on April 1, 2022. The Company may prepay the Note, in whole or in part, at any time, with no premium or penalty. In the event that the Company defaults under the Security Agreement, all principal outstanding under the Note at the time of the default will bear interest at a rate of 9% per year until the full and final payment of all principal and interest under the Note (regardless of whether any default is waived or cured). If the Note is placed in the hands of any attorney for collection, or if it is collected through any legal proceeding at law or in equity or in bankruptcy, receivership, or other court proceedings, the Company will also be required to pay all costs of collection including, but not limited to, court costs and attorneys' fees. Pursuant to the Security Agreement, dated January 18, 2022, the Company granted to Vivus a continuing security interest in all of its Stendra® API and products and its rights under the License Agreement. The Security Agreement contains customary events of default. For the years ended December 31, 2023, and December 31, 2022, the Company paid Vivus $2.0 million and $1.6 million, respectively. As of December 31, 2023, the principal balance on the Note is $8.0 million.

Reverse Stock Split

On November 30, 2022, we effected a 1-for-10 reverse stock split of the issued and outstanding shares of our Common Stock. All share and per share information herein has been adjusted to retrospectively reflect this reverse stock split.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including but not limited to those related to revenue recognition, collectability of accounts receivable, inventory valuation and obsolescence, intangibles, income taxes, litigation, and contingencies. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our consolidated financial statements as they occur.

Revenue Recognition

The Company recognizes revenue when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide either its prescription medication or medical devices upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company's customers obtain control of the prescription medication or medical device, which is typically upon delivery.

In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers either the prescription medication or medical device to when the customers pay for the product is typically less than one year. The Company records sales net of any variable consideration, including but not limited to discounts, rebates, returns, chargebacks, and distribution fees. The Company uses the expected value method when estimating its variable consideration, unless terms are specified within contracts. The identified variable consideration is recorded as a reduction of revenue at the time revenues from sales are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

The most significant sales deductions relate to contract returns, contract rebates and coupon redemptions, and distribution service fees ("DSA fees"). Our estimates are based on factors such as our direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers, and other competitive factors. Significant judgment and estimation are required in developing the foregoing and other relevant assumptions.

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return Stendra® and receive credit for product within six months prior to expiration date and up to one year after expiration date. The provision for returns is based upon the Company's estimates for future Stendra® returns and historical experience. The provision of returns is part of the variable consideration recorded at the time revenue is recognized. As of December 31, 2023, and 2022, the reserves for product returns were $4.2 million and $2.3 million, respectively, and are included as a component of accrued expenses. During the years ended December 31, 2023, and December 2022, respectively, the Company recorded $3.4 million and $9.4 million of returns as a reduction of gross revenue.

Fair Value of Financial Assets and Liabilities — Derivative Instruments

We measure the fair value of financial assets and liabilities in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain financial instruments and contracts, such as debt financing arrangements, the issuance of preferred stock with detachable common stock warrants features that are either i) not afforded equity classification, ii) embody risks not clearly and closely related to host contracts, or iii) may be net-cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value.

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, or date of modification, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Intangibles

The Company accounts for recognized intangible assets at cost. Intangible assets with finite useful lives are amortized over the useful life that the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are amortized using an accelerated method based on the pattern in which the economic benefits of the assets are consumed. The Company reviews the carrying value and useful lives of its intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or the period over which they should be amortized has changed. When indicators of impairment exist, the Company determines whether the estimated undiscounted sum of the future cash flows of such assets is less than their carrying amounts. If less, impairment loss is recognized in the amount, if any, by which the carrying amount of such assets exceeds their respective fair values. The Company evaluates the remaining useful life of each intangible asset that is being amortized during each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life has changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life. During the three months ended September 30, 2022, the Company noted that indicators of impairment existed and prepared an undiscounted cash flow analysis, which indicated for the Stendra® product an impairment. The Company then prepared a discounted cash flow analysis through December 2029, representing the remaining economic useful life for the Stendra® product resulting in an impairment of approximately $7.5 million. As indicators of impairment existed as of December 31, 2022, the Company prepared an undiscounted cash flow analysis. This analysis included projections of future revenue and expenses, which if not achieved could result in future impairment charges. These projections included continued sales of prescription Stendra®. Additionally, the Company is investing in research and development pursuant to our OTC Strategies related to Stendra®, which we anticipate will dramatically increase product sales in the future, such that if our Stendra® OTC strategy is not successful, we may have to partially or fully impair the remaining intangible balance.

The Company has prepared projections including the undiscounted cash flows of the remaining estimated useful lives through December 2031 for the medical device products. Based on the impairment assessment as of December 31, 2022, the Company determined that no intangible asset impairment occurred as the undiscounted cash flows exceeded the respective carrying values of the assets by approximately $0.8 million.

Management continued to analyze the Company's intangible assets during 2023. Management noted that the Company's financial results were consistent with the projections used in the December 31, 2022, analysis. Based on its analysis, Management concluded that there were no triggering events noted that would indicate a potential impairment for long — lived assets for any of the two asset groups, Metuchen Pharmaceuticals and TIMM/PTV.

Results of Operations

Years ended December 31, 2023, and December 31, 2022

The following table sets forth a summary of our statements of operations for the years ended December 31, 2023, and 2022:

	For the Year Ended December 31,	
	2023	**2022**
Net sales	$ 5,822,388	$ 5,992,054
Cost of sales	1,631,220	2,289,418
Gross profit	4,191,168	3,702,636
Operating expenses:		
Selling, general and administrative	9,261,471	12,209,162
Warrant issuance costs	2,855,000	—
Gain on settlement with Vivus	—	(3,389,941)
Research and development	2,409,094	1,740,280
Depreciation and amortization expense	3,282,967	5,598,884
Intangible asset impairment	—	7,460,000
Total operating expenses	17,808,532	23,618,385
Loss from operations	(13,617,364)	(19,915,749)

	For the Year Ended December 31,	
	2023	2022
Other income (expense):		
Change in fair value of derivative liability	2,590,000	460,000
Change in fair value of warrant liability	13,974,000	—
Loss on issuance of Series A Preferred Stock	(11,088,997)	—
Interest income	515,311	14,194
Interest expense, promissory note	(536,138)	(596,018)
Total other income (expense)	5,454,176	(121,824)
Net loss before income taxes	$ (8,163,188)	$(20,037,573)
Provision for income taxes	—	—
Net loss	$ (8,163,188)	$(20,037,573)

Net Sales

Net sales for the year ended December 31, 2023, were $5,822,388, composed of $2,286,373 of net sales from Prescription Medicines and net sales of $3,536,015 from Medical Devices.

Net sales for the year ended December 31, 2022, were $5,992,054, composed of $2,734,639 of net sales from Prescription Medicines and net sales of $3,257,415 from Medical Devices.

For the year ended December 31, 2023, gross billings to customers representing 10% or more of the Company's total gross billings included three customers that represented approximately 22%, 21%, and 17% of total gross billings. Gross billings is a non-GAAP financial measure. For a reconciliation of net sales to gross billings, see the section titled "Reconciliation of Non-GAAP Financial Measures" below.

For the year ended December 31, 2022, gross billings to customers representing 10% or more of the Company's total gross billings included four customers that represented approximately 26%, 21%, 17%, and 16% of total gross billings. Gross billings is a non-GAAP financial measure. For a reconciliation of net sales to gross billings, see the section titled "Reconciliation of Non-GAAP Financial Measures" below.

Prescription Medicines sales consist of sales of Stendra® in the U.S. for the treatment of male ED. Stendra® is primarily sold directly to four main customers, as described above, which collectively accounted for approximately 92% of Stendra® net sales for the year ended December 31, 2023. Individually, sales to the four main customers, accounted for 30%, 28%, 23%, and 11% of Stendra® gross billings for the year ended December 31, 2023.

Medical Device sales consist of domestic and international sales of men's health products for the treatment of ED. The men's health products do not require a prescription and include Vacuum Erection Devices ("VEDs and related accessories").

Net sales were $169,666 or 3% lower during the year ended December 31, 2023, compared to the same period in 2022 consisting of a $448,266 decrease in the net sales of Stendra® and a $278,600 increase in Medical Device Sales. The decrease in net sales of Stendra® was substantially due to increased related sales allowances. The increase in net sales for Medical Devices included an increase in domestic and international sales of VED systems.

Cost of Sales

Cost of sales for the year ended December 31, 2023, were $1,631,220, composed of $277,490 of cost of sales for our Prescription Medicines segment and $1,353,730 for our Medical Devices segment.

Cost of sales for the year ended December 31, 2022, were $2,289,418, composed of $949,197 of cost of sales for our Prescription Medicines segment and $1,340,221 for our Medical Devices segment.

Cost of sales for the Prescription Medicine segment for the year ended December 31, 2023, consisted of 58% third-party product cost of sales, 41% royalty expenses, 26% third-party logistics ("3PL") order fulfillment, shipping expenses and other cost of sales partially offset by an 25% benefit in inventory obsolescence reserves.

Cost of sales for the Medical Device segment for the year ended December 31, 2023, consisted of 81% raw materials and 19% production labor.

Cost of sales decreased by $658,198 or 29% during the year ended December 31, 2023, compared to the same period in 2022. For the years ended December 31, 2023, and 2022, cost of sales as a percentage of net sales was 28% and 38%, respectively. The decrease in cost of sales as a percentage of net sales was a result of decreased excess and obsolete inventory, decreased 3PL order fulfillment, shipping expenses and other cost of sales, offset by increased sales allowances that reduced net sales.

Gross Profit

Gross profit for the year ended December 31, 2023, was $4,191,168 or 72%, composed of $2,008,883 of gross profit from Prescription Medicines and $2,182,285 from Medical Devices. Gross profit for the year ended December 31, 2022, was $3,702,636 or 62%, composed of $1,785,442 of gross profit from Prescription Medicines and $1,917,194 from Medical Devices. The increase in gross profit was driven by the factors noted above.

Operating Expenses

Selling, General and Administrative

Selling, general and administrative expenses for the year ended December 31, 2023, were $9,261,471, composed of $1,736,512 of selling, general and administrative expenses of our Prescription Medicines segment, $1,885,489 of selling, general and administrative expenses of our Medical Devices segment and $5,639,470 of general corporate expenses.

Selling, general and administrative expenses for the year ended December 31, 2022, were $12,209,162, composed of $4,947,466 of selling, general and administrative expenses of our Prescription Medicines segment, $1,685,678 of selling, general and administrative expenses of our Medical Devices segment and $5,576,018 of general corporate expenses.

Selling, general and administrative expenses for both segments include selling, marketing and regulatory expenses. Unallocated general corporate expenses include costs that were not specific to a particular segment but are general to the group, including expenses incurred for administrative and accounting staff, general liability and other insurance, professional fees and other similar corporate expenses.

Selling, general and administrative expenses decreased by $2,947,691 or 24% during the year ended December 31, 2023, compared to the same period in 2022. Decreased selling general and administrative expenses were primarily driven by decreased direct selling and marketing expenses of $1,197,294, decreased stock based compensation expense of $777,844, decreased prescription data expenses of $575,077, decreased payroll expenses of $225,200 resulting from decreased headcount, decreased insurance expenses of $409,288, decreased franchise taxes of $163,632, and decreased other operating expenses of $272,787 partially offset by a waiver of FY 23 FDA product fees resulting in a $589,611 increase in FDA product fees and increased professional service fees of $83,820.

Gain on Settlement with Vivus

As a result of the Vivus Promissory Note, as discussed in Note 8 and Note 14 of the Notes to Consolidated Financial Statements, the Company's total liabilities were decreased by $3,389,941 in the form of concession of customer returns, which were recognized as a gain on settlement during the year ended December 31, 2022.

Warrant Issuance Costs

For the year ended December 31, 2023, the Company recorded warrant issuance costs of $2.9 million associated with the July 2023 Private Placement.

Research and Development

Research and development expenses for the year ended December 31, 2023, were $2,409,094, composed of $2,272,069 for our Prescription Medicines segment and $137,025 for our Medical Devices segment, respectively.

Research and development expenses for the year ended December 31, 2022, were $1,740,280, composed of $1,541,714 for our Prescription Medicines segment and $198,566 for our Medical Devices segment, respectively.

Research and development expenses for the Prescription Medicines segment for the year ended December 31, 2023, are composed of $1,542,658 for clinical development and $502,252 for consulting fees related to the Company's Non-Prescription OTC Strategies related to Stendra®; $200,000 for upfront licensing fees and $24,666 for consulting fees related to the H100 license acquired in March 2020 and $2,493 related to the Company's tech transfer of its manufacturing process. Research and development expenses for the Prescription Medicines segment for the year ended December 31, 2022, are composed of $900,864 for consulting fees related to the Company's Non-Prescription OTC Strategies related to Stendra®; $150,000 for upfront licensing fees, $239,339 for clinical development expenses, and $73,407 for consulting fees related to the H100 license acquired in March 2020; and $178,104 related to the Company's technology transfer of its manufacturing process.

Research and development expenses for the Medical Devices segment for the year ended December 31, 2023, are composed of $137,025 for license fees related to the Company's Tissue-Specific Oxygenation Sensor Technology Strategies. Research and development expenses for the Medical Devices segment for the year ended December 31, 2022, are composed of $198,566 for license fees related to the Company's Tissue-Specific Oxygenation Sensor Technology Strategies.

Research and development expenses increased by $668,814 or 38% during the year ended December 31, 2023, compared to the same period in 2022. Increased research and development expenses were primarily driven by increased clinical development expenses related to the Company's OTC strategies related to Stendra® and increased upfront licensing fees related to the H100 license acquired in March 2020 partially offset by decreased consulting fees related to the Company's OTC strategies related to Stendra® and decreased license fees related to the Company's Tissue-Specific Oxygenation Sensor Technology Strategies.

Depreciation and amortization

Depreciation and amortization expenses for the year ended December 31, 2023, were $3,282,967, composed of $2,285,175 of depreciation and amortization expenses of our Prescription Medicines segment and $997,792 of depreciation and amortization expenses of our Medical Devices segment.

Depreciation and amortization expenses for the year ended December 31, 2022, were $5,598,884, composed of $4,442,922 of depreciation and amortization expenses of our Prescription Medicines segment and $1,155,962 of depreciation and amortization expenses of our Medical Devices segment.

Prescription Medicines depreciation and amortization consists primarily of the amortization of the intangible assets related to Stendra® over its estimated useful life of 10 years. Medical Devices depreciation and amortization primarily consists of the amortization of the intangible assets related to Timm Medical and PTV over their estimated useful life of 12 years. The decrease in total depreciation and amortization results from a $7.5 million write-down of intangible assets in 2022.

Intangible Asset Impairment

During the year ended December 31, 2022, the Company noted that indicators of impairment existed and prepared an undiscounted cash flow analysis, which indicated that the Stendra® product intangible asset was impaired. The Company then prepared a discounted cash flow analysis resulting in an impairment of approximately $7.5 million. Management continued to analyze the Company's intangible assets during 2023. Management noted that the Company's financial results were consistent with the projections used in the December 31, 2022, analysis, as well as no triggering event, therefore, the Company concluded that no further analysis was required during 2023.

Change in Fair Value of Derivative Liability

For the year ended December 31, 2023, the Company recorded a gain of approximately $2.6 million for the change in fair value of the derivative liability. For the year ended December 31, 2022, the Company also recorded a gain of approximately $0.5 million for the change in fair value of the derivative liability. The gain in 2023 related to the decrease in the fair value of derivative liability established for certain bifurcated features of the Series A Preferred Stock issued in the July 2023 Private Placement. The gain in 2022 represented the change in fair value of the derivative during the year ended December 31, 2022, primarily driven by the decline in the Company's stock price as well as the passage of time, as it became less likely that the earnout associated with the Mergers consummated on December 1, 2020, would be met.

Change in Fair Value of Warrant Liability

For the year ended December 31, 2023, the Company recorded a gain of approximately $14.0 million for the change in fair value of the warrant liability compared to $0 for the year ended December 31, 2022. The gain related to the decrease in the fair value of warrants issued in the July 2023 Private Placement which were classified as liabilities in accordance with ASC 815. The gain resulted principally from the decrease in the Company's common stock price. In addition, as of December 31, 2023, the warrant liability was reclassified to permanent equity based upon the modification of the warrant.

Interest Income

Interest income for the year ended December 31, 2023, and December 31, 2022, was $515,311 and $14,194, respectively. Petros invested its cash in money market securities during 2023.

Interest Expense, Promissory Note

In January 2022, the Company executed a promissory note in favor of Vivus with a principal amount of $10,201,758 in connection with the Vivus Settlement Agreement. Interest expense, promissory note for the year ended December 31, 2023, and December 31, 2022, was $536,138 and $596,018, respectively.

Income Tax Expense (Benefit)

Income tax expense for the year ended December 31, 2023, was $0 compared to income tax of $0 for the year ended December 31, 2022.

Liquidity and Capital Resources

General

Cash totaled $13,336,975 at December 31, 2023, compared to $9,426,264 at December 31, 2022.

We have experienced net losses and negative cash flows from operations since our inception. As of December 31, 2023, we had cash of $13.3 million, working capital of $9.6 million, and an accumulated deficit of $98.9 million. Our plans include, or may include, utilizing our cash on hand, as well as exploring additional ways to raise capital in addition to increasing cash flows from operations. In January 2022, the Company executed a promissory note in favor of Vivus in connection with the Vivus Settlement Agreement in the principal amount of $10,201,758, net of a prepayment of $900,000. The terms of this promissory note are discussed in the section titled "Vivus Settlement Agreement, Promissory Note and the Security Agreement" above.

To date, our principal sources of capital used to fund our operations have been the revenues from product sales, private sales, registered offerings and private placements of equity securities. The Company does not currently have sufficient available liquidity to fund its operations for at least the next 12 months. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these audited annual consolidated financial statements are issued. For further information, see the section titled "Going Concern" above.

July 2023 Private Placement

On July 13, 2023, we entered into the Purchase Agreement with certain accredited investors (the "Investors"), pursuant to which we agreed to sell in a private placement to the Investors (i) an aggregate of 15,000 shares of our newly-designated Series A Preferred Stock initially convertible into up to 6,666,668 shares of our common stock at an initial conversion price of $2.25 per share and (ii) warrants to acquire up to an aggregate of 6,666,668 shares of common stock (the "Warrants") at an initial exercise price of $2.25 per share (collectively, the "Private Placement"). Pursuant to the terms of the Certificate of Designations and the Warrants, each of the Conversion Price (as defined below) and the exercise price and the number of shares underlying the Warrants is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). As of December 31, 2023, the Conversion Price and the exercise price of the Warrants was equal to $2.25 per share.

The Private Placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The closing of the Private Placement occurred on July 17, 2023. The aggregate gross proceeds from the Private Placement was approximately $15 million. We intend to use the net proceeds from the Private Placement for general corporate purposes.

We engaged Katalyst Securities LLC (the "Placement Agent") to act as exclusive placement agent in connection with the Private Placement. Pursuant to an Engagement Letter with the Placement Agent, we paid to the Placement Agent or its designees (i) a cash fee equal to 8% of the gross proceeds of the Private Placement and (ii) warrants to acquire up to an aggregate of 533,334 shares of Common Stock on the same term as the Warrants.

Series A Preferred Stock

The terms of the Series A Preferred Stock are as set forth in the form of Certificate of Designations. The Series A Preferred Stock is convertible into shares of common stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $2.25 (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). We are required to redeem the Series A Preferred Stock in 13 equal monthly installments, commencing on November 1, 2023. The amortization payments due upon such redemptions are payable, at our election, in cash at 107% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of common stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the common stock during the thirty trading day period immediately prior to the date the amortization payment is due or (B) $0.396 or such lower amount as permitted, from time to time, by the Nasdaq Stock Market, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events. We may require holders to convert their Series A Preferred Stock into Conversion Shares if the closing price of the Common Stock exceeds $6.75 per share (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) for 20 consecutive trading days and the daily dollar trading volume of the Common Stock exceeds two million dollars ($2,000,000) per day during the same period and certain equity conditions described in the Certificate of Designations are satisfied.

The holders of the Series A Preferred Stock are entitled to dividends of 8% per annum, compounded monthly, which are payable, at our option, in cash or shares of Common Stock, or in a combination thereof, in accordance with the terms of the Certificate of Designations. On September 29, 2023, we filed an amendment to the Certificate of Designations with the Secretary of State for the State of Delaware, pursuant to which the terms of the Series A Preferred Stock were amended to permit certain additional procedures for the payment of redemptions and conversions Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series A Preferred Stock will accrue dividends at the rate of 15% per annum. In connection with a Triggering Event, each holder of Series A Preferred Stock will be able to require us to redeem in cash any or all of the holder's Series A Preferred Stock at a premium set forth in the Certificate of Designations. Upon conversion or redemption, the holders of the Series A Preferred Stock are also entitled to receive a dividend make-whole payment. The holders of Series A Preferred Stock have no voting rights on account of the Series A Preferred Stock, other than with respect to certain matters affecting the rights of the Series A Preferred Stock.

As of March 26, 2024, we have redeemed or converted approximately 7,902 shares of Series A Preferred Stock and issued 4,634,771 shares of Common Stock pursuant to the terms of the Certificate of Designations.

We are subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Certificate of Designations), distributions or redemptions, and the transfer of assets, among other matters.

There is no established public trading market for the Series A Preferred Stock and we do not intend to list the Series A Preferred Stock on any national securities exchange or nationally recognized trading system.

Warrants

The Warrants became exercisable for shares of common stock (the "Warrant Shares") immediately upon issuance, at an initial exercise price of $2.25 per share (the "Exercise Price") and expire five years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Exercise Price (subject to certain exceptions). Upon any such price-based adjustment, the number of Warrant Shares issuable upon exercise of the Warrants will be increased proportionately. There is no established public trading market for the Warrants and we do not intend to list the Warrants on any national securities exchange or nationally recognized trading system.

On March 21, 2024, we entered into an Omnibus Waiver and Amendment (the "Waiver and Amendment") with the Investors in the Private Placement, effective as of December 31, 2023. The Waiver and Amendment amended certain terms of the Warrants relating to the rights of the holders of the Warrants to provide that, in the event of a Fundamental Transaction (as defined in the Warrants) that is not within our control, including not approved by our Board of Directors, the holder of a Warrant shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of such Warrant, that is being offered and paid to the holders of our common stock in connection with the Fundamental Transaction.

Registration Rights

In connection with the Private Placement, we entered into a Registration Rights Agreement with the Investors (the "Registration Rights Agreement"), pursuant to which we agreed to file a resale registration statement (the "Registration Statement") with the SEC to register for resale 200% of the Conversion Shares and the Warrant Shares promptly following the Closing Date (as defined in the Purchase Agreement), but in no event later than 30 calendar days after the effective date of the Registration Rights Agreement, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). We filed a registration statement on Form S-3 covering such securities, which registration statement, as amended, was declared effective on September 18, 2023. Under the Registration Rights Agreement, we are obligated to pay certain liquidated damages to the investors if we fail to maintain the effectiveness of the Registration Statement.

We will require additional financing to further develop and market our products, fund operations, and otherwise implement our business strategy at amounts relatively consistent with the expenditure levels disclosed above. We are exploring additional ways to raise capital, but we cannot assure you that we will be able to raise capital. Our failure to raise capital as and when needed would have a material adverse impact on our financial condition, our ability to meet our obligations, and our ability to pursue our business strategies. We expect to seek additional funds through a variety of sources, which may include additional public or private equity or debt financings, collaborative, or other arrangements with corporate sources, or through other sources of financing.

We are focused on expanding our service offering through internal development, collaborations, and through strategic acquisitions. We are continually evaluating potential asset acquisitions and business combinations. To finance such acquisitions, we might raise additional equity capital, incur additional debt, or both.

Debt

Vivus Note

As noted above, in January 2022, the Company executed a promissory note in favor of Vivus with a principal amount of $10,201,758 as part of the settlement. For more information, see the section above titled "Vivus Settlement Agreement, Promissory Note and the Security Agreement."

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023, and 2022:

	For the Years Ended December 31,	
	2023	2022
Net cash used in operating activities	$ (7,626,529)	$(12,797,325)
Net cash provided by/(used in) financing activities	11,537,240	(1,623,983)
Net increase (decrease) in cash	$ 3,910,711	$(14,421,308)

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2023, was $7,626,529, which primarily reflected our net loss of $8,163,188. Adjustments to reconcile net loss to net cash provided by operating activities of $88,255 consisting primarily of depreciation and amortization, change in the fair value of derivative and warrant liabilities, loss on the issuance of Series A Preferred Stock, stock-based compensation expense, noncash warrant expenses, and changes in operating assets and liabilities of $624,914.

Net cash used in operating activities for the year ended December 31, 2022, was $12,797,325, which primarily reflected our net loss of $20,037,573. Adjustments to reconcile net loss to net cash provided by operating activities of $10,542,319 consisting primarily of depreciation and amortization, intangible asset impairment, gain on Vivus settlement, stock compensation and changes in operating assets and liabilities of $3,302,071.

Cash Flows from Financing Activities

Net cash provided by financing activities was $11,537,240 for the year ended December 31, 2023, consisting of proceeds from the July 2023 Private Placement.

Net cash used in financing activities was $1,623,983 for the year ended December 31, 2022, consisting of payments of the promissory note, including a prepayment of $900,000.

Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure utilized by management to evaluate the Company's performance on a comparable basis. The Company believes that Adjusted EBITDA is useful to investors as a supplemental way to evaluate the ongoing operations of the Company's business as Adjusted EBITDA may enhance investors' ability to compare historical periods as it adjusts for the impact of financing methods, tax law and strategy changes, and depreciation and amortization and to evaluate the Company's ability to service debt. In addition, Adjusted EBITDA is a financial measurement that management and the Company's Board of Directors use in their financial and operational decision-making and in the determination of certain compensation programs. Adjusted EBITDA is a non-GAAP financial measure commonly used in the Company's industry and should not be construed as an alternative to net income as an indicator of operating performance (as determined in accordance with GAAP). The Company's presentation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Adjusted EBITDA is adjusted to exclude certain items that affect comparability. The adjustments are itemized in the tables below. You are encouraged to evaluate these adjustments and the reason the Company considers them appropriate for supplemental analysis. In evaluating adjustments, you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the adjustments set forth below. The presentation of these adjustments should not be construed as an inference that future results will be unaffected by unusual or recurring items.

The Company defines Adjusted EBITDA as net income (loss) adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization and (iii) income taxes, as further adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing operating performance or that are non-recurring in nature. For example, Adjusted EBITDA:

- does not reflect the Company's capital expenditures, future requirements for capital expenditures or contractual commitments;

- does not reflect changes in, or cash requirements for, the Company's working capital needs;

- does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Company's debt; and

- does not reflect payments related to income taxes, if applicable.

The following table presents a reconciliation of Net loss to Adjusted EBITDA for the years ended December 31, 2023, and 2022.

	For the Year Ended December 31,	
	2023	2022
Net Loss	$ (8,163,188)	$(20,037,573)
Interest income	(515,311)	(14,194)
Interest expense, promissory note	536,138	596,018
Depreciation and amortization expense	3,282,967	5,598,884
EBITDA	(4,859,394)	(13,856,865)

	For the Year Ended December 31,	
	2023	**2022**
Stock based compensation	417,230	1,195,076
Gain on settlement with Vivus	—	(3,389,941)
Intangible asset impairment	—	7,460,000
Change in fair value of derivative liability	(2,590,000)	(460,000)
Change in fair value of warrant liability	(13,974,000)	—
Loss on issuance of Series A Preferred Stock	11,088,997	—
Adjusted EBITDA	$ (9,917,167)	$ (9,051,730)

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company's results as reported under GAAP.

Gross Billings

Gross billings is a non-GAAP financial measure utilized as a key performance metric by management and the Company's Board of Directors in their financial and operational decision-making as well as for the preparation of the annual budget. The Company believes that Gross billings is useful to investors as a supplemental way to provide an alternative measure of the total demand for the products sold by the Company. Gross billings is a non-GAAP financial measure commonly used in the Company's industry and should not be construed as an alternative to net sales as an indicator of operating performance (as determined in accordance with GAAP). The Company's presentation of gross billings may not be comparable to similarly titled measures reported by other companies.

Gross billings is adjusted to exclude certain items that affect comparability. The adjustments are itemized in the tables below. You are encouraged to evaluate these adjustments and the reason the Company considers them appropriate for supplemental analysis. In evaluating adjustments, you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the adjustments set forth below. The presentation of these adjustments should not be construed as an inference that future results will be unaffected by unusual or recurring items.

The Company defines gross billings as the amount of its aggregate sales billed to customers at standard prices before the application of certain adjustments that reduce the net amount received from customers, including product returns, certain rebates and coupon redemptions, discounts and fees.

The following table presents a reconciliation of net sales to gross billings for the years ended December 31, 2023, and 2022.

	For the Year Ended December 31,	
	2023	**2022**
Net Sales	$ 5,822,388	$ 5,992,054
Product Returns	3,381,694	9,355,121
Contract Rebates	1,451,441	1,685,080
Chargebacks	157,877	164,577
Cash Discounts	157,568	319,630
Distribution Service Fees	879,780	1,721,238
Coupon Redemptions	1,275,701	5,324,829
Gross Billings	$13,126,449	$24,562,529

Gross billings has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company's results as reported under GAAP.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our audited consolidated financial statements as of, and for the years ended December 31, 2023, and December 31, 2022, are included beginning on Page F-1 immediately following the signature page to this Annual Report. See Item15 for a list of the consolidated financial statements included herein.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, because of certain weaknesses in internal control over financial reporting discussed below under "Management's Annual Report on Internal Control over Financial Reporting," our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of its assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2023, our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of U.S. generally accepted accounting principles ("GAAP") as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that may be considered to be material weaknesses. The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

- Petros currently has an insufficient level of monitoring and oversight controls and does not enforce the implementation of key controls reflected on its internal control process matrices. This restricts the Company's ability to gather, analyze and report information relative to the consolidated financial statements in a timely manner, including timely and adequate review of schedules and analysis used in the financial close process and the documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions. The company should evaluate their significant processes to ensure the key controls are being carried out as designed;

- The sizes of Petros' accounting and IT departments make it impracticable to achieve an appropriate segregation of duties;

- Petros does not have appropriate IT access related controls, specifically:

  - Elevated privileges such as administrator access to financial systems are not always assigned to individuals who do not bear responsibility for performing financial reporting or posting financial transaction (e.g., IT personnel).

  - There is no limit to the number of password attempts allowed before an account becomes locked out.

  - There is no maximum length of days a password can be in use.

The Company should implement mitigating controls that would prevent or detect (in a timely manner) unauthorized transactions that might result.

The material weaknesses did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Management's Remediation Initiatives

In an effort to remediate identified material weaknesses and other deficiencies and enhance our internal controls, we implemented certain measures including additional closing procedures and other review and approval processes by our management team. The remediation efforts included the implementation of additional controls to ensure all risks have been addressed. Management further emphasized compliance with existing internal controls. Preparation of a GAAP disclosure checklist with appropriate review procedures ensured that accounting guidance and disclosure requirements have been addressed. Third party contracts with key service providers have been updated to ensure that all control activities performed are defined as to service levels and appropriate review procedures of these services are implemented.

As a result of the material weaknesses discussed above or of others, we may experience negative impacts on our ability to accurately report our results of operation and financial condition in a timely manner. If we do identify a material weakness in our internal control over financial reporting and are unsuccessful in implementing or following a remediation plan, or fail to update our internal control over financial reporting as our business evolves or to integrate acquired businesses into our controls system, if additional material weaknesses are found in our internal controls in the future, or if our external auditors cannot attest to the effectiveness of our internal control over financial review, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or to maintain effective disclosure controls and procedures. If we are unable to report financial information in a timely and accurate manner or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC, an inability for us to be accepted for listing on any national securities exchange in the near future, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects and the market value of our Common Stock. Further, there are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. We could face additional litigation exposure and a greater likelihood of an SEC enforcement or other regulatory action if further restatements were to occur or other accounting-related problems emerge.

The weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control Over Financial Reporting

There were remediation efforts to improve our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. These remediation efforts primarily consist of the implementation of additional closing procedures and adherence to existing internal controls.

Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

The Petros Board of Directors (the "Board") is currently composed of five members of the Board (each, a "Director"). Under the amended and restated Bylaws of the Company, the number of Directors will be fixed from time to time by resolution of the Board or the stockholders at an annual meeting of the stockholders, and Directors serve until the next annual election and their successors are duly elected and qualified, or until their earlier resignation, removal or death.

Below is a list of the names, ages as of April 1, 2024, and positions of the individuals who currently serve as our Directors.

Name	Age	Position
John D. Shulman	60	Chairman of the Board
Joshua N. Silverman	53	Vice Chairman of the Board
Bruce T. Bernstein	59	Director
Gregory Bradley	63	Director
Wayne R. Walker	64	Director

Director Biographies

Information concerning our Directors is set forth below. The biographical description of each Director includes the specific experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a Director.

John D. Shulman — Mr. Shulman has served as Chairman of the Board since November 17, 2023. Mr. Shulman joined Petros as Executive Chairman of the Board in 2020. Mr. Shulman founded Juggernaut Capital Partners, LLP in 2009 and leads its Investment Committee. He has over 25 years of experience with private investments, primarily into the consumer, and business services sectors. Previously, Mr. Shulman was a Managing Director from 2001 to 2009 at Allied Capital Corporation, where he was a member of the Management and Investment Committees. He sits on the following Boards of Directors or Managers: Ceuta Group, Foundation Consumer Brands, KemperSports, PLEZi Nutrition, and ZOA Energy, LLC. Mr. Shulman received a B.S. in Finance from the University of Virginia. Mr. Shulman's financial, leadership, and operational expertise enable him to contribute valuable insights into strategic governance, operations and planning for the Company.

Joshua N. Silverman — Mr. Silverman joined Petros as a Director and Vice Chairman of the Board in December 2020. Mr. Silverman currently serves as the managing member of Parkfield Funding LLC. Mr. Silverman has also served as Interim Chairman, Interim Chief Executive Officer and Interim President of PharmaCyte Biotech, Inc. (Nasdaq: PMCB) since October 2022 and as a director since August 2022. Mr. Silverman was the co-founder, and a principal and managing partner of Iroquois Capital Management, LLC ("Iroquois"), an investment advisory firm. Since its inception in 2003 until July 2016, Mr. Silverman served as co-chief investment officer of Iroquois. While at Iroquois, he designed and executed complex transactions, structuring and negotiating investments in both public and private companies and has often been called upon by the companies solve inefficiencies as they relate to corporate structure, cash flow, and management. From 2000 to 2003, Mr. Silverman served as co-chief investment officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as assistant press secretary to the president of the United States. In addition to Synaptogenix, Mr. Silverman has served as a director and acting Chief Executive Officer of AYRO, Inc. (Nasdaq: AYRO) since 2020; as Interim Chief Executive Officer, Interim President and Interim Chairman of PharmaCyte Biotech, Inc. (Nasdaq: PMCB); as director of MYMD Pharmaceuticals, Inc. (Nasdaq: MYMD) since September 2018. He previously served as a director of Marker Therapeutics, Inc. from 2016 until 2018 and Protagenic Therapeutics, Inc. from 2016 to 2022. Mr. Silverman received his B.A. from Lehigh University in 1992. Mr. Silverman's financial, leadership, and operational expertise enable him to contribute valuable insights into strategic governance, operations and planning for the Company.

Bruce T. Bernstein — Mr. Bernstein joined Petros as a Director in 2020. Mr. Bernstein was a member of the Board of Neurotrope from 2016 to 2020 and is currently on the Board of Synaptogenix, Inc., the operating subsidiary of Neurotrope, which was spun off from Neurotrope in December 2020. Mr. Bernstein has over thirty years of experience in the securities industry, primarily as senior portfolio manager for two alternative finance funds as well as in trading and structuring of arbitrage strategies. Mr. Bernstein has served as President of Rockmore Capital, LLC since 2006, the manager of a direct investment and lending fund with peak assets under management of $140 million. Previously, he served as Co-President of Omicron Capital, LP, an investment firm based in New York, which he joined in 2001. Omicron Capital focused on direct investing and lending to public small cap companies and had peak assets under management of $260 million. Prior to joining Omicron Capital, Mr. Bernstein was with Fortis Investments Inc., where he was Senior Vice President in the bank's Global Securities Arbitrage business unit, specializing in equity structured products and equity arbitrage and then President in charge of the bank's proprietary investment business in the United States. Prior to Fortis, Mr. Bernstein was Director in the Equity Derivatives Group at Nomura Securities International specializing in cross-border tax arbitrage, domestic equity arbitrage and structured equity swaps. Mr. Bernstein started his career at Kidder Peabody, where he rose to the level of Assistant Treasurer. Mr. Bernstein also serves as a member of the Board of Directors of Xwell, Inc. (Formerly XpresSpa Holdings, Inc.) the leading airport spa company in the world, based in New York, and Wrap Technologies, Inc. Mr. Bernstein holds a B.B.A. from City University of New York (Baruch). Mr. Bernstein's banking, accounting and finance expertise enable him to contribute valuable insights into accounting and financial matters for the Company.

Gregory Bradley — Mr. Bradley joined Petros as a Director in 2020. Mr. Bradley is the President and CEO of Foundation Consumer Healthcare ("FCH"), which is a fast growing OTC consumer healthcare company with iconic brands including important emergency contraception solutions like Plan B One-Step and Take Action. Prior to creating FCH in 2014 in partnership with Juggernaut Capital Partners, Greg had 32 years of experience in the pharmaceutical and consumer packaged goods industries, including his role as Head of the US Operating Team for GlaxoSmithKline Consumer Healthcare until 2011, and CEO of Advantage Consumer Healthcare from 2011 — 2014. He has extensive experience including sales, marketing, supply chain and general management. Greg has helped create mega brands in the CPG industry in every facet of their development and commercial success. Greg is a magna cum laude graduate of Indiana University of Pennsylvania and serves on multiple industry boards and associations, including his current Executive Committee Board role with the Consumer Healthcare Products Association. Mr. Bradley's operational expertise enable him to contribute valuable insights into strategic governance, operations and planning for the Company.

Wayne R. Walker — Mr. Walker joined Petros as a Director in 2020. Mr. Walker has over 35 years of experience in corporate governance, turnaround management, corporate restructuring and bankruptcy matters. In 1998, Mr. Walker founded Walker Nell Partners, Inc., an international business consulting firm, and has served as its president from its founding to the present. Before founding Walker Nell Partners, Inc., Mr. Walker worked for 15 years at the DuPont Company in Wilmington, Delaware in the Securities and Bankruptcy group, where he worked in the Corporate Secretary's office and served as Senior Counsel. From 2022 to present, Mr. Walker has served as a director of AMMO, Inc. (Nasdaq: POWW), a designer, producer, and marketer of ammunition products. From December 2020 to the present, Mr. Walker has served as a director of AYRO, Inc. (Nasdaq: AYRO), a designer and manufacturer of compact, sustainable electric vehicles. From 2018 to the present, Mr. Walker has served as a director of Pitcairn Company and as the Chair of its Compensation Committee. From 2013 to 2014, Mr. Walker served as chairman of the board of directors of BridgeStreet Worldwide, Inc., a global provider of extended corporate housing. From 2016 to 2018, Mr. Walker served as chairman of the board of directors of Last Call Operating Companies, an owner of various national restaurants. From 2013 to 2020, Mr. Walker served as chairman of the board of trustees of National Philanthropic Trust, a public charity. From 2018 to 2020, Mr. Walker served as Vice President of the Board of Education of the City of Philadelphia. Mr. Walker has also served on the board of directors for numerous other companies and foundations including Seaborne Airlines, Inc., Green Flash Brewery, Inc., and Eagleville Hospital and Foundation. Mr. Walker has a J.D. from Catholic University (Washington, DC) and a Bachelor of Arts from Loyola University (New Orleans). He is an attorney licensed by the State Bar of

Georgia. He is a member of the State Bar Association of Georgia, American Bar Association, American Bankruptcy Institute and Turnaround Management Association. Mr. Walker was chosen as a director of the Company because of his extensive board experience.

Executive Officers

Below is a list of the names, ages as of April 1, 2024, positions, and a brief account of the business experience of the individuals who serve as our executive officers.

Name	Age	Position
Fady Boctor, MBA	46	President and Chief Commercial Officer
Mitchell Arnold, MBA	60	Vice President of Finance and Chief Accounting Officer

Executive Officer Biographies

The principal occupation and business experience for at least the past five years for our executive officers is as follows:

Fady Boctor, M.B.A. — Mr. Boctor has served as President and Chief Commercial Officer of Petros since 2020. Mr. Boctor has over 20 years of experience in the pharmaceutical industry, across a wide array of functions including brand and portfolio marketing, sales channel optimization, product portfolio strategy development and new product launches. Mr. Boctor has driven significant revenue growth for mainstream men's health product lines, rare/orphan disease therapeutics, and substance abuse rescue modalities. Mr. Boctor previously served as Vice President of Marketing at Metuchen Pharmaceuticals, a position he held since March 2019. From May 2017 to March 2019, Mr. Boctor served as Director of Marketing for Adapt Pharma, Inc. Prior to joining Adapt Pharma, Inc., Mr. Boctor held various roles at Endo International plc from Mar 2010 to May 2017, most recently holding the position of Senior Brand/Marketing Manager. Mr. Boctor holds a B.A. in International Relations from Hamline University, a Masters in Diplomacy from Norwich University and an M.B.A. from the University of Manchester Business School.

Mitchell Arnold, M.B.A. — Mitchell Arnold has served as the Vice President of Finance and Chief Accounting Officer of Petros since 2021. Mr. Arnold has served as Vice President of Finance of the Company since 2019. Mr. Arnold brings to the Company over 30 years of experience in organizational leadership in finance and accounting roles at both public and private companies, where he was successful in improving financial performance, cash flows, accounting processes, SOX compliance and ERP systems. Prior to joining the Company, from 2011 to 2018, Mr. Arnold served as Vice President of Financial Accounting at Akrimax Pharmaceuticals, LLC where he provided strategic guidance of accounting and finance, treasury management, risk management and insurance, information technology and facilities management. Mr. Arnold holds a Master of Business Administration degree in Finance from Temple University and a Bachelor of Science degree in Accounting from Pennsylvania State University.

There is no arrangement or understanding between any of the directors or officers identified above and any other person pursuant to which he was selected as a director or officer. None of the directors or officers identified above is, or has been, a participant in any transaction involving the Company, and is not a participant in any proposed transaction with the Company, in each case, required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as described in the "Certain Relationships and Related Transactions, and Director Independence" section below.

Director Independence

Our Board has reviewed the materiality of any relationship that each of our Directors and Director nominees has with Petros, either directly or indirectly. Based upon this review, our Board has determined that the following Directors and Director nominees are "independent directors" as defined by The Nasdaq Stock Market:

Joshua N. Silverman
Bruce T. Bernstein
Gregory Bradley
Wayne R. Walker

Board Committees

Our Board has established three committees, each of which is composed solely of independent directors:

- The Audit Committee consists of Mr. Bernstein, as Chairman, Mr. Silverman and Mr. Walker.

- The Compensation Committee consists of Mr. Silverman, as Chairman, Mr. Bernstein and Mr. Walker.

- The Nominating and Corporate Governance Committee consists of Mr. Walker, as Chairman, Mr. Bernstein and Mr. Bradley.

Each of the committees has a written charter adopted by the Board; a current copy of each such charter is available in the "Investors & Press" section on our website, *https://investors.petrospharma.com*

Audit Committee

Our Audit Committee provides oversight of our accounting and financial reporting process, the audit of our consolidated financial statements and our internal control function. Among other matters, the Audit Committee is responsible for the following:

- appointment, compensation, and oversight the independent auditor's services to the Company;

- reviewing the scope of the annual audit and non-audit services of the independent auditor and reviewing and discussing with management and the independent auditor the results of the annual audit and the review of our quarterly consolidated financial statements, including the disclosures in our annual and quarterly reports filed with the SEC;

- evaluating the independence of the independent auditors;

- evaluating and discussing with management the adequacy and effectiveness of the Company's accounting and internal control policies and procedures;

- reviewing our risk assessment and risk management processes; and

- establishing procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters.

All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Mr. Bernstein is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. All of the members of our Audit Committee are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq.

Compensation Committee

The Compensation Committee, among other things, (i) oversees the Company's compensation plans and practices with respect to the Company's executive officers and directors, (ii) evaluates the performance of the executive officers of the Company, and (iii) administers the Company's stock and incentive compensation plans and recommends changes in such plans to the Board as needed.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in, among other things, (i) identifies individuals qualified to become members of the Board with the goal of ensuring that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds, (ii) recommends that the Board select director nominees for election to the Board at the next annual meeting of stockholders or to fill any vacancy that occurs on the Board or any Board Committee, (iii) reviews management development and succession plans for the executive officers and their direct reports, (iv) oversees the annual self-evaluations of the Board, (v) develops and maintains the Company's corporate governance policies and practices, including identifying best practices, and (vi) reviews and reassesses the Nominating and Corporate Governance Committee charter.

The Nominating and Corporate Governance Committee has adopted a formal policy regarding stockholder recommendations of director nominees, available in the "Investors & Press" section on our website, *https://IRdirect.net/PTPI*. The Nominating and Corporate Governance Committee considers any timely submitted and qualified director candidates recommended by any security holder entitled to vote in an election of Directors. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee must do so by delivering a written recommendation to the Nominating and Corporation Governance Committee c/o Petros Pharmaceuticals, Inc., 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The submission mush set forth: (1) the name and address of the stockholder on whose behalf the submission is made; (2) the number and class of shares of the Company that are owned beneficially by such stockholder as of the date of the submission; (3) the name and address of the proposed candidate; and (4) the resume of the proposed candidate.

Pursuant to our by-laws, nominations of persons for election to the Board at an annual meeting or at any special meeting of stockholders for the purpose of electing directors may be made by or at the direction of the Board, by any nominating committee or person appointed for such purpose by the Board, or by any stockholder of record entitled to vote for the election of directors at the meeting who complies with the following notice procedures. Such nominations, other than those made by, or at the direction of, or under the authority of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Company by a stockholder of record at such time. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than 90 nor more than 120 days prior to the one-year anniversary of the date of the annual meeting of the previous year; *provided, however*, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received no earlier than 120 days prior to such annual meeting and not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders for the purpose of electing directors, not earlier than 120 days prior to such special meeting and not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Such stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Company, if any, which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act or other applicable law; and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the Company which are beneficially owned by the stockholder. The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and the defective nomination will be disregarded.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of our employees, officers and directors (including our principal executive officer and principal financial officer and principal accounting officer). Our Code of Ethics is available to security holders in the "Investors & Press" section on our website, *https://IRdirect.net/PTPI*. We intend to disclose any amendments to, or waivers from, our Code of Ethics at the same website address provided above.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any of the following events during the past ten years:

- any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

- any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

- being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

- being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships among our directors or executive officers.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and each person who owns more than ten percent of a registered class of our equity securities (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and our other equity securities. Reporting Persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2023 and written representations that no other reports were required, the Company believes that each person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than ten percent of the Company's common stock complied with all Section 16(a) filing requirements during such fiscal year with the following exceptions: each of Mr. Bernstein, Mr. Bradley, Mr. Silverman and Mr. Walker, filed a Form 4 late on January 25, 2024, disclosing each such person's acquisition of restricted stock units on January 20, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The Board is responsible for evaluating and approving the compensation of executive officers. The major elements of Petros' compensation program include:

- base salary;

- cash bonus incentive opportunities tied to Petros' performance and certain employment agreements;

- retirement benefits through a qualified defined contribution scheme (such as a 401(k) plan in the United States); and

- other benefit programs generally available to all U.S. and non-U.S. employees that are customary and appropriate for the country in which the employee is operating.

Petros' compensation objectives.

	Description	Performance/ Job Considerations	Primary Objectives
Base Salary	Fixed cash amount.	Increases based upon individual performance against goals, objectives and job criteria such as executive qualifications, responsibilities, role criticality, potential and market value.	Recruit qualified executives or personnel. Retention of personnel.
Cash Incentive Opportunity	Short-term incentive, annual bonus opportunities.	Amount of actual payment based on achievement of corporate financial goals, key strategic and operating objectives.	Promote achievement of short-term financial goals and strategic and operating objectives.
Retirement and Welfare Benefits	401(k) plan, health and insurance benefits.	None, benefits offered to broad workforce.	Recruit qualified employees.

Petros provides base salary based on the executive officers' individual responsibilities and performance. Petros offers bonus opportunities to certain executive officers and employees based primarily on company performance. See "Employment Agreements" below. Petros' compensation decisions and salary adjustments are generally evaluated on a calendar year basis.

On November 28, 2023, we adopted a Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. A copy of the policy is filed as Exhibit 97.1 to this Annual Report.

Summary Compensation Table

The following table shows compensation awarded to, paid to or earned by, (1) Petros' principal executive officer, (2) Petros' most highly compensated executive officer other than the principal executive officer and (3) up to two individuals who would have qualified as one of Petros' two most highly compensated executive officers other than the principal executive officer but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year; during the fiscal years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Fady Boctor	2023	350,000	280,000	70,000	123,125	—	51,971	875,096
President and Chief Commercial Officer	2022	350,000	280,000	—	—	—	52,209	682,209
Mitchell Arnold	2023	288,750	115,500	—	22,578	—	61,425	488,253
Vice President of Finance and Chief Accounting Officer	2022	288,750	60,000	—	—	—	58,264	407,014

(1) Mr. Boctor received a stock award with the number of shares of common stock equal to an aggregate value of $70,000 as of December 21, 2023.

(2) For awards of stock options, the aggregate grant date fair value is computed based on the Black-Scholes option pricing model using the fair value of the underlying shares at the measurement date.

(3) Amounts in this column reflect 401(k) contributions and insurance premiums (life, long term disability, short term disability, health, dental, and vision). For 2023, this represents: for Mr. Boctor, $6,584 for contributions under Metuchen's 401(k) plan and $45,387 of insurance premiums; and for Mr. Arnold, $9,900 for contributions under Metuchen's 401(k) plan and $51,525 of insurance premiums. For 2022, this represents: for Mr. Boctor, $11,911 for contributions under Metuchen's 401(k) plan and $40,298 of insurance premiums and for Mr. Arnold, $10,135 for contributions under Metuchen's 401(k) plan and $48,129 of insurance premiums.

Employment Agreements

Fady Boctor

On January 24, 2019, the Company provided an offer letter to Mr. Boctor. The offer letter provided for Mr. Boctor's at-will employment and set forth his initial base salary as $250,000 per annum ($208,333 was paid pro-rata based on his start date of March 1, 2019), a signing bonus of $50,000, eligibility for an annual bonus with a target of 36% of his base salary and additional incentive bonuses, and eligibility to participate in the Company's benefit plans generally. Mr. Boctor is subject to the Company's standard confidentiality, non-competition and invention assignment agreement.

On December 11, 2020, and in connection with the commencement of Mr. Fady Boctor's employment as the President and Chief Commercial Officer of Petros, the Company and Mr. Boctor entered into a Bonus Agreement (the "Bonus Agreement"), pursuant to which Petros agreed to award Mr. Boctor a bonus in the amount of $125,000 payable on December 15, 2020. The Bonus Agreement provides that in the event that

Mr. Boctor is not employed by Petros on June 11, 2022, he shall be obligated to repay such amount to Petros, unless his employment was terminated by Petros without "Cause" or by Mr. Boctor for "Good Reason" as such terms are defined in the Bonus Agreement.

Effective as of February 19, 2021, the Company entered into an employment offer letter (the "Employment Offer Letter") with Mr. Boctor, pursuant to which, Mr. Boctor will serve in an "at-will" capacity, at an initial base salary of $350,000 per annum. Mr. Boctor received a signing bonus in the amount of $250,000 (the "Signing Bonus"), payable in two equal installments of $125,000 each, the first of which was paid to Mr. Boctor in December 2020, and the second will be paid to Mr. Boctor as soon as practicable following May 1, 2021, provided that Mr. Boctor remains employed with the Company on such date. The Employment Offer Letter provides that in the event that Mr. Boctor does not remain employed by Petros on May 1, 2022, he shall be obligated to repay to Petros the Signing Bonus, unless his employment was terminated by Petros without "Cause" or by Mr. Boctor for "Good Reason" as such terms are defined in the Employment Offer Letter. Additionally, commencing in calendar year 2021, Mr. Boctor will be eligible to earn an annual cash bonus (the "Annual Bonus") in respect of each calendar year that ends during the term of his employment, to be earned based on the achievement of performance objectives determined in the discretion of the Compensation Committee. Each Annual Bonus will be targeted at 100% of Mr. Boctor's then-base salary. Mr. Boctor will be entitled to participate in all employee benefit plans, policies, programs or privileges made available to similarly situated employees of Petros. The Employment Offer Letter contains customary restrictive covenants and confidentiality obligations and provides that Mr. Boctor will be subject to non-competition and non-solicitation covenants during the term of his employment with Petros and for a period of one-year following Mr. Boctor's separation from the Company under any circumstances.

In consideration of entering into the Employment Offer Letter, Mr. Boctor was granted an option to purchase up to 21,566 shares of the Company's Common Stock, par value $0.0001 per share, at an exercise price of $37.40 per share (the "Options"). The Options vested 50% as of February 19, 2021, the date of grant, and the remainder vested in equal installments on the first and second anniversary thereof.

On December 21, 2023, we approved a one-time grant under our Amended and Restated 2020 Omnibus Incentive Compensation Plan (the "Plan") to Mr. Boctor of: (i) 49,645 shares of our common stock; and (ii) options to purchase up to 109,066 shares of our common stock, with an exercise price of $1.41 per share. On the date of grant, 50% of the options vested, and the remaining options will vest upon the achievement of certain strategic goals during 2023 and 2024, provided that Mr. Boctor remains employed on the applicable vesting date.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2023.

Name		Option awards			
	Vesting Commencement date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option Exercise Price ($)	Option Expiration Date
Fady Boctor	2/19/2021	21,567	—	$37.40	2/19/2031
	12/21/2023	54,533	54,533	$ 1.41	12/21/2033
Mitchell Arnold	5/11/2021	5,000	—	$32.10	5/11/2031
	12/21/2023	20,000	—	$ 1.41	12/21/2033

Accounting and Tax Considerations

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that a public company may deduct as a business expense in any year with respect to such company's chief executive officer, certain other named executive officers, and all "covered employees" as defined by Section 162(m). This deduction limitation did not previously apply to Metuchen as a private company.

The Company's Compensation Committee intends to maximize deductibility of compensation under Section 162(m) to the extent practicable while maintaining a competitive, performance-based compensation program. However, the Company's compensation committee reserves the right to award compensation which it deems to be in the Company's best interest and in the best interest of its stockholders, but which may not be fully tax deductible under Code Section 162(m).

2020 Omnibus Incentive Compensation Plan

The Petros Pharmaceuticals, Inc. 2020 Omnibus Incentive Compensation Plan (as amended and restated, the "2020 Plan") was approved by our stockholders on November 25, 2020 (the "Effective Date"), and amended by the First Amendment on November 17, 2021, the Second Amendment on December 22, 2021, and the Amended and Restated Omnibus Incentive Compensation Plan on December 21, 2022. The 2020 Plan is a successor to the Neurotrope, Inc. 2017 Equity Incentive Plan and the Neurotrope, Inc. 2013 Equity Incentive Plan, amended as of July 23, 2014, and further amended as of November 21, 2016 (collectively, the "Prior Plans").

On December 22, 2021, our stockholders approved the Second Amendment to the 2020 Plan to increase the total number of shares of common stock issuable under the 2020 Plan by 152,166 shares to a total of 260,000 shares of common stock. On September 14, 2023, our stockholders approved the Third Amendment to the 2020 Plan, which then became effective as of August 15, 2023, to increase the total number of shares of common stock issuable under the 2020 Plan by 2,500,000 shares to a total of 2,760,000 shares of common stock.

As of March 26, 2024, we had 2,158,658 shares of common stock available for future issuance under the 2020 Plan.

Purpose and Types of Awards

The purpose of the 2020 Plan is to attract and retain key employees, non-employee directors, consultants, and advisors. The 2020 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights, and other stock-based awards. The 2020 Plan is intended to provide an incentive to participants to contribute to Petros' economic success by aligning the economic interests of participants with those of Petros' stockholders.

Administration

The 2020 Plan is administered by Petros' Compensation Committee. The committee consists of "non-employee directors" as defined under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "independent directors" as determined in accordance with the independence standards established by the stock exchange on which Petros' common stock is at the time primarily traded. The committee determines the terms and conditions applicable to awards under the 2020 Plan, including, without limitation, who will receive awards and the number of shares of common stock subject to awards. The committee may delegate authority under the 2020 Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and the applicable stock exchange rules, the Board, in its discretion, may perform any action of the committee under the 2020 Plan. Subject to compliance with applicable law and applicable stock exchange requirements, the committee (or the Board or a subcommittee, as applicable) may delegate all or part of its authority to Petros' Chief Executive Officer, as it deems appropriate, with respect to awards to employees, consultants, or advisors who are not executive officers or directors under Section 16 of the Exchange Act. The committee, the Board, any subcommittee, or the Chief Executive Officer, as applicable, that has authority with respect to a specific award will be referred to as "the committee" in this description of the 2020 Plan.

Shares Subject to the 2020 Plan

Subject to adjustment, the maximum aggregate number of shares of common stock that may be issued or transferred under the 2020 Plan, as amended, with respect to awards made on and after the Effective Date is 2,760,000 shares. In addition, the number of shares of common stock subject to outstanding awards under the Prior Plans that terminate, expire, or are cancelled, forfeited, exchanged, or surrendered without having been exercised, vested, or paid in shares under the Prior Plans, as applicable, after the Effective Date will be available for issuance under the 2020 Plan.

If any options or stock appreciation rights, including outstanding options granted under the Prior Plans, terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units, or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of Petros' common stock subject to such awards will again be available for purposes of the 2020 Plan. Shares of Petros' common stock that are surrendered in payment of the exercise price of an option (including an option granted under the Prior Plans) or a stock appreciation right will not again be available for issuance under the 2020 Plan. Shares of Petros' common stock that are withheld in satisfaction of the withholding taxes, or surrendered for the payment of taxes, incurred in connection with the issuance, vesting, or exercise of any award (including an option granted under the Prior Plans), or the issuance of Petros' common stock will not be available for issuance under the 2020 Plan. When stock appreciation rights are granted, the full number of shares subject to the stock appreciation rights will be considered issued under the 2020 Plan regardless of the number of shares issued upon exercise of the stock appreciation rights. If Petros repurchases shares of Petros' common stock on the open market with the proceeds from the exercise price Petros receives from options (including options granted under the Prior Plans), the repurchased shares will not be available for issuance under the 2020 Plan. If any awards are paid in cash, and not in shares of Petros' common stock, any shares of Petros' common stock subject to such awards will also be available for future awards. In addition, shares of Petros' common stock issued under awards made pursuant to assumption, substitution, or exchange of previously granted awards of a company that Petros acquires will not reduce the number of shares of Petros' common stock available under the 2020 Plan. Available shares under a stockholder approved plan of an acquired company may be used for awards under the 2020 Plan and will not reduce the share reserve, subject to compliance with the applicable stock exchange requirements and the Code.

The maximum number of shares of Petros' common stock that may be subject to an option, stock appreciation right, stock award, stock unit, or other stock-based awards made to any employee, consultant, or advisor under the 2020 Plan, as interpreted and administered by Petros since the Effective Date, in any calendar year will not exceed 21,567 shares of Petros' common stock in the aggregate, subject to adjustments as described below. The limit for awards that are made to newly hired employees on around their date of hire is two times the limit described in the preceding sentence, subject to any adjustments as described below. The maximum aggregate grant date value of shares of common stock subject to awards made to any non-employee director during any calendar year for services rendered as a non-employee director, including any cash fees earned for services rendered as a non-employee director during the calendar year, will not exceed $750,000 in total value. In determining this dollar limit, the value of awards will be calculated based on the grant date fair market value of the awards for financial reporting purposes.

Adjustments

In connection with stock splits (reverse stock splits), stock dividends, recapitalizations, and certain other events affecting Petros' common stock, the committee will make adjustments as it deems appropriate including, without limitation, in (i) the maximum number of shares of common stock reserved for issuance as awards or for which individuals may receive awards in any year, (ii) the number and kind of shares covered by outstanding awards, (iii) the kind of shares that may be issued or transferred under the 2020 Plan, (iv) the price per share or market value of any outstanding awards, (v) the exercise price of options and the base amount of stock appreciation rights, and (vi) the performance goals or other terms and conditions as the committee deems appropriate. On November 30, 2022, the Company effected a 1-for-10 reverse stock split.

Eligibility

All of Petros' employees and non-employee directors are eligible to receive awards under the 2020 Plan. In addition, Petros' consultants and advisors who render bona fide services for Petros may receive awards under the 2020 Plan if (i) the services rendered are not in connection with the offer and sale of securities in a capital-raising transaction, and (ii) such consultant or advisor does not directly or indirectly promote or maintain a market for Petros' securities. Incentive stock options may be granted only to Petros' employees.

Vesting

The committee determines the vesting and exercisability terms of awards granted under the 2020 Plan. Except in connection with a change in control (in which case, awards will be treated as described below), the committee may generally accelerate the vesting of awards in its discretion, provided such acceleration complies with Sections 409A and 424 of the Code. Dividends and dividend equivalents granted in connection with any awards made under the 2020 Plan will vest and be paid only if and to the extent the underlying awards vest and are paid.

At the committee's discretion, performance objectives for awards may be based on the attainment of specified levels of one or more performance goals established by the committee. If the committee so determines, the vesting of any such award subject to performance objectives may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department, or function within the company or subsidiary in which the participant is employed. Performance objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Performance objectives may include: specified levels of or increases in, a division's or a subsidiary's return on capital, equity, or assets; earnings measures/ratios (on a gross, net, pre-tax, or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes and earnings before interest, taxes, depreciation, and amortization; net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; costs; share price (including but not limited to growth measures and total stockholder return); operating profit; per period or cumulative cash flow (including but not limited to operating cash flow and free cash flow) or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements such as receivable turnover; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation; customer or employee satisfaction; the consummation of one or more acquisitions of a certain size as measured by one or more of the financial criteria listed above; individual objectives; regulatory body approval for commercialization of a product; implementation or completion of critical projects (including, but not limited to, milestones such as clinical trial enrollment targets, commencement of phases of clinical trials and completion of phases of clinical trials); and any combination of the foregoing.

Options

Under the 2020 Plan, the committee will determine the exercise price of the options granted and may grant options to purchase shares of common stock in such amounts as it determines. The committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options, which are not intended to so qualify. Non-qualified stock options may be granted to eligible participants under the 2020 Plan, but incentive stock options may only be granted to employees of Petros or its parent or subsidiaries that are corporations. The exercise price of a stock option granted under the 2020 Plan cannot be less than the fair market value of a share of Petros' common stock on the date the option is granted. If an incentive stock option is granted to a 10% or greater stockholder, the exercise price cannot be less than 110% of the fair market value of a share of Petros' common stock on the date the option is granted. The aggregate number of shares of common stock that may be issued or transferred under the 2020 Plan, as interpreted and administered by Petros since the Effective Date, pursuant to incentive stock options under Section 422 of the Code granted on and after the Effective Date may not exceed 2,760,000 shares of common stock. The fair market value of Petros' common stock is generally equal to the closing price for the common stock on the date the option is granted (or if there was no closing price on that date, on the last preceding date on which a closing price was reported). If the fair market value (determined as of the date of grant) of the shares with respect to which a participant's incentive stock options are exercisable for the first time during any year, whether granted under the 2020 Plan or any Prior Plans, exceeds $100,000, then incentive stock options for the shares over the $100,000 threshold will be treated as nonqualified stock options, rather incentive stock options.

The exercise price for any option is generally payable in cash or check. In certain circumstances as permitted by the committee, the exercise price may be paid by (i) the surrender of shares of Petros' common stock with an aggregate fair market value on the date the option is exercised that is at least equal to the exercise price, (ii) payment through a broker in accordance with procedures established by the Federal Reserve Board, (iii) withholding shares of common stock subject to the exercisable option which have a fair market value on the date of exercise equal to the aggregate exercise price, (iv) or such other method as the committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10% or greater stockholder, the term cannot exceed five years from the date of grant. In the event that on the last day of the term of a non-qualified stock option, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of Petros' common stock under Petros' insider trading policy, the term of the non-qualified option will be extended for a period of 30 days following the end of the legal prohibition, unless the committee determines otherwise.

Except as provided in the award agreement, an option may only be exercised while a participant is employed by or providing service to Petros. The committee will determine in the award agreement under what circumstances and during what time periods a participant may exercise an option after termination of employment.

Stock Appreciation Rights

Under the 2020 Plan, the committee may grant stock appreciation rights to eligible participants separately or in tandem with any options. Stock appreciation rights granted with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. Stock appreciation rights granted with an incentive stock option may be granted only at the time of the grant of the incentive stock option. The committee will establish the base amount of the stock appreciation right at the time the stock appreciation right is granted, which will be equal to or greater than the fair market value of a share of Petros' common stock as of the date of grant.

If a stock appreciation right is granted in tandem with an option, the number of stock appreciation rights that are exercisable during a specified period will not exceed the number of shares of Petros' common stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related stock appreciation rights will terminate, and upon the exercise of a stock appreciation right, the related option will terminate, to the extent of an equal number of shares of Petros' common stock. Generally, stock appreciation rights may only be exercised while the participant is employed by, or providing services to, Petros unless otherwise specified by the committee. When a participant exercises a stock appreciation right, the participant will receive the excess of the fair market value of the underlying common stock over the base amount of the stock appreciation right. The appreciation of a stock appreciation right will be paid in shares of Petros' common stock, cash, or both.

The term of a stock appreciation right cannot exceed ten years from the date of grant. In the event that on the last day of the term of a stock appreciation right, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of Petros' common stock under Petros' insider trading policy, the term of the stock appreciation right will be extended for a period of 30 days following the end of the legal prohibition, unless the committee determines otherwise.

Stock Awards

Under the 2020 Plan, the committee may grant stock awards to eligible participants. A stock award is an award of Petros' common stock that may be subject to restrictions as the committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments, or otherwise, as the committee may determine. Except to the extent restricted under the award agreement relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares; provided, however, that dividends with respect to stock awards shall vest and be paid if and to the extent that the underlying stock award vests and is paid. All unvested stock awards are forfeited if the participant's employment or service is terminated for any reason, unless the committee determines otherwise.

Stock Units

Under the 2020 Plan, the committee may grant restricted stock units to eligible participants. Restricted stock units are phantom units that represent shares of Petros' common stock. Restricted stock units become payable on terms and conditions determined by the committee and will be payable in cash or shares of Petros' stock as determined by the committee. All unvested restricted stock units are forfeited if the participant's employment or service is terminated for any reason, unless the committee determines otherwise.

Other Stock-Based Awards

Under the 2020 Plan, the committee may grant other types of awards that are based on or measured by shares of Petros' common stock to eligible participants. The committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of Petros' common stock, or a combination of the two.

Dividend Equivalents

Under the 2020 Plan, the committee may grant dividend equivalents in connection with awards of stock units or other stock-based awards made under the 2020 Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying an award while the award is outstanding. Dividend equivalents may be paid in cash, in shares of Petros' common stock, or in a combination of the two. The committee will determine the terms and conditions of the dividend equivalent awards, including whether the awards are payable upon the achievement of specific performance goals; provided, however, that dividend equivalents shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid. For the avoidance of doubt, no dividends or dividend equivalents will be granted with respect to stock options or stock appreciation rights.

Change in Control

If Petros experiences a "change in control" (as defined in the 2020 Plan, which definition is generally described below) where Petros is not the surviving corporation (or survive only as a subsidiary of another corporation), all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). In the event that the surviving corporation (or a parent or subsidiary of the surviving corporation) does not assume or replace awards with grants that have comparable terms, unless otherwise provided in an award agreement, outstanding options and stock appreciation rights will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, other stock-based awards and dividend equivalents immediately lapse, provided that if the vesting of any such awards is based, in whole or in part, on performance, such awards shall vest based on the greater of (i) actual performance as of the change in control, or (ii) target performance, pro-rated based on the period elapsed between the beginning of the applicable performance period and the date of the change in control. At the committee's discretion, if awards are assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation) and a participant incurs an involuntary termination of employment or service on or after a change in control, the participant's outstanding awards may become vested, in whole or in part, as of the date of termination; provided that if the vesting of any such award is based, in whole or in part, on performance, such awards shall vest only based on the greater of (i) actual performance as of the change in control, or (ii) target performance, pro-rated based on the period elapsed between the beginning of the applicable performance period and the date of the termination.

If there is a change in control and any outstanding awards are not assumed by, or replaced with awards that have comparable terms by, the surviving corporation, the committee may take any of the following action without the consent of any participant:

- pay participants, in an amount and form determined by the committee, in settlement of outstanding stock units, other stock-based awards, or dividend equivalents;

- require that participants surrender their outstanding stock options, stock appreciation rights, or any other exercisable award, in exchange for a payment by Petros, in cash or shares of Petros' common stock, equal to the difference between the exercise price and the fair market value of the underlying shares of common stock; provided, however, if the per share fair market value of the common stock does not exceed the per share stock option exercise price or stock appreciation right base amount, as applicable, Petros will not be required to make any payment to the participant upon surrender of the stock option or stock appreciation right; or

- after giving participants an opportunity to exercise all of their outstanding stock options and stock appreciation rights, terminate any unexercised stock options and stock appreciation rights on the date determined by the committee.

In general terms, a "change in control" under the 2020 Plan includes:

- the acquisition, directly or indirectly, by a person of more than 50% of the combined voting power of Petros' voting securities entitled to vote generally in the election of directors; provided, however, that the following acquisitions of voting securities shall not constitute a change in control: (a) any acquisition by or from Petros or any of its subsidiaries, or by any employee benefit plan (or related trust) sponsored or maintained by Petros or any of its subsidiaries, (b) any acquisition by any underwriter in any firm commitment underwriting of securities to be issued by Petros, or (c) any acquisition by any corporation (or other entity) if, immediately following such acquisition, 50% or more of the then outstanding shares of common stock (or other equity unit) of such corporation (or other entity) and the combined voting power of the then outstanding voting securities of such corporation (or other entity), are beneficially owned, directly or indirectly, by all or substantially all of the individuals or entities who, immediately prior to such acquisition, were the beneficial owners of Petros' then outstanding shares of common stock and the voting securities in substantially the same proportions, respectively, as their ownership immediately prior to the acquisition of Petros' stock and voting securities;

- the consummation of the sale or other disposition of all or substantially all of Petros' assets, other than to a wholly-owned subsidiary or to a holding company of which Petros is a direct or indirect wholly owned subsidiary prior to such transaction;

- the consummation of a reorganization, merger or consolidation of Petros, other than a reorganization, merger or consolidation which would result in Petros' voting securities outstanding immediately prior to the transaction continuing to represent (whether by remaining outstanding or by being converted to voting securities of the surviving entity) 65% or more of the voting securities or the voting power of the voting securities of such surviving entity outstanding immediately after such transaction;

- the consummation of a plan for Petros' complete liquidation; or

- the following individuals cease for any reason to constitute a majority of the Board: individuals who, as of the Effective Date, constituted the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation relating to the election of Petros' directors) whose appointment or election by the Board or nomination for election by Petros' stockholders was approved and recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended.

Notwithstanding the above, in the case of an award under the 2020 Plan is subject to Section 409A of the Code, only an event which constitutes a "change in control event" as defined under Section 409A of the Code shall constitute a change in ownership or effective control for purposes of the payment provisions under the 2020 Plan.

Deferrals

The committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with an award under the 2020 Plan. The committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All awards under the 2020 Plan are subject to applicable U.S. federal (including Federal Insurance Contribution Act ("FICA")), state and local, foreign, or other tax withholding requirements. Petros may require participants or other persons receiving awards or exercising awards to pay an amount sufficient to satisfy such tax withholding requirements with respect to such awards, or Petros may deduct from other wages and compensation paid by Petros the amount of any withholding taxes due with respect to such award.

The committee may permit or require that Petros' tax withholding obligation with respect to awards paid in Petros' common stock will be paid by having shares withheld up to an amount that does not exceed the participant's applicable withholding tax rate for U.S. federal (including FICA), state and local, foreign, or other tax liabilities. In addition, the committee may, in its discretion, and subject to such rules as the committee may adopt, allow participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular award.

Transferability

Except as permitted by the committee with respect to non-qualified stock options, only a participant may exercise rights under an award during the participant's lifetime. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. A participant cannot transfer those rights except (i) by will or by the laws of descent and distribution, or (ii) with respect to awards other than incentive stock options, pursuant to a domestic relations order. The committee may provide in an award agreement that a participant may transfer non-qualified stock options to (x) family members, or (y) one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws; provided, the participant receives no consideration for the transfer and the transferred options continue to be subject to the same terms and conditions as were applicable immediately before the transfer.

Amendment; Termination

The Board may amend or terminate the 2020 Plan at any time, except that Petros' stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by the Board or extended with stockholder approval, the 2020 Plan will terminate on the day immediately preceding the tenth anniversary of the Effective Date.

Stockholder approval is required to (i) amend the terms of outstanding options or stock appreciation rights to reduce the exercise price or base price of options or stock appreciation rights, respectively, (ii) cancel outstanding options or stock appreciation rights in exchange for options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original options or stock appreciation rights, or (iii) cancel outstanding options or stock appreciation rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities. However, such stockholder approval is not required in connection with certain corporate transactions or other actions with respect to Petros' securities, such as a stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of Petros' common stock.

Establishment of Sub-Plans

The Board may, from time to time, establish one or more sub-plans under the 2020 Plan to satisfy applicable blue sky, securities, or tax laws of various jurisdictions. The Board may establish such sub-plans by adopting supplements to the 2020 Plan setting forth limitations on the committee's discretion and such additional terms and conditions not otherwise inconsistent with the 2020 Plan as the Board will deem necessary or desirable. All such supplements will be deemed part of the 2020 Plan, but each supplement will only apply to participants within the affected jurisdiction.

Clawback

Subject to applicable law, the committee may provide in any award agreement that if a participant breaches any restrictive covenant agreement between the participant and Petros, or otherwise engages in activities that constitute cause either while employed by, or providing services to, Petros or within the applicable period of time thereafter, all awards held by the participant will terminate, and Petros may rescind any exercise of an option or stock appreciation right and the vesting of any other award and delivery of shares upon such exercise or vesting, as applicable on such terms as the committee will determine, including the right to require that in the event of any rescission:

- the participant must return the shares received upon the exercise of any option or stock appreciation right or the vesting and payment of any other awards; or

- if the participant no longer owns the shares, the participant must pay to Petros the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

All awards are also subject to any applicable clawback or recoupment policy, share trading policy, and other policies that the Board may adopt and amend from time to time. Payment by the participant will be made in such manner and on such terms and conditions as may be required by the committee. Petros will be entitled to set off against the amount of any such payment any amounts that Petros otherwise owes to the participant.

Employment Benefits Plans

Petros 401(k) Plan

Petros has a defined contribution retirement plan in which all employees are eligible to participate. This plan is intended to qualify under Section 401(k) of the Code so that contributions by employees and by Petros to the plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by Petros when made. Petros currently provides contributions under this plan of up to six percent (6%) of an employee's compensation, subject to statutory limits.

Participants may elect a salary deferral up to the statutorily prescribed annual limit for tax-deferred contributions and Metuchen may make contributions up to six percent (6%) of the participant's compensation, subject to certain statutory limits.

Petros also contributes to medical, disability and other standard insurance plans for its employees.

Director Compensation Program

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)[1]	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
John D. Shulman[2]	—	—	—	—	—	—	—
Joshua N. Silverman	233,333	—	75,965	—	—	—	309,298
Bruce T. Bernstein	72,000	—	75,965	—	—	—	147,965
Gregory Bradley	72,000	—	75,965	—	—	—	147,965
Wayne R. Walker	72,000	—	75,965	—	—	—	147,965

(1) Based upon the number of options issued times Black — Scholes value.

(2) As of December 31, 2023, Mr. Shulman had outstanding options representing the right to purchase 5,000 shares of the company's common stock.

For each fiscal year, each non-employee director, other than the Chairman and Vice Chairman, will receive an annual cash retainer in the amount of $60,000, and the Vice Chairman will receive an annual cash retainer in the amount of $200,000 per year.

On April 10, 2023, the Company granted to each non-employee director options to purchase up to 39,000 shares of Common Stock with an exercise price of $0.99 per share. These options have an expiration date of

April 10, 2033, and will vest on April 10, 2024, provided that the holder has continued to provide services to the Company through the vesting date.

On December 21, 2023, the Company granted to each non-employee director options to purchase up to 40,000 shares of Common Stock with an exercise price of $1.41 per share. These options have an expiration date of December 21, 2033, and will vest on April 10, 2024, provided that the holder has continued to provide services to the Company through the vesting date.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth additional information, as of December 31, 2023, about our common stock that may be issued upon the exercise of options and other rights under the 2020 Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	509,133	$4.75	2,158,658
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	509,133	$4.75	2,158,658

N/A – Not applicable

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding beneficial ownership of our common stock as of March 26, 2024 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our named executive officers and directors; and (iii) by all of our executive officers and directors as a group. Unless otherwise indicated in the following table, the address for each person named in the table is: 1185 Avenue of the Americas, New York, NY 10036.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
5% Stockholders		
Juggernaut Capital Partners III GP, Ltd.[3]	789,969	11.13%
Alto Opportunity Master Fund, SPC-Segregated Master Portfolio B[4]	725,344	9.99%
Named Executive Officers and Directors		
Bruce T. Bernstein[5]	92,347	1.33%
Gregory Bradley[6]	92,315	1.33%
John D. Shulman[7]	789,969	11.13%
Joshua N. Silverman[8]	95,238	1.37%
Wayne R. Walker[9]	92,315	1.33%
Fady Boctor[10]	125,745	1.81%
Mitchell Arnold[11]	25,117	*
All directors and executive officers as a group	1,313,046	17.43%

_____

*   Less than one percent.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares set forth in the above table.

(2)   A total of 6,875,814 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of March 26, 2024.

(3)   Based solely on the Schedule 13D/A filed jointly with the SEC on February 28, 2022, by JCP III SM AIV, L.P. ("JCP III AIV"), METP Holdings, LLC ("METP"), Juggernaut Partners III GP, L.P. ("JCP III GP"), Juggernaut Partners III GP, Ltd. ("JCP III GP Ltd"), and John Shulman. The shares of common stock are directly held by JCP III AIV and METP. The shares of common stock directly held by JCP III AIV and METP are also indirectly beneficially owned by: JCP III GP, the sole general partner of JCP III AIV and METP; JCP III GP Ltd, the sole general partner of JCP III GP; and John Shulman, the sole director of JCP III GP Ltd (JCP III GP, JCP III GP Ltd and Mr. Shulman, together the "Indirect JCP Reporting Persons"). Mr. Shulman is also a Director of Petros. The address of each of the parties herein is 5301 Wisconsin Avenue NW, Suite 570, Washington, DC 20015. Each of the Indirect JCP Reporting Persons disclaims beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the common stock held directly by JCP III AIV in which the Indirect Reporting Persons have no pecuniary interest. Amount consists of (1) 568,990 shares of common stock held by JCP III AIV, (2) 1,365 shares of common stock held by METP, (3) 214,614 shares underlying warrants held by JCP III AIV that were exercisable as of March 26, 2024, or will be exercisable within 60 days thereafter, and (4) 5,000 shares underlying stock options held by Mr. Shulman that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(4)   Based on the Schedule 13G/A filed jointly with the SEC on February 14, 2024, by Ayrton Capital LLC ("Ayrton"), Alto Opportunity Master Fund, SPC — Segregated Master Portfolio B ("Alto"), and Waqas Khatri, and on information available to the Company. Represents (i) warrants to purchase up to 444,444 shares of Common Stock exercisable within 60 days of the Record Date and (ii) 280,900 shares of common stock issuable upon the conversion of shares of Series A Preferred Stock held by Alto. Alto holds additional shares of Series A Preferred Stock not exercisable or convertible within 60 days of March 26, 2024, due to certain beneficial ownership limitations. Ayrton, the investment manager to Alto, has discretionary authority to vote and dispose of the shares held by Alto and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton, may also be deemed to have investment discretion and voting power over the shares held by Alto. Alto and Mr. Khatri each disclaim any beneficial ownership of these shares. The address of Ayrton Capital LLC is 55 Post Rd West, 2nd Floor, Westport, CT 06880.

(5)   Amount consist of (1) 8,347 shares of common stock and (2) 84,000 shares underlying stock options held by Mr. Bernstein that were vested as of March 26, 2024, or will vest within 60 days thereafter that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(6)   Amount consists of (1) 8,315 shares of common stock and (2) 84,000 shares underlying stock options held by Mr. Bradley that were vested as of March 26, 2024, or will vest within 60 days thereafter that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(7)   John Shulman is the sole shareholder and director of JCP III GP Ltd. Refer to note 3 for further information. Mr. Shulman's address is 5301 Wisconsin Avenue NW, Suite 570, Washington, DC 20015.

(8)   Amount consist of (1) 11,238 shares of common stock and (2) 84,000 shares underlying stock options held by Mr. Silverman that were vested as of March 26, 2024, or will vest within 60 days thereafter that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(9)   Amount consists of (1) 8,315 shares of common stock and (2) 84,000 shares underlying stock options held by Mr. Walker that were vested as of March 26, 2024, or will vest within 60 days thereafter that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(10) Amount consists of (1) 49,645 shares of common stock and (2) 76,100 shares underlying stock options held by Mr. Boctor that were vested as of March 26, 2024, or will vest within 60 days thereafter.

(11) Amount consists of (1) 117 shares of common stock and (2) 25,000 shares underlying stock options held by Mr. Arnold that were vested as of March 26, 2024, or will vest within 60 days thereafter.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

SEC rules require us to disclose any transaction or currently proposed transaction in which we are a participant and in which any related person has or will have a direct or indirect material interest involving an amount that exceeds the lesser of $120,000 or one percent (1%) of the average of the Company's total assets as of the end of last two completed fiscal years. A related person is any executive officer, director, nominee for director, or holder of 5% or more of the Company's common stock, or an immediate family member of any of those persons.

In connection with the Private Placement, we issued to Alto Opportunity Master Fund, SPC — Segregated Master Portfolio B ("Alto") 1,000 shares of our Series A Preferred Stock and Warrants to purchase up to 444,444 shares of common stock, which beneficially owns more than 5% of our voting securities, for aggregate gross proceeds of $1 million. For more information about the Private Placement, our Series A Preferred Stock, and the Warrants, see the section titled "*MD&A — Liquidity and Capital Resources — July 2023 Private Placement*."

Relationship with Juggernaut Partners III GP, L.P.

JCP III AIV and METP hold 8.3% of the issued and outstanding shares of common stock of the Company, collectively. JCP III GP is the sole general partner of JCP III AIV, METP and Juggernaut Capital Partners III, L.P ("JCP III"). JCP III GP Ltd is the sole general partner of JCP III GP. John D. Shulman is the sole director of JCP III GP Ltd. Mr. Shulman is also a Director of Petros.

On November 28, 2023, the Board approved a payment to JCP III AIV of $125,000 in recognition of various management and advisory services previously provided to the Company by JCP III AIV.

Director Independence

See "Directors, Executive Officers and Corporate Governance — Director Independence" and "Directors, Executive Officers and Corporate Governance — Board Committees" above.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm

On January 8, 2024, the Audit Committee dismissed EisnerAmper, LLP (Auditor ID #274) ("EA") as the Company's independent registered public accounting firm. The Audit Committee, effective as of January 8, 2024, appointed Marcum LLP (Auditor ID #688) ("Marcum") as the Company's independent registered public accounting firm for the Company's fiscal year ended December 31, 2023.

Audit and Non-Audit Fees

The Company engaged EA as its independent auditors from December 2, 2020, to January 8, 2024. The Company engaged Marcum from January 8, 2024, to present. The following table presents fees for professional audit services rendered by EA for the review of (1) the Company's quarterly interim financial statements for the periods ended March 31, 2022, June 30, 2022, and September 30, 2022 and financial statement for the year ended December 31, 2022, and (2) the Company's quarterly interim financial statements for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023, and consent-related fees, as well as fees for professional services rendered by Marcum for the audit of the Company's financial statement for the year ended December 31, 2023. Fees for year ended December 31, 2023, consisted of payments to EA and Marcum of $268,275 and $250,000, respectively.

	2023	2022
Audit fees:[1]	$497,800	$267,750
Audit related fees:[2]	—	—
Tax fees:[3]	20,475	13,125
All other fees	—	—
Total	$518,275	$280,875

---

(1) Audit fees for 2023 and 2022 relate to professional services provided in connection with the audit of our consolidated financial statements, the reviews of our quarterly condensed consolidated financial statements, and services provided in connection with filing registration statements on Form S-3 in 2023 and Form S-1 and Form S-8 in 2022.

(2) There were no audit related or other fees.

(3) Tax fees related to tax compliance work.

The percentage of services set forth above in the category audit related fees, that were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i)(C) (relating to the approval of a de minimis amount of non-audit services after the fact but before completion of the audit), was 100%.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Public Accountant

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to engagement of an independent registered public accounting firm for the next year's audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

1. Audit services include audit work performed in the preparation of consolidated financial statements, as well as work that generally only an independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

2. Audit-Related services are for assurance and related services that are traditionally performed by an independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. Tax services include all services performed by an independent registered public accounting firm's tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

4. Other Fees are those associated with services not captured in the other categories. The Company generally does not request such services from our independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted, and the Audit Committee requires our independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage our independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging our independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The documents listed below are filed as part of this Form 10-K:

(a)(2) Consolidated Financial Statement Schedules:

Schedules not filed are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits:

Exhibit No.	Description
2.1∞	Agreement and Plan of Merger and Reorganization, dated as of May 17, 2020, by and among Petros Pharmaceuticals, Inc., Neurotrope, Inc., PM Merger Sub 1, LLC, PN Merger Sub 2, Inc. and Metuchen Pharmaceuticals LLC (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 filed on October 28, 2020).
2.2	First Amendment to Agreement and Plan of Merger, dated as of July 23, 2020, by and between Petros Pharmaceuticals, Inc., PM Merger Sub 1, LLC, PN Merger Sub 2, Inc., Neurotrope, Inc. and Metuchen Pharmaceuticals LLC (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4 filed on October 28, 2020).
2.3	Second Amendment to Agreement and Plan of Merger, dated as of September 30, 2020, by and between Petros Pharmaceuticals, Inc., PM Merger Sub 1, LLC, PN Merger Sub 2, Inc., Neurotrope, Inc. and Metuchen Pharmaceuticals LLC (incorporated by reference to Exhibit 2.3 to the Company's Registration Statement on Form S-4 filed on October 28, 2020).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 2, 2020).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Petros Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 30, 2022).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Petros Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 15, 2023).
3.4	Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 13, 2023).
3.5	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 2, 2023).
3.6	Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 2, 2020).
3.7	Amendment to the Amended and Restated By-laws of Petros Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 15, 2023).
4.1	Specimen Stock Certificate evidencing shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 filed on October 28, 2020).
4.4*	Description of Capital Stock.
4.5	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 15, 2021).
4.6	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 1, 2021).
4.7	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2021).
4.8	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2023).
10.5	Registration Rights Agreement, dated as of December 1, 2020, by and among Petros Pharmaceuticals, Inc. and JCP III SM AIV, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 2, 2020).
10.6+	License and Commercialization Agreement by and between VIVUS, Inc. and Metuchen Pharmaceuticals LLC, dated September 30, 2016 (incorporated by reference to Exhibit 10.3 the Company's Registration Statement on Form S-4 filed on October 28, 2020).

Exhibit No.	Description
10.11†	Bonus Agreement, entered into as of December 11, 2020, by and between Petros Pharmaceuticals, Inc. and Fady Boctor (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 15, 2020).
10.12†∞	Employment Offer Letter, entered into as of February 19, 2021, by and between Petros Pharmaceuticals, Inc. and Fady Boctor Form of Petros Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with February 25, 2021).
10.13†∞	Form of Petros Pharmaceuticals, Inc. Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 25, 2021).
10.18∞+	Settlement Agreement, dated January 18, 2022, between Metuchen Pharmaceuticals LLC and VIVUS LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2022, filed on May 16, 2022).
10.19+	Promissory Note, dated January 18, 2022, by Metuchen Pharmaceuticals LLC in favor or VIVUS LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2022, filed on May 16, 2022).
10.20	Security Agreement, dated January 18, 2022, between Metuchen Pharmaceuticals LLC and VIVUS LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on January 21, 2022).
10.21+	Amendment No. 1 to License and Commercialization Agreement, dated January 18, 2022, between Metuchen Pharmaceuticals LLC and VIVUS LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2022, filed on May 16, 2022).
10.22	Technology Transfer Service Agreement, dated January 20, 2022, between Patheon Pharmaceuticals Inc., part of Thermo Fisher Scientific, and Metuchen Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2022, filed on May 16, 2022).
10.23†	Petros Pharmaceuticals, Inc. Amended and Restated 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed on December 22, 2022).
10.24†	First Amendment to Amended and Restated Petros Pharmaceuticals, Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 15, 2023).
10.25	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 13, 2023).
10.26	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 13, 2023).
10.27	Form of Omnibus Waiver and Amendment, dated March 21, 2024, by and between Petros Pharmaceuticals, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 22, 2023).
16.1	Letter dated January 12, 2024, from EisnerAmper LLP to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on January 12, 2024).
21	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed on March 31, 2022).
23.1*	Consent of Independent Registered Public Accounting Firm, Marcum LLP.
23.2*	Consent of Independent Registered Public Accounting Firm, EisnerAmper LLP.
31.1*	Rule 13a-14(a)/15d-14(a) Certification — Principal Executive Officer.

Exhibit No.	Description
31.2*	Rule 13a-14(a)/15d-14(a) Certification — Principal Financial Officer.
32**	Section 1350 Certification — Principal Executive Officer and Principal Financial Officer.
97.1*	Petros Pharmaceuticals, Inc. Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

_____

*   Filed herewith.

**   Furnished herewith

∞   Certain of the schedules (and similar attachments) to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended, because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

+   Portions of these exhibits have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. A copy of the omitted portions will be furnished to the SEC upon its request.

†   Management contract or compensatory plan or arrangement.

(c) Additional Financial Statement Schedules:

     None.

ITEM 16.   FORM 10-K SUMMARY

     None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROS PHARMACEUTICALS, INC.

April 1, 2024   By: /s/ Fady Boctor
                                                    _____
                                                    Name: Fady Boctor
                                                    Title: President and Chief Commercial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Fady Boctor Fady Boctor	President and Chief Commercial Officer (Principal Executive Officer)	April 1, 2024
/s/ Mitchell Arnold Mitchell Arnold	Vice President of Finance (Principal Financial and Accounting Officer)	April 1, 2024
/s/ John D. Shulman John D. Shulman	Chairman of the Board	April 1, 2024
/s/ Joshua N. Silverman Joshua N. Silverman	Vice Chairman of the Board	April 1, 2024
/s/ Bruce T. Bernstein Bruce T. Bernstein	Director	April 1, 2024
/s/ Gregory Bradley Gregory Bradley	Director	April 1, 2024
/s/ Wayne R. Walker Wayne R. Walker	Director	April 1, 2024

(This page has been left blank intentionally.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Petros Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Petros Pharmaceuticals, Inc. (the "Company") as of December 31, 2023, the related consolidated statement of operations, changes in convertible redeemable preferred stock and stockholders' equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2024.

East Hanover, New Jersey
April 1, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Petros Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Petros Pharmaceuticals, Inc. and Subsidiaries (the "Company") as of December 31, 2022, and the related consolidated statements of operations, change in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying December 31, 2022, financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced net losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We served as the Petros Pharmaceuticals auditor from 2020 through 2024.

EisnerAmper LLP
Iselin, New Jersey
March 31, 2023

PETROS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash	$ 13,336,975	$ 9,426,264
Accounts receivable, net	2,226,151	2,110,246
Inventories	1,610,391	1,815,113
Prepaid inventory	1,182,899	—
Prepaid expenses and other current assets	2,033,980	1,316,282
Total current assets	20,390,396	14,667,905
Fixed assets, net	28,957	39,177
Intangible assets, net	8,971,737	12,244,484
API purchase commitment	4,178,446	5,111,176
Right of use assets	226,259	358,472
Total assets	$ 33,795,795	$ 32,421,214
Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Equity		
Current liabilities:		
Current portion of promissory note	$ 1,156,550	$ 1,089,683
Accounts payable	1,713,253	1,806,399
Accrued expenses	5,360,077	3,634,662
Accrued Series A Convertible Preferred payments payable	2,047,583	—
Other current liabilities	493,288	537,232
Total current liabilities	10,770,751	7,067,976
Promissory note, net of current portion	6,857,364	8,388,093
Derivative Liability	3,550,000	—
Other long-term liabilities	137,657	262,678
Total liabilities	21,315,772	15,718,747
Commitments and contingencies (see note 15)		
Series A convertible redeemable preferred stock (par value $0.0001 per share and $1,000 stated value), 15,000 and 0 shares authorized at December 31, 2023, and 2022, respectively; 10,022 and 0 shares issued and outstanding at December 31, 2023, and 2022, respectively. Liquidation preference of $11,271,365 as of December 31, 2023	408,982	—
Stockholders' Equity:		
Common stock (par value $0.0001 per share, 250,000,000 and 150,000,000 shares authorized at December 31, 2023, and 2022, respectively; 2,991,377 and 2,079,387 shares issued and outstanding as of December 31, 2023, and 2022, respectively)	298	208
Additional paid-in capital	110,960,324	107,428,652
Accumulated deficit	(98,889,581)	(90,726,393)
Total Stockholders' Equity	12,071,041	16,702,467
Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Equity	$ 33,795,795	$ 32,421,214

The accompanying Notes are an integral part of the Consolidated Financial Statements.

PETROS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2023	2022
Net sales	$ 5,822,388	$ 5,992,054
Cost of goods sold	1,631,220	2,289,418
Gross profit	4,191,168	3,702,636
Operating expenses:		
Selling, general and administrative	9,261,471	12,209,162
Warrant issuance costs	2,855,000	—
Gain on settlement with Vivus	—	(3,389,941)
Research and development expense	2,409,094	1,740,280
Depreciation and amortization expense	3,282,967	5,598,884
Intangible asset impairment	—	7,460,000
Total operating expenses	17,808,532	23,618,385
Loss from operations	(13,617,364)	(19,915,749)
Other income (expenses):		
Change in fair value of derivative liability	2,590,000	460,000
Change in fair value of warrant liability	13,974,000	—
Loss on issuance of Series A Preferred Stock	(11,088,997)	—
Interest income	515,311	14,194
Interest expense, promissory note	(536,138)	(596,018)
Total other income (expenses)	5,454,176	(121,824)
Net loss before income taxes	$ (8,163,188)	$(20,037,573)
Provision for income taxes	—	—
Net loss	$ (8,163,188)	$(20,037,573)
Preferred Stock dividend and cash premiums	(821,456)	—
Preferred Stock accretion	(4,829,755)	—
Net loss attributable to common stockholders	(13,814,399)	(20,037,573)
Basic and Diluted	$ (6.35)	$ (9.68)
Weighted average common shares outstanding		
Basic and Diluted	2,176,017	2,070,210

The accompanying Notes are an integral part of the Consolidated Financial Statements.

PETROS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

	Convertible Redeemable Preferred Stock	Convertible Redeemable Preferred Stock Amount	Common Stock	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Year Ended December 31, 2023							
Balance, December 31, 2022	—	$ —	2,079,387	$208	$107,428,652	$(90,726,393)	$16,702,467
Stock-based compensation expense	—	—	49,645	5	417,225	—	417,230
Shares issued for vested RSU's	—	—	40,233	3	(3)	—	—
Issuance of Series A Preferred Stock in private placement, net of discount and transaction costs $15,000,003	15,000	—	—	—	—	—	—
Accrual of Series A Preferred Stock and dividend redemption	(2,048)	(2,047,583)	—	—	—	—	—
Series A Preferred Stock accretion	—	4,829,755	—	—	(4,829,755)	—	(4,829,755)
Series A Preferred Stock dividends	—	556,733	—	—	(556,733)	—	(556,733)
Preferred Stock redemption including cash premium	(2,930)	(2,929,923)	822,112	82	1,195,661	—	1,195,743
Deemed dividends on Preferred Stock . . .	—	—	—	—	(264,723)	—	(264,723)
Reclass of warrant liability upon warrant modification	—	—	—	—	7,570,000	—	7,570,000
Net loss	—	—	—	—	—	(8,163,188)	(8,163,188)
Balance, December 31, 2023	10,022	$ 408,982	2,991,377	$298	$110,960,324	$(98,889,581)	$12,071,041

	Preferred Stock	Stock Amount	Common Stock	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Year Ended December 31, 2022							
Balance, December 31, 2021	—	$ —	2,068,472	$207	$106,233,577	$(70,688,820)	$ 35,544,964
Stock-based compensation expense	—	—	—	—	1,195,076	—	1,195,076
Non-employee exercise of restricted stock units	—	—	2,331	—	—	—	—
Issuance of Common Stock for split	—	—	8,584	1	(1)	—	—
Net loss	—	—	—	—	—	(20,037,573)	(20,037,573)
Balance, December 31, 2022	—	$ —	2,079,387	$208	$107,428,652	$(90,726,393)	$ 16,702,467

The accompanying Notes are an integral part of the Consolidated Financial Statements.

PETROS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (8,163,188)	$(20,037,573)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,282,967	5,598,884
Intangible asset impairment	—	7,460,000
Bad debt expense (recoveries)	28,228	(170,816)
Inventory and sample inventory reserve	(68,889)	(18,998)
Amortization of right of use asset	132,212	117,085
Change in fair value of derivative liability	(2,590,000)	(460,000)
Change in fair value of warrant liability	(13,974,000)	—
Loss on issuance of Series A Preferred Stock	11,088,997	—
Noncash Warrant expense	1,595,000	—
Gain on settlement with Vivus	—	(3,389,941)
Employee stock-based compensation	417,230	1,195,076
Changes in operating assets and liabilities:		
Accounts receivable	(144,133)	515,957
Inventories	273,611	(835,317)
Prepaid inventory	(1,182,899)	—
Prepaid expenses and other current assets	215,032	1,648,252
Accounts payable	(93,148)	(2,751,570)
Accrued expenses	1,725,415	(1,802,422)
Deferred revenue	(164,133)	211,029
Other current liabilities	120,190	65,369
Other long-term liabilities	(125,021)	(142,340)
Net cash used in operating activities	(7,626,529)	(12,797,325)
Cash flows from financing activities:		
Payment of promissory note	(1,463,862)	(1,623,983)
Proceeds from Private Placement, net of transaction costs	15,000,003	—
Redemption of Series A Preferred Stock	(1,998,901)	—
Net cash (used in) provided by financing activities	11,537,240	(1,623,983)
Net (decrease) increase in cash	3,910,711	(14,421,308)
Cash, beginning of year	9,426,264	23,847,572
Cash, end of year	$ 13,336,975	$ 9,426,264
Supplemental cash flow information:		
Cash paid for interest during the period	$ 536,138	$ 596,018
Noncash Items:		
Noncash decrease in accrued expenses related to Vivus settlement	$ —	$ (6,520,283)
Noncash decrease in accrued inventory purchases related to Vivus Settlement	—	(14,203,905)
Noncash increase in promissory note related to Vivus settlement	—	10,201,758
Noncash increase in inventory due to API reclass	—	(441,149)
Noncash decrease in API purchase commitment	—	5,918,084
Noncash decrease in other current assets: API purchase commitment	—	755,554
Noncash issuance of common stock to non-employee	—	3
Noncash initial fair value of warrant liability pursuant to private placement	21,544,000	—
Noncash initial fair value of derivative liability pursuant to private placement	6,140,000	—
Noncash redemption of Series A convertible preferred stock	1,195,743	—
Accrued Series A convertible Preferred payments payable	2,047,583	—
Accretion of Series A convertible preferred stock to redemption value	4,829,755	—
Accrual of Series convertible preferred stock dividends	556,733	—
Reclass of warrant liability upon warrant modification	7,570,000	—

The accompanying Notes are an integral part of the Consolidated Financial Statements.

PETROS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unless the context otherwise indicates, references in these Notes to the accompanying financial statements to "we," "us," "our" and "the Company" refer to Petros Pharmaceuticals, Inc. (a Delaware corporation) and subsidiaries.

1) Nature of Operations, Basis of Presentation, and Liquidity

Nature of Operations and Basis of Presentation

Petros Pharmaceuticals, Inc. ("Petros" or the "Company") was incorporated in Delaware on May 14, 2020, for the purpose of effecting the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 17, 2020 (as amended, the "Merger Agreement"), by and between Petros, Neurotrope, Inc. Petros consists of wholly owned subsidiaries, Metuchen, Neurotrope, Timm Medical Technologies, Inc. ("Timm Medical"), and Pos-T-Vac, LLC ("PTV"). We are engaged in the commercialization and development of Stendra®, a U.S. Food and Drug Administration ("FDA") approved PDE-5 inhibitor prescription medication for the treatment of erectile dysfunction ("ED"), which we have licensed from Vivus, Inc. ("Vivus"). Petros also markets its own line of ED products in the form of vacuum erection device products through its subsidiaries, Timm Medical and PTV.

Petros Pharmaceuticals is committed to the goal of becoming a leading innovator in the emerging self-care market driving expanded access to key prescription pharmaceuticals as Over-The-Counter ("OTC") treatment options. Currently, Petros is pursuing increased access for its flagship prescription ED therapy, Stendra®, via potential OTC designation. If ultimately approved by the FDA for OTC access, Stendra® may be the first in its class to achieve this marketing status, also establishing company know how as a proven platform for other prospective prescription therapeutics.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and in accordance with the accounting rules under Regulation S-X, as promulgated by the Securities and Exchange Commission ("SEC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's priority is the ability to sell Stendra® OTC.

Reverse Stock Split

At the 2022 Annual Meeting, the stockholders approved our proposal to effect one reverse stock split of our outstanding shares of Common stock, at any ratio between 1-for-4 and 1-for-10, at such time as the Board shall determine, in its sole discretion. On November 30, 2022, we effected a 1-for-10 reverse stock split of our shares of Common Stock. As a result of the reverse stock split, every ten (10) shares of our pre-reverse split Common Stock was combined and reclassified into one share of Common Stock. All share and per share information herein has been adjusted to retrospectively reflect this reverse stock split.

Liquidity and Going Concern

In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Update ("ASU") ASU 2014-15, Presentation of Financial Statements — going Concern (Subtopic 205-40) ("ASC 205-40"), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. To date, our principal sources of capital used to fund our operations have been the revenues from product sales, private sales, registered offerings and private placements of equity securities. We have experienced net losses and negative cash flows from operations since our inception. As of December 31, 2023, we had cash of $13.3 million, positive working capital of $9.6 million, and accumulated deficit of $98.9 million. Our plans include, or may include, utilizing our cash on hand, as well as exploring additional ways to raise capital in addition to increasing cash flows from operations. In January 2022, the Company executed a promissory note in favor of Vivus in connection with the Vivus Settlement Agreement in the principal amount of $10,201,758. As of December 31, 2023, the principal balance

of the note is $8.0. The terms of this promissory note are discussed in Note 8. The Company does not currently have sufficient available liquidity to fund its operations for at least the next 12 months. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these audited consolidated financial statements are issued.

In response to these conditions and events, the Company is evaluating various financing strategies to obtain sufficient additional liquidity to meet its operating, debt service and capital requirements for the next twelve months following the date of this Annual Report. The potential sources of financing that the Company is evaluating include one or any combination of secured or unsecured debt, convertible debt and equity in both public and private offerings. The Company also plans to finance near-term operations with its cash on hand, including the gross proceeds of $15 million raised in the Private Placement, as well as by exploring additional ways to raise capital and increasing cash flows from operations. The company intends to use the proceeds from the July 2023 capital raise to funds its OTC progress into 2024. There is no assurance the Company will manage to raise additional capital or otherwise increase cash flows, if required. The sources of financing described above that could be available to the Company and the timing and probability of obtaining sufficient capital depend, in part, on expanding the use of Stendra® and continuing to invest in research and development pursuant to our Non-Prescription / OTC strategies related to Stendra®, which we believe has the potential to dramatically increase product sales in the future; and future capital market conditions. If the Company's current assumptions regarding timing of these events are incorrect or if there are any other changes or differences in our current assumptions that negatively impact our financing strategy, the Company may have to further reduce expenditures or significantly delay, scale back or discontinue the development or commercialization of Stendra® OTC in order to extend its cash resources. The Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting periods. Such estimates include the adequacy of accounts receivable reserves, return reserves, inventory reserves, assessment of long-lived assets, including intangible asset impairment, and the valuation of the warrant liability and derivative liability, among others. Actual results could differ from these estimates and changes in these estimates are recorded when known.

Risks and Uncertainties

The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of competitor products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

In January 2022, the Company sub-leased its Manalapan, New Jersey office and all administrative employees are working remotely for the foreseeable future. The Company has fully resumed in-person interactions by its customer-facing personnel in compliance with any local and state restrictions. The Company also continues to engage with customers virtually as the Company seeks to continue to support healthcare professionals and patient care. Since the beginning of the COVID-19 pandemic, we have experienced a shift from in-person sales to online, telehealth-based sales. These online sales generally have lower gross margins than in-person sales, which has impacted our net revenues.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk includes cash. The Company maintains cash on deposit at U.S.-based banks in amounts which, at times, may be in excess of insured limits of $250,000.

Segment Reporting

Operating segments are components of a Company for which separate financial information is available and evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. The Company's two segments, Prescription Medications and Medical Devices, focus on the treatment of male erectile dysfunction. The Prescription Medications segment consists primarily of operations related to Stendra®, which is sold generally in the United States. The Medical Devices segment consists primarily of operations related to vacuum erection devices, which are sold domestically and internationally. See Note 18 Segment Reporting.

Revenue Recognition

Prescription Medication Sales

The Company's prescription medication sales consist of sales of Stendra® in the U.S. for the treatment of male erectile dysfunction. Under Accounting Standards Codification ("ASC") Topic 606, *Revenue Recognition* ("Topic 606"), the Company recognizes revenue from prescription medication sales when its performance obligations with a customer have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide Stendra® upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company's customers obtain control of Stendra®, which is typically upon delivery. The Company invoices its customers after Stendra® has been delivered and invoice payments are generally due within 30 to 75 days of invoice date.

In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers Stendra® to when the customers pay for the product is typically less than one year. The Company records prescription medication sales net of any variable consideration, including but not limited to discounts, rebates, returns, chargebacks, and distribution service fees ("DSA"). The Company uses the expected value method when estimating its variable consideration, unless terms are specified within contracts. The identified variable consideration is recorded as a reduction of revenue at the time revenues from sales of Stendra® are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

As of December 31, 2023, and 2022, the reserves for sales deductions were $4.7 million and $3.0 million, respectively. The most significant sales deductions included in this reserve relate to returns, contract rebates, and DSA fees. Our estimates are based on factors such as our direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers, and other competitive factors. Significant judgment and estimation is required in developing the foregoing and other relevant assumptions. The most significant sales deductions are further described below.

Product Returns

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return Stendra® and receive credit for product within six months prior to expiration date and up to one year after expiration date. The provision for returns is based upon the Company's estimates for future Stendra® returns and historical experience. The provision of returns is part of the variable consideration recorded at the time revenue is recognized. As of December 31, 2023, and 2022, the reserves for product returns were $4.2 million and $2.3 million, respectively, and are included as a component of accrued expenses. During the years ended December 31, 2023, and December 2022, respectively, the Company recorded $3.4 million and $9.4 million of returns as a reduction of gross revenue.

Contract Rebates, Coupon Redemptions and DSA Fees

The Company establishes contracts with wholesalers, chain stores, and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer's purchases from us, including fees paid to wholesalers under our DSAs, as described below. Indirect rebates are rebates paid to indirect customers that have purchased our products from a wholesaler under a contract with us.

The Company has entered into DSAs with certain of our significant wholesaler customers that obligate the wholesalers, in exchange for fees paid by us, to: (i) manage the variability of their purchases and inventory levels within specified limits based on product demand and (ii) provide us with specific services, including the provision of periodic retail demand information and current inventory levels for our pharmaceutical products held at their warehouse locations. See Note 3. Accounts Receivable, net for further discussion of these reserves.

Medical Device Sales

The Company's medical device sales consist of domestic and international sales of men's health products for the treatment of erectile dysfunction. The men's health products do not require a prescription and include Vacuum Erection Devices, PreBoost, VenoSeal, penile injections (Rx), and urinary tract infection tests. Under Topic 606, the Company recognizes revenue from medical device sales when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide medical devices upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company's customers obtain control of the medical device, which is typically upon shipment. The Company invoices its customers after the medical devices have been shipped and invoice payments are generally due within 30 days of invoice date for domestic customers and 90 days for international customers.

In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers the medical devices to when the customers pay for the product is typically less than one year. The Company records medical device sales net of any variable consideration, including but not limited to returns. The Company uses the expected value method when estimating its variable consideration. The identified variable consideration is recorded as a reduction of revenue at the time revenues from the medical device sales are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

Product Returns

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return medical devices and receive credit for products within 90 days of the sale. The provision for returns is based upon the Company's estimates for future product returns and historical experience. The Company has not made significant changes to the judgments made in applying Topic 606. As of December 31, 2023, and 2022, the reserves for product returns for medical devices were not significant.

Contract Costs

In relation to customer contracts, the Company incurs costs to fulfill a contract but does not incur costs to obtain a contract. These costs to fulfill a contract do not meet the criteria for capitalization and are expensed as incurred. As such, the Company did not have any contract assets at December 31, 2023, and 2022.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market.

Level 3 — Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Financial instruments recognized at historical amounts in the consolidated balance sheets consist of cash, accounts receivable, other current assets, accounts payable, accrued expenses, and other current liabilities. The Company believes that the carrying values of cash, accounts receivable, other current assets, accounts payable, accrued expenses, note payable, and other current liabilities approximate their fair values due to the short-term nature of these instruments.

In connection with the Mergers in December 2020, each security holder of Metuchen received an earnout consideration classified as a derivative liability to be paid in the form of Petros Common Stock. The Company estimated their fair value using a Monte Carlo Simulation approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. This option expired as of December 31, 2022. See Notes 10 and 20.

In connection with the Private Placement, the Company incurred liabilities related to issued warrants and derivatives arising from embedded features that were not clearly and closely related to the host instruments. The Company estimated the fair value of the warrants and derivative liability utilizing the Black Scholes Model and a Monte Carlo Simulation approach, respectively. These fair value measurements are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. See Notes 12, 19 and 20.

Accounts Receivable, net

The Company extends credit to its customers on an unsecured basis. Accounts receivable are recorded at the invoiced amount, net of chargebacks, distribution service fees, and cash discounts. Management determines each allowance based on historical experience along with the present knowledge of potentially uncollectible accounts. Expected credit losses are measured at amortized cost, including trade and unbilled receivables, on a collective basis, based on their similar risk characteristics. Expected credits losses are based on historical credit loss experience, review of the current aging or status of accounts receivable and current and forward-looking views from an economic and industry perspective. Receivables are written off when it is determined that amounts are uncollectible. The allowance for credit losses was de minimis as of December 31, 2023, and 2022. See Note 3 Accounts Receivable, net.

Inventories

Inventories consist of finished goods held for sale and raw materials. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Inventories are adjusted for excess and obsolescence. Evaluation of excess inventory includes such factors as expiry date, inventory turnover, and management's assessment of current product demand. See Note 4 Inventories.

Intangible Assets

The Company accounts for recognized intangible assets at cost. Intangible assets with finite useful lives are amortized over the useful life that the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are amortized using an accelerated method based on the pattern in which the economic benefits of the assets are consumed. The Company reviews the carrying value and useful lives of its intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or the period over which they should be amortized has changed. When indicators of impairment exist, the Company determines whether the estimated undiscounted sum of the future cash flows of such assets is less than their carrying amounts. If less, impairment loss is recognized in the amount, if any, by which the carrying amount of such assets exceeds their respective fair values. The Company evaluates the remaining useful life of each intangible asset that is being amortized during each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life has changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life. During the three months ended September 30, 2022, the Company noted that indicators of impairment existed and prepared an undiscounted cash flow analysis, which indicated, for the Stendra® product an impairment. The Company then prepared a discounted cash flow analysis through December 2029, representing the remaining economic useful life for the Stendra® product resulting in an impairment of approximately $7.5 million. As indicators of impairment exist as of December 31, 2022, the Company prepared an undiscounted cash flow analysis. This analysis includes projections of future revenue and expenses, which if not achieved could result in future impairment charges. These projections include continued significant sales growth based in part on expectation of higher sales volume resulting from increased product availability as a result of the Vivus settlement. Additionally, the Company is planning to invest in research and development pursuant to our Non-Prescription / OTC Strategies related to Stendra®, which we anticipate will dramatically increase product sales in the future, such that if our Stendra OTC strategy is not successful, we may have to partially or fully impair the remaining intangible balance.

The Company's prepared projections including the undiscounted cash flows of the remaining estimated useful lives through December 2031 for the medical device products. Management continued to analyze the Company's intangible assets during 2023. Management noted that the Company's financial results were consistent with the projections used in the December 31, 2022, analysis. Based on its analysis, Management concluded that there were no triggering events noted that would indicate a potential impairment for long-lived assets for any of the two asset groups, Metuchen Pharmaceuticals and TIMM/PTV.

Fixed Assets

Fixed assets consist of furniture and fixtures. Furniture and fixtures are recorded at cost, less accumulated depreciation, and are depreciated on a straight-line basis over its estimated useful life. The Company uses an estimated useful life of 7 years for furniture and fixtures. Depreciation expense for the years ended December 31, 2023, and 2022 was $10,220 and $10,220, respectively.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification ("ASC") Topic 842. Topic 842 requires organizations to recognize leased assets and liabilities on the balance sheet. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements that include lease and non-lease components, which the Company accounts for as a single lease component for all leases.

Operating lease right-of-use ("ROU") assets are included in other assets whereas operating lease liabilities are included in other current liabilities and other long-term liabilities on the Company's consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease payments are recognized as lease expense on a straight-line basis over the lease term. Lease payments included in the measurement of the lease liability are comprised of fixed payments.

Variable lease payments associated with the Company's leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company's consolidated statements of operations in the same line item as expense arising from fixed lease payments for operating leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories.

Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

See Note 9 Leases

Stock-Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to stock-based transactions, including employee stock options and restricted stock units, to be measured and recognized in the consolidated financial statements based on a determination of the fair value of the stock options or restricted stock units. The grant date fair value is determined using the Black-Scholes-Merton ("Black-Scholes") pricing model for stock options and the closing price per share on the date of the award for restricted stock units. Employee stock option and restricted stock units expense is recognized over the employee's requisite service period (generally the vesting period of the equity grant), except for performance based milestones which is recognized upon the probability of achievement. The Company accounts for forfeitures as they occur.

The Company's option pricing model requires the input of highly subjective assumptions, including the volatility and expected term. Any changes in these highly subjective assumptions can significantly impact stock-based compensation expense. See Note 11 Stock Options.

Derivative Financial Instruments

The Company evaluates all its financial instruments to determine if such instruments contain features that qualify as embedded derivatives per ASC 815, *Derivatives and Hedging* ("ASC 815"). Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the statement of operations each period. Bifurcated embedded derivatives are classified with the related host contract in the Company's balance sheet.

Preferred Stock

The Company records shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company concluded that the Series A Preferred Stock is more akin to a debt-type instrument than an equity-type instrument, therefore certain conversion features associated with the convertible preferred stock were deemed to not be clearly and closely related to the host instrument and were bifurcated as a derivative under ASC 815. The Company has applied the guidance in ASC 480-10-S99-3A, *SEC Staff Announcement: Classification and Measurement of Redeemable Securities* and has therefore classified the Series A convertible preferred stock as mezzanine equity as it redeemable in monthly installments. The Company adjusts the carrying values of the convertible preferred stock by accreting the discount and accruing dividends to the state the convertible preferred stock at redemption value each reporting period.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be liability classified and recorded at their initial fair value on the date of issuance and remeasured at fair value and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The warrants are classified as liabilities in accordance with ASC 815 as they could be net cash settled in the event of a Fundamental Transaction. The fair value of the warrant liability was estimated using a Black-Scholes approach (see Note 20).

Modification of warrants

The Company applies the guidance in ASC 815-40 to account for warrants that are liability classified that are subsequently modified resulting in a reclassification to equity. The warrants are remeasured at fair value on the modification date, the change in fair value is recognized as a non-cash gain or loss on the statements of operations, and the warrants are reclassified to additional paid-in capital.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2023, and 2022, the Company has recorded a full valuation allowance against its deferred tax assets.

The Company records uncertain tax positions in accordance under Accounting Standards Codification ("ASC ") Topic 740, Income taxes ("ASC 740"), on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2023, and 2022, no accrued interest or penalties are recorded in the consolidated balance sheet.

Contingencies

The Company may be subject to various patent challenges, product liability claims, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

Shipping Costs

The Company records the costs of shipping related to prescription medication sales in general and administrative expense in its consolidated statements of operations. There were no shipping costs for the years ended December 31, 2023, and 2022.

Shipping costs related to medical devices are recorded as revenue and subsequently deducted as a component of cost of goods sold in the consolidated statements of operations. Shipping costs for the years ended December 31, 2023, and 2022 were $60,216 and $125,368, respectively.

Basic and Diluted Net Loss per Common Share

The Company computes basic net loss per common share by dividing net loss applicable to common stockholders by the weighted average number of shares of common stocks outstanding during the period, excluding the anti-dilutive effects of stock options and warrants to purchase common stocks. The Company computes diluted net loss per common stock by dividing the net loss applicable to common stocks by the sum of the weighted-average number of common stocks outstanding during the period plus the potential dilutive effects of its convertible preferred stocks, stock options and warrants to purchase common stocks, but such items are excluded if their effect is anti-dilutive. In accordance with ASC 260, warrants that are accounted for as liabilities which are potentially dilutive have not been included in diluted earnings per share as they would have been anti-dilutive during the year ended December 31, 2023. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between the Company's basic and diluted net loss per stock of common stock for the years ended December 31, 2023, and 2022. See Note 13 Basic and Diluted Net Loss per Common Share.

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. ASU 2016-13, together with a series of subsequently issued related ASUs, has been codified in Topic 326. Topic 326 establishes new requirements for companies to estimate expected credit losses when measuring certain financial assets, including accounts receivables. The new guidance is effective for fiscal years beginning after December 15, 2022. The Company adopted the new guidance with its fiscal year beginning January 1, 2023. The adoption of ASC 326 did not have a material effect on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, Debt — Debt with Conversion and Other Options, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. Further, the ASU made amendments to the EPS guidance in Topic 260 for convertible debt instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. The Company adopted the new guidance with its fiscal year beginning January 1, 2023. The adoption of ASU 2020-06 did not have a material effect on the company's financial statements.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating segment expense disclosures related to its annual report for fiscal year 2024.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating income tax disclosures related to its annual report for fiscal year 2025.

3) Accounts Receivable, net

Accounts receivable, net is comprised of the following:

	December 31, 2023	December 31, 2022
Gross accounts receivables	$2,887,317	$2,757,839
Distribution service fees	(398,968)	(339,094)
Chargebacks accrual	(2,462)	(1,960)
Cash discount allowances	(24,639)	(99,671)
Allowance for doubtful accounts	(235,097)	(206,868)
Total accounts receivable, net	$2,226,151	$2,110,246

For the year ended December 31, 2023, gross billings to customers representing 10% or more of the Company's total gross billings included 3 customers which represented approximately 22%, 21%, and 17% of total gross billings. For the year ended December 31, 2022, gross billings to customers representing 10% or more of the Company's total gross billings included four customers which represented approximately 26%, 21%, 17%, and 16% of total gross billings.

Receivables from customers representing 10% or more of the Company's gross accounts receivable included 3 customers at December 31, 2023, equal to 36%, 24% and 16%, respectively, of the Company's total gross accounts receivables. Receivables from customers representing 10% or more of the Company's gross accounts receivable included two customers at December 31, 2022, equal to 43%, and 16%, respectively, of the Company's total gross accounts receivables.

4) Inventories, net

Inventory is comprised of the following:

	December 31, 2023	December 31, 2022
Raw materials	$1,430,139	$1,574,683
Finished goods	180,252	240,430
Total inventory	$1,610,391	$1,815,113

Finished goods are net of valuation reserves of $295,411 and $364,300 as of December 31, 2023, and 2022, respectively. Raw materials are net of valuation reserves of $0 and $2,872,977 as of December 31, 2023, and 2022, respectively, which is related to bulk inventory.

5) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	December 31, 2023	December 31, 2022
Prepaid insurance	$ 45,664	$ 109,414
Prepaid FDA fees	937,652	—
Prepaid coupon fees	—	71,500
API purchase commitment asset (see Note 14)	704,729	663,984
Other prepaid expenses	234,459	333,158
Other current assets	111,476	138,226
Total prepaid expenses and other current assets	$2,033,980	$1,316,282

6) Intangible Assets

Balance at December 31, 2021	$25,293,149
Amortization expense	(5,588,665)
Intangible Impairment	(7,460,000)
Balance at December 31, 2022	12,244,484
Amortization expense	(3,272,747)
Balance at December 31, 2023	$ 8,971,737

The future annual amortization related to the Company's intangible assets is as follows as of December 31, 2023:

2024	$2,800,623
2025	1,754,329
2026	1,442,186
2027	1,212,871
2028	996,637
Thereafter	765,091
Total	$8,971,737

The intangible assets held by the Company are the Stendra® product, Timm Medical product, and PTV product and are being amortized over their estimated useful lives of 10 years, 12 years, and 12 years, respectively. The carrying value of the Stendra® product, Timm Medical product, and PTV product as of December 31, 2023, are $4.9 million, $3.2 million and $0.9 million, respectively. The carrying value of the Stendra® product, Timm Medical product, and PTV product as of December 31, 2022, are $7.2 million, $4.0 million and $1.1 million, respectively. During the year ended December 31, 2023, no impairment was recorded. During the year ended December 31, 2022, the Company determined that the intangible asset related to the Stendra® product was impaired resulting in an impairment charge of approximately $7.5 million.

7) Accrued Expenses

Accrued expenses are comprised of the following:

	December 31, 2023	December 31, 2022
Accrued product returns	$4,178,176	$2,311,647
Accrued contract rebates	128,562	279,018
Due to 3PL/Wholesalers	75,727	155,081
Accrued bonuses	665,184	427,500
Accrued professional fees	15,000	51,620
Other accrued expenses	297,428	409,796
Total accrued expenses	$5,360,077	$3,634,662

8) Debt

Promissory Note

In connection with the Settlement Agreement entered into with Vivus (see Note 14), Petros executed an interest-bearing promissory note (the "Note") in favor of Vivus in the principal amount of $10,201,758. The parties also entered into a Security Agreement to secure Petros' obligations under the Note.

Under the terms of the Note, the original principal amount of $10,201,758 is payable in consecutive quarterly installments of principal and interest beginning on April 1, 2022, through January 1, 2027. Interest on the principal amount will accrue at a rate of 6% per year. The Company may prepay the Note, in whole or in part, at any time, with no premium or penalty. In the event that the Company defaults under the Security Agreement, all principal outstanding under the Note at the time of the default will bear interest at a rate of 9% per year until the full and final payment of all principal and interest under the Note (regardless of whether any default is waived or cured). Pursuant to the Security Agreement, dated January 18, 2022, the Company granted to Vivus a continuing security interest in all of its Stendra® API and products and its rights under the License Agreement. For the years ended December 31, 2023, and December 31, 2022, the Company paid Vivus $2.0 million and $1.6 million, respectively. As of December 31, 2023, and 2022, the principal balance on the Note is $8.0 million and $9.5 million, respectively.

Future minimum principal payments of the promissory note are as follows:

2024	$ 1,156,550
2025	2,720,940
2026	3,264,351
2027	872,073
Total	$ 8,013,914
Less: current portion	(1,156,550)
Promissory note, net of current portion	$ 6,857,364

9) Operating Leases

The Company has commitments under operating leases for office and warehouse space used in its operations. The Company's leases have remaining lease terms ranging from 0.7 years to 3.0 years.

On November 30, 2021, the Company entered into a sublease with respect to its entire headquarters facility. The sublessor delivered a $14,000 security deposit to the Company on the lease commencement date and also agreed to pay $7,000 per month for the term beginning January 10, 2022, and continuing until the expiration of the head lease on August 30, 2024. The Company accounts for this sublease as an operating lease in accordance with the lessor accounting guidance within ASC 842.

The components of lease expense consisted entirely of fixed lease costs related to operating leases. These costs were $179,246 and $179,246 for the years ended December 31, 2023, and 2022, respectively. Fixed lease costs for the year ended December 31, 2023, were offset by sublease income of $84,000.

Supplemental balance sheet information related to leases was as follows:

	As of December 31, 2023	As of December 31, 2022
Operating lease ROU asset:		
Other assets	$226,259	$358,472
Operating lease liability:		
Other current liabilities	$125,022	$142,340
Other long-term liabilities	137,655	262,677
Total operating lease liability	$262,677	$405,017

Supplemental lease term and discount rate information related to leases was as follows:

	As of December 31, 2023	As of December 31, 2022
Weighted-average remaining lease terms – operating leases	1.7 years	2.7 years
Weighted-average discount rate – operating leases	12.6%	12.6%

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,	
	2023	2022
Operating cash flows from operating leases	$189,374	$187,739

Future minimum lease payments under non-cancelable leases as of December 31, 2023, were as follows:

Lease Liability Maturity Analysis	Operating Leases
2024	155,242
2025	81,107
2026	82,325
Total lease payments	318,674
Less: Imputed Interest	(55,997)
Total	$262,677

Future minimum sublease income under non-cancelable leases as of December 31, 2023, were as follows:

Sublease income	Operating Leases
2024	$56,000
Total	$56,000

As of December 31, 2023, and 2022, the Company had no operating leases that had not yet commenced.

10) Stockholders' Equity

On December 21, 2023, the Company approved a one-time grant under the Company's Amended and Restated 2020 Omnibus Incentive Compensation Plan (the "Plan") to Fady Boctor, the Company's President and Chief Commercial Officer, of 49,645 shares of the Company's common stock.

Also on December 21, 2023, the Company approved and accrued for the issuance of $200,000 of common stock, payable in two equal installments, with the first installment to be paid upon approval by the Board and the second installment six months after the first installment, to CorProminence, LLC ("CoreIR") for services rendered pursuant to a Marketing and Consulting Agreement. The first installment of 70,922 shares was issued on February 29, 2024.

Contingent Consideration

Pursuant to the Merger Agreement, each security holder of Metuchen received a right to receive such security holder's pro rata stock of an aggregate of 1,423,209 shares of Petros Common Stock potentially issuable upon the achievement of certain milestones set forth in the Merger Agreement. The milestones are for the achievement of stock price and market capitalization, as defined over a two-year period.

Market Capitalization/Gross Proceeds Earnout Payments

In connection with the Mergers, each security holder of Metuchen received an equity classified earnout consideration to be paid in the form of Petros Common Stock if the Closing Price (as defined in the Merger Agreement) per share of stock of Petros' Common Stock equals or exceeds certain milestones set forth in the Merger Agreement, as discussed below. Each milestone earnout payment was only achievable and payable one time and upon attainment of such milestone earnout payment. In no event will the sum of the milestone earnout payments be greater than 400,000 shares of Petros Common Stock. The earnout expired on December 2, 2022.

In connection with the Mergers, each security holder of Metuchen received the right to receive earnout consideration, which is liability classified, to be paid in the form of Petros Common Stock if either Petros' Market Capitalization (as defined in the Merger Agreement) or Petros receives aggregate gross proceeds that equals or exceeds certain milestones set forth in the Merger Agreement. Each milestone earnout payment is only achievable and payable one time and upon attainment of such milestone. In no event will the sum of the milestone earnout payments be greater than 1,023,209 shares of Petros Common Stock. As of December 31, 2022, the milestones were not achieved prior to earnout expiry. The fair value of the derivative liability was $0.0 million as of December 31, 2022. For the year ended December 31, 2022, the Company recognized a gain on the revaluation of the derivative liability of $0.5 million.

11) Stock Options and Restricted Stock Units ("RSUs")

The Company established the 2020 Omnibus Incentive Compensation plan (the "2020 Plan") which provides for the grants of awards to our directors, officers, employees, and consultants of 107,834. The 2020 Plan authorizes the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards and cash-based awards. On December 22, 2021, our stockholders approved the Second Amendment to the 2020 Plan to increase the total number of shares of common stock issuable under the 2020 Plan by 152,166 shares to a total of 260,000 shares of common stock. On September 14, 2023, our stockholders approved the Third Amendment to the 2020 Plan to increase the total number of shares of common stock issuable under the 2020 Plan by 2,500,000 shares to a total of 2,760,000 shares of common stock. As of December 31, 2023, there were 2,760,000 shares authorized and 2,158,658 shares available for issuance under the 2020 Plan.

The following is a summary of stock options for the years ended December 31, 2023, and 2022:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($ in thousands)
Options outstanding at December 31, 2021	61,567	$ 33.80	9.23	$—
Options granted	5,000	33.40		
Less: options expired/cancelled	(7,500)	(32.10)		
Options outstanding at December 31, 2022	59,067	$ 34.02	8.29	$—
Options granted	455,066	1.27		
Less: options forfeited	(5,000)	(33.40)		
Options outstanding at December 31, 2023	509,133	$ 4.75	9.46	$66
Options exercisable at December 31, 2023	138,600	$ 14.15	8.90	$—

The following is a summary of RSUs for the years ended December 31, 2023, and 2022:

	Number of Shares	Weighted-Average Price
RSUs outstanding at December 31, 2021	11,642	$ 32.90
RSUs granted	30,927	11.90
Less: RSUs forfeited	—	—
Less: RSUs expired/cancelled	—	—
Less: RSUs vested	(2,331)	(30.90)
RSUs outstanding at December 31, 2022	40,238	$ 16.87
RSUs granted	—	—
Less: RSUs forfeited	—	—
Less: RSUs expired/cancelled	—	—
Less: RSUs vested	(40,238)	(16.87)
RSUs outstanding at December 31, 2023	—	$ —

On January 4, 2022, pursuant to a consulting agreement, the Company awarded a grant of 5,000 options to purchase shares of common stock of the Company at an exercise price of $33.40 per share. The shares of common stock underlying the options vested 100% upon issuance.

On April 7, 2022, the Company awarded the four Directors grants of 24,876 total RSUs with a stock price of $11.90 per share. The RSUs shall vest 100% on the one-year anniversary of the date of grant. Also on April 7, 2022, Tania King, an employee of Juggernaut Capital Partners LLP, pursuant to her contract, was granted 6,050 RSUs with a stock price of $11.90 per share. The RSUs shall vest 100% on the one-year anniversary of the date of grant. On September 2, 2022, Ms. King RSUs vested.

On April 10, 2023, the Company awarded four Directors grants totaling 156,000 options with an exercise price of $0.99 per share, vesting 100% on the one-year anniversary of the date of grant. On December 21, 2023, the Company awarded four Directors grants totaling 160,000 options which vest 100% on April 10, 2024; granted two executives and one employee options totaling 139,066 options with an exercise price of $1.41 per share, of which 84,533 options vesting immediately upon issuance and 54,533 vesting upon one executive meeting certain Company performance milestones. As of December 31, 2023, management determined it was not probable that these performance milestones will be met. The Company used the Black Scholes valuation method to determine fair value assuming the following: dividend rate of 0%, implied volatility of 107.1%, a weighted-average risk-free interest rate of 3.7%, and have a fair value of $1.01 per share.

Stock-based compensation expense recognized for the years ended December 31, 2023, and 2022, was $417,230 and $1,195,076, respectively, and is recorded in general and administrative expenses in the consolidated statements of operations. As of December 31, 2023, unrecognized stock-based compensation expense (excluding performance awards) is approximately $197,000 to be recognized over a term of 0.27 years.

12) Common Stock Warrants

Pursuant to the Private Placement (see Note 19), the Company issued to investors Warrants to purchase 6,666,668 shares of Common Stock, with an exercise price of $2.25 per share (subject to adjustment), for a period of five years from the date of issuance. In connection with the Private Placement, pursuant to the Engagement Letter, between the Company and the Placement Agent, the Company issued the Placement Agent warrants to purchase shares of Common Stock equal to 8% of the number of shares of common stock that the Preferred Shares are initially convertible into (533,333 warrant shares), with an exercise price of $2.25 per share and a five-year term (the "Placement Agent Warrants" collectively the "Warrants").

The Warrants were originally determined to be within the scope of ASC 815 as they are puttable to the Company at the Holders' election upon the occurrence of a Fundamental Transaction (as defined in the agreements). As such, the Company recorded the Warrants as a liability at fair value with subsequent changes in fair value recognized in earnings. The Company utilized the Black Scholes Model to calculate the value of these warrants issued during the year ended December 31, 2023. The fair value of the Warrants of $21,544,000 was estimated at the date of issuance using the following weighted average assumptions: dividend yield 0%; expected term of 5.0 years; equity volatility of 110.0%; and a risk-free interest rate of 3.93%.

Transaction costs incurred attributable to the issuance of the Warrants of $2,855,000 were immediately expensed in accordance with ASC 480.

On March 21, 2024, the Company entered into waiver and amendment agreements with the investors effective December 31, 2023, which modified certain terms and conditions of the Warrants, including modifying the form of consideration that the Holders' could receive upon the occurrence of a Fundamental Transaction (the "Warrant Amendment"), specifically, the Holders can only receive the same consideration as common stockholders upon a Fundamental Transaction. The modification resulted in the reclassification of the Warrants to be considered equity classified as they were no longer in the scope of ASC 815. In accordance with ASC 815-40, the Company remeasured the Warrants at fair value as of December 31, 2023, the effective date of the modification, and recognized the change in fair value as a non-cash gain and reclassified the Warrants to additional paid-in capital at December 31, 2023 (see below).

During the year ended December 31, 2023, the Company recorded a gain of $13,974,000 related to the change in fair value of the warrant liability which is recorded in other income (expense) on the Statements of Operations. The fair value of the Warrants of $7,570,000 was estimated at December 31, 2023, prior to the effective date of the Warrant Amendment, utilizing the Black Scholes Model using the following weighted average assumptions: dividend yield 0%; remaining term of 4.53 years; equity volatility of 115.0%; and a risk-free interest rate of 3.88%. As a result of the Warrant Amendment, the Company reclassified the remaining fair value of the Warrants of $7,570,000 to additional paid-in capital.

The following is a summary of warrants for the years ended December 31, 2023, and 2022:

	Number of Warrants	Weighted-Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value ($ in thousands)
Warrants outstanding – December 31, 2021	1,004,115	$105.85	4.5	$ —
Warrants issued in 2022	—	—	—	—
Warrants outstanding – December 31, 2022	1,004,115	$105.85	3.5	$ —
Warrants issued in 2023	7,200,002	2.25		
Warrants expired in 2023	(278)	(16.00)		
Warrants outstanding – December 31, 2023	8,203,839	$ 14.93	4.3	$ —

13) Dilutive convertible securities

The following table summarizes the potentially dilutive securities convertible into common shares that were excluded from the calculation of diluted net loss per share because their inclusion would have been antidilutive:

	For the Years Ended December 31,	
	2023	2022
Stock options	509,133	59,067
RSUs	—	40,238
Series A Convertible Preferred stock	5,985,519	—
Warrants	8,203,839	1,004,115
Total	14,698,491	1,103,420

14) Marketing, Licensing and Distribution Agreements

(a) Vivus

On September 30, 2016, the Company entered into a License and Commercialization Agreement (the "License Agreement") with Vivus, Inc ("Vivus") to purchase and receive the license for the commercialization and exploitation of Stendra® for a one-time fee of $70 million. The License Agreement gives the Company the right to sell Stendra® in the U.S and its territories, Canada, South America, and India. In December 2000, Vivus originally was granted the license from Mitsubishi Tanabe Pharma Corporation ("MTPC") to develop, market, and manufacture Stendra®. Stendra® was approved by the Food and Drug Administration ("FDA") in April 2012 to treat male erectile dysfunction.

Under the License Agreement, the Company will pay MTPC a royalty of 5% on the first $500 million of net sales and 6% of net sales thereafter. In consideration for the trademark assignment and the use of the trademarks associated with the product and the Vivus technology, the Company shall (a) during the first, second, and third years following the expiration of the Royalty Period in a particular country in the Company's territory, pay to Vivus a royalty equal to 2% of the net sales of products in such territory; and (b) following the fourth and fifth years following the end of the Royalty Period in such territory, pay to Vivus a royalty equal to 1% of the net sales of products in such territory. Thereafter, no further royalties shall be owed with respect to net sales of Stendra® in such territory.

In addition, the Company will be responsible for a pro-rata portion of a $6 million milestone payment to be paid once $250 million in sales has been reached on the separate revenue stream of Stendra®. Should the $250 million of sales threshold be reached, the Company will be responsible for $3.2 million of the milestone payment.

In connection with the License Agreement, the Company and Vivus also entered into a Supply Agreement on the effective date of the License Agreement, which has since been terminated, effective September 30, 2021.

On January 18, 2022, Petros and Vivus entered into a Settlement Agreement (the "Vivus Settlement Agreement") related to the minimum purchase requirements under the Vivus Supply Agreement in 2018, 2019 and 2020 and certain reimbursement rights asserted by a third-party retailer in connection with quantities of the Company's Stendra® product that were delivered to the third-party retailer and later returned. In connection with the Vivus Settlement Agreement, Petros retained approximately $7.3 million of Active Pharmaceutical Ingredient ("API") inventory under the Vivus Supply Agreement. In exchange for the API and reduction of current liabilities after prepayment of $900,000, Petros executed an interest-bearing promissory note (the "Note") in favor of Vivus in the principal amount of $10,201,758, which the Company believes approximates fair value (See Note 8).

In addition to the payments to be made in accordance with the Note, the Company further agreed in the Vivus Settlement Agreement to (i) grant to Vivus a right of first refusal to provide certain types of debt and convertible equity (but not preferred equity) until the Note is paid in full, and (ii) undertake to make certain regulatory submissions to effectuate Vivus' ability to exercise its rights under the License Agreement. On January 18, 2022, the Company made a prepayment of the obligations under the Note in the amount of $900,000, and a payment of $1,542,904 with respect to a purchase order made in 2021 to Vivus. In consideration of these payments and upon the Company's satisfaction of certain regulatory submissions Vivus released 100% of the quantity of bulk Stendra® tablets by the end of the first quarter 2022.

As a result of entering into the Vivus Settlement Agreement, the Company decreased accrued expenses by $6.5 million and decreased accrued inventory purchases by $14.2 million; which were partially offset by a decrease in API purchase commitments of $6.2 million and an increase to liabilities for the Note of $10.2 million (which is net of the $0.9 million prepayment on the Note). As a result, the Company recorded a $3.4 million gain on settlement.

As of December 31, 2023, and 2022, the Company has $0.0 and $0.0 million, respectively, of accrued inventory purchases related to the Company's minimum purchase obligations with Vivus for raw material or API inventory. API inventory is not a finished good. The Company has $1.2 million of API which is classified as prepaid inventory. The additional API inventory that the Company does not have title to is classified as API

Product in either other current assets or other assets, depending on whether the Company expects to take title to the product within one year from the date of the financial statements. As of December 31, 2023, and 2022, there was $0.7 million and $0.7 million respectively included in other current assets (see Note 5 Prepaid and Other Current Assets). As of December 31, 2023, and 2022, there was $4.2 million and $5.1 million included as other assets on the accompanying consolidated balance sheets, respectively. The Company reviews its inventory levels and purchase commitments for excess amounts that it is required to purchase but projects it will not be able to sell prior to product expiry. The Company did not record any reserve for the years ended December 31, 2023, and 2022.

During the years ended December 31, 2023, and 2022, the Company incurred royalties to MTPC for Stendra[(R)] of $114,319 and $136,732, respectively. Royalties incurred were included in cost of goods sold in the consolidated statements of operations. As of December 31, 2023, and 2022, the Company had a receivable for royalties of $56,503 and $106,115, respectively, which is included in other current assets in prepaid expenses and other current assets (see Note 5 Prepaid and Other Current Assets).

The license agreement between MTPC and Vivus ("MTPC License") contains certain termination rights that would allow MTPC to terminate the agreement if Vivus were to breach any of the terms of the MTPC License or become insolvent or bankrupt. In the event that MTPC terminates the MTPC License with Vivus because of any contractual breach the Company has step-in rights with MTPC, which would allow the Company to continue to sell Stendra[®].

(b) Patheon

Following the termination of the Vivus Supply Agreement, Petros, through its subsidiary Metuchen, entered into a Technology Transfer Service Agreement on January 20, 2022, with Patheon Pharmaceuticals Inc., part of Thermo Fisher Scientific ("Patheon"), pursuant to which the Company and Patheon agreed to collaborate as strategic partners for commercial production of Stendra[®] tablets at Patheon's facilities in Cincinnati, Ohio. Under the Agreement, Patheon or one of its affiliates will provide pharmaceutical development and technology transfer services in order to establish and validate its ability to manufacture supply of the Company's Stendra[®] product. Any commercial sale of product manufactured during the performance of the Agreement must be subject to a subsequent commercial manufacturing services agreement (with associated quality agreement) between the parties before it can be offered for commercial sale.

15) Commitments and Contingencies

Legal Proceedings

On July 14, 2020, Greg Ford, the Chief Executive Officer of the Company, was terminated. On July 14, 2020, Mr. Ford, through his attorney, claimed that he was entitled to severance pay pursuant to an employment agreement following the termination of his employment on that same date. This claim is currently at an early stage where the Company is unable to determine the likelihood of any unfavorable outcome.

From time to time, we are involved in various legal matters arising in the normal course of business. We do not expect the outcome of such proceedings, either individually or in the aggregate, to have a material effect on our financial position, cash flows or results of operations.

16) Income Taxes

The current and deferred income tax expense (benefit) for the years ended December 31, 2023, and 2022 is as follows:

	For the Years Ended December 31,	
	2023	2022
Current expense (benefit):		
Federal	$ —	$ —
State	—	—
Total current expense (benefit)	—	—
Deferred expense (benefit):		
Federal	—	—
State	—	—
Total deferred expense (benefit)	—	—
Total income tax expense (benefit)	$ —	$ —

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

	For the Years Ended December 31,	
	2023	2022
Income at US statutory rate	21.00%	21.00%
State taxes, net of federal benefit	3.85%	1.56%
Change in Fair Value of Derivative Liability	6.66%	—%
Revaluation of Warrants	35.95%	—%
Warrant Issuance Costs	(7.34)%	—%
Loss on Issuance of Preferred Stock	(28.53)%	—%
Change in State Rate	11.25%	—%
Valuation allowance	(43.74)%	(23.98)%
Other	0.90%	1.42%
Effective income tax rate	0.00%	0.00%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023, and December 31, 2022, are as follows:

	For the Years Ended December 31,	
	2023	2022
Accruals	$ 221,841	$ 229,348
Intangible assets	(737,719)	(818,127)
Depreciation and amortization	7,458,252	7,379,214
Expenses not currently deductible	982,475	1,140,594
Net operating loss carryforwards	9,475,773	6,013,400
Interest expense limitation	251,023	226,588
Stock-based compensation	400,813	2,882,814
Valuation allowance	(18,052,458)	(17,053,830)
Total deferred tax asset (liability)	$ —	$ —

The valuation allowance recorded by the Company as of December 31, 2023, and 2022 resulted from the uncertainties of the future utilization of deferred tax assets relating primarily to net operating loss ("NOL") carryforwards for federal and state income tax purposes. Realization of the NOL carryforwards is contingent on future taxable earnings. The deferred tax asset was reviewed for expected utilization using a "more likely than not" approach by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, a full valuation allowance continues to be recorded against the Company's deferred tax assets, as it was determined based upon past and projected future losses that it was "more likely than not" that the Company's deferred tax assets would not be realized. The cumulative valuation allowance as of December 31, 2023, is $18.1 million, which will be reduced if and when the Company determines that the deferred income tax assets are more likely than not to be realized.

As of December 31, 2023, the Company's estimated aggregate total NOLs were $40.4 million for U.S. federal purposes with an indefinite life due to regulations set forth in the Tax Cuts and Jobs Act of 2017 ("TCJA"). The future utilization of the NOLs are limited to 80% of taxable income. The Company has not completed an IRC Section 382 analysis regarding the limitation of NOL carryforwards. As of December 31, 2023, the Company's estimated State NOLs were $17.9 million.

The Company files its tax return' in the U.S. federal jurisdiction, as well as in various state and local jurisdictions. The Company is not currently under audit in any taxing jurisdictions. The federal statute of limitations for audit consideration is 3 years from the filing date, and generally states implement a statute of limitations between 3 and 5 years.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2023, the Company has not recorded any uncertain tax positions in its consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheet.

Provision enacted in the TCJA related to the capitalization for tax purposes of research and experimental expenditures became effective on January 1, 2022. This provision requires us to capitalize research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where the research is conducted. This provision is not expected to have a material impact on our calendar year 2023 effective tax rate on a net basis or our cash paid for taxes due to our net operating loss position.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. Exceptions may apply, for example, if the repurchases are less than $1,000 or issued to employees. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Management believes that this will not have a material impact on its financial statements.

17) Defined Contribution Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. Eligible employees can contribute to the defined contribution plan, subject to certain limitations, on a pre-tax basis. The Company matches up to 100% of the first 6% of each employee's contribution and is recognized as expense in general and administrative expenses on the consolidated statement of operations. Employer contributions were $64,062 and $51,276 for the years ended December 31, 2023, and 2022, respectively.

18) Segment Information

The Company manages its operations through two segments. The Company's two segments, Prescription Medications and Medical Devices, focus on the treatment of male erectile dysfunction. The Prescription Medications segment consists primarily of operations related to Stendra®, which is sold generally in the United States. The Medical Devices segment consists primarily of operations related to vacuum erection devices, which are sold domestically and internationally. The Company separately presents the costs associated with certain corporate functions as Corporate, primarily consisting of unallocated operating expenses including costs that were not specific to a particular segment but are general to the group, expenses incurred for administrative and accounting staff, general liability and other insurance, professional fees and other similar corporate expenses. Interest and other income (expense), net is also not allocated to the operating segments.

The Company's results of operations by reportable segment for the year ended December 31, 2023, are summarized as follows:

For the Year Ended December 31, 2023	Prescription Medications	Medical Devices	Corporate	Consolidated
Net sales	$ 2,286,373	$3,536,015	$ —	$ 5,822,388
Cost of goods sold	277,490	1,353,730	—	1,631,220
Selling, general and administrative expenses	1,736,512	1,885,489	5,639,470	9,261,471
Warrant issuance costs	—	—	2,855,000	2,855,000
Research and development expenses	2,272,069	137,025	—	2,409,094
Depreciation and amortization expense	2,285,175	997,792	—	3,282,967
Change in fair value of derivative liability	—	—	(2,590,000)	(2,590,000)
Change in fair value of warrant liability	—	—	(13,974,000)	(13,974,000)
Interest income	—	—	(515,311)	(515,311)
Interest expense, promissory note	—	—	536,138	536,138
Loss on issuance of Series A Preferred Stock	—	—	11,088,997	11,088,997
Net loss	$(4,284,873)	$ (838,021)	$ (3,040,294)	$ (8,163,188)

The Company's results of operations by reportable segment for the year ended December 31, 2022, are summarized as follows:

For the Year Ended December 31, 2022	Prescription Medications	Medical Devices	Corporate	Consolidated
Net sales	$ 2,734,639	$ 3,257,415	$ —	$ 5,992,054
Cost of goods sold	949,197	1,340,221	—	2,289,418
Selling, general and administrative expenses	4,947,466	1,685,678	5,576,018	12,209,162
Gain on settlement with Vivus	(3,389,941)	—	—	(3,389,941)
Research and development expenses	1,541,714	198,566	—	1,740,280
Depreciation and amortization expense	4,442,922	1,155,962	—	5,598,884
Intangible asset impairment	7,460,000	—	—	7,460,000
Change in fair value of derivative liability	—	—	(460,000)	(460,000)
Interest income	(14,194)	—	—	(14,194)
Interest expense, promissory note	—	—	596,018	596,018
Net loss	$(13,202,525)	$(1,123,012)	$(5,712,036)	$(20,037,573)

The following table reflects net sales by geographic region for the years ended December 31, 2023, and 2022:

	For the Years Ended December 31,	
Net sales	2023	2022
United States	$4,526,635	$4,799,132
International	1,295,753	1,192,922
	$5,822,388	$5,992,054

No individual country other than the United States accounted for 10% of total sales for the year ended December 31, 2023, and 2022.

The Company's assets by reportable segment and reconciliation of segment assets to consolidated assets as of December 31, 2023, are summarized as follows:

	Prescription Medications	Medical Devices	Consolidated
Intangible assets, net	$ 4,903,749	$4,067,988	$ 8,971,737
Total segment assets	$27,891,180	$5,904,615	$33,795,795

The Company's assets by reportable segment and reconciliation of segment assets to consolidated assets as of December 31, 2022, are summarized as follows:

	Prescription Medications	Medical Devices	Consolidated
Intangible assets, net	$ 7,178,704	$5,065,780	$12,244,484
Total segment assets	$25,831,048	$6,590,166	$32,421,214

19) Private Placement

On July 13, 2023, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors (the "Investors"), pursuant to which we agreed to sell in a private placement to the Investors (i) an aggregate of 15,000 shares of our newly-designated Series A Convertible Preferred Stock, with a par value of $0.0001 per share and a stated value of $1,000 per share (the "Series A Preferred Stock"), initially convertible into up to 6,666,668 shares of our common stock, par value $0.0001 per share (the "Common Stock") at an initial conversion price of $2.25 per share (the "Series A Preferred Shares"), and (ii) warrants to acquire up to an aggregate of 6,666,668 shares of Common Stock (the "Warrants") at an initial exercise price of $2.25 per share (collectively, the "Private Placement"). Pursuant to the terms of the Certificate of Designations of Series A Convertible Preferred Stock (the "Certificate of Designations") and the Warrants, each of the Conversion Price (as defined below) and the exercise price and the number of shares underlying the Warrants is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). As of December 31, 2023, the Conversion Price and the exercise price of the Warrants was equal to $2.25 per share.

The Private Placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The closing of the Private Placement occurred on July 17, 2023. The aggregate net proceeds from the Private Placement were $13,740,003. We intend to use the net proceeds from the Private Placement for general corporate purposes.

We engaged Katalyst Securities LLC (the "Placement Agent") to act as exclusive placement agent in connection with the Private Placement. Pursuant to an Engagement Letter with the Placement Agent, we paid to the Placement Agent or its designees (i) a cash fee equal to 8% of the gross proceeds of the Private Placement and (ii) warrants to acquire up to an aggregate of 533,334 shares of Common Stock (the "Placement Agent Warrants") on the same terms as the Warrants.

Transaction costs totaling $2,855,000 were incurred related to the Private Placement and consisted of $1,260,000 in cash expenses for placement agent and legal fees and $1,595,000 representing the fair value of the Placement Agent Warrants. These costs were proportionately allocated to the Series A Preferred Stock and Warrants based on the allocated gross proceeds of the instruments. Accordingly, none of the transaction costs were allocated against the carrying value of the Preferred Stock and $2,855,000 of transaction costs were immediately expensed related to the Warrants which are accounted for under ASC 480 (see Note 12).

Series A Preferred Stock

The terms of the Series A Preferred Shares are as set forth in the form of Certificate of Designations. The Series A Preferred Shares will be convertible into shares of Common Stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $2.25 (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). We are required to redeem the Series A Preferred Shares in 13 equal monthly installments, commencing on November 1, 2023. The amortization payments due upon such redemptions are payable, at our election, in cash at 107% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of common stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Common Stock during the thirty trading day period immediately prior to the date the amortization payment is due or (B) the lower of $0.396, which is 20% of the "Minimum Price" (as defined in Nasdaq Stock Market Rule 5635) on the date of the Nasdaq Stockholder Approval (as defined below) or such lower amount as permitted, from time to time, by the Nasdaq Stock Market, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events. We may require holders to convert their Series A Preferred Shares into Conversion Shares if the closing price of the Common Stock exceeds $6.75 per share (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) for 20 consecutive trading days and the daily dollar trading volume of the Common Stock exceeds two million dollars ($2,000,000) per day during the same period and certain equity conditions described in the Certificate of Designations are satisfied.

The holders of the Series A Preferred Shares are entitled to dividends of 8% per annum, compounded monthly, which are payable, at our option, in cash or shares of Common Stock, or in a combination thereof, in accordance with the terms of the Certificate of Designations. On September 29, 2023, we filed an amendment to the Certificate of Designations with the Secretary of State for the State of Delaware, pursuant to which the terms of the Series A Preferred Stock were amended to permit certain additional procedures for the payment of redemptions and conversions Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series A Preferred Shares will accrue dividends at the rate of 15% per annum. In connection with a Triggering Event, each holder of Series A Preferred Shares will be able to require us to redeem in cash any or all of the holder's Series A Preferred Shares at a premium set forth in the Certificate of Designations. Upon conversion or redemption, the holders of the Series A Preferred Shares are also entitled to receive a dividend make-whole payment. The holders of Series A Preferred Shares have no voting rights on account of the Series A Preferred Shares, other than with respect to certain matters affecting the rights of the Series A Preferred Shares.

During December 2023, the Company issued as equity awards shares of Common Stock and options to purchase shares of Common Stock representing an aggregate of 348,711 shares of Common Stock and shares of Common Stock issuable upon exercise of the options to certain directors, officers, and employees of the Company, representing an aggregate number of shares of Common Stock in excess of 5% of the shares of Common Stock issued and outstanding immediately prior to the date of the Purchase Agreement (the "December Issuances"). Under the terms of the Certificate of Designations, the Conversion Price of the Series A Preferred Shares was required to be adjusted as a result of the December Issuances. On March 21, 2024, the Company entered into waiver and amendment agreements with investors effective December 31,

2023, in which the investors waived the contractual requirement to adjust the Conversion Price related to the December Issuances and designated the December Issuances as Excluded Securities as defined in the Certificate of Designations.

The Series A Preferred Shares were determined to be more akin to a debt-like host than an equity-like host. The Company identified the following embedded features that are not clearly and closely related to the debt host instrument: 1) make-whole interest upon a contingent redemption event, 2) make-whole interest upon a conversion event, 3) an installment redemption upon an Equity Conditions Failure (as defined in the Certificate of Designation), and 4) variable share-settled installment conversion. These features were bundled together, assigned probabilities of being affected and measured at fair value. Subsequent changes in fair value of these features are recognized in the Consolidated Statements of Operations. The Company estimated the $6,140,000 fair value of the bifurcated embedded derivative at issuance using a Monte Carlo simulation model, with the following inputs the fair value of our common stock of $3.54 on the issuance date, estimated equity volatility of 165.0%, estimated traded volume volatility of 790.0%, the time to maturity of 1.38 years, a risk free rate of 5.0%, a discounted market interest rate of 8.1%, dividend rate of 8.0%, a penalty dividend rate of 15.0%, and probability of default of 9.7%. The fair value of the bifurcated derivative liability was estimated utilizing the with and without method which uses the probability weighted difference between the scenarios with the derivative and the plain vanilla maturity scenario without a derivative.

The discount to the fair value is included as a reduction to the carrying value of the Series A Preferred Shares. During the year ended December 31, 2023, the Company recorded a total discount of $15,000,000 upon issuance of the Series A Preferred Shares, which was comprised of the issuance date fair value of the associated embedded derivative of $6,140,000 and the difference between the remaining gross proceeds after allocation to the derivative liability and the residual fair value of the Series A Preferred Shares of $8,860,003, which represents the portion of the Warrant liability allocated to the discount. It was deemed probable that the Series A Preferred Shares will become redeemable, the Company accreted the Series A Preferred Shares from inception to December 31, 2023, pursuant to ASC 480-10-S99-3A utilizing the effective interest method. As the fair value of the liabilities required to be subsequently measured at fair value exceeded the net proceeds received, the Company recognized the excess of the fair value over the net proceeds received as a loss upon issuance of preferred stock of $11,088,997 which is included in other income (expense) in the Consolidated Statement of Operations.

During the year ended December 31, 2023, the Company recorded a gain of $2,590,000 related to the change in fair value of the derivative liability which is recorded in other income (expense) on the Consolidated Statements of Operations. The Company estimated the $3,550,000 fair value of the bifurcated embedded derivative at December 31, 2023 using a Monte Carlo simulation model, with the following inputs the fair value of our common stock of $1.41 on the valuation date, estimated equity volatility of 115.0%, estimated traded volume volatility of 435.0%, the time to maturity of 0.92 years, risk free rate of 4.9%, a discounted market interest rate of 14.0%, dividend rate of 8.0%, a penalty dividend rate of 15.0%, and probability of default of 10.1%.

As of December 31, 2023, the Company has notified the investors of its intention to redeem the upcoming installments due in cash and recorded a liability of $2,047,582 representing the cash payable to investors which includes $1,726,352 of the stated value of the Series A Preferred Shares, $187,277 of accrued dividends payable, and $133,955 for the cash premium which was recognized as a deemed dividend. As of December 31, 2023, the Company has redeemed an aggregate 2,930 Series A Preferred Shares for cash of $1,998,901 and issued 822,112 shares of Common Stock, elected pursuant to the terms of the Certificate of Designations, worth $1,195,745 in relief of the accrued Series A Preferred Stock payments payable. As of December 31, 2023, the Company has recognized $821,456 of preferred dividends which is comprised of $556,733 of preferred dividends at the stated dividend rate and $264,723 of deemed dividends for cash premium for installment redemptions.

We are subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Certificate of Designations), distributions or redemptions, and the transfer of assets, among other matters.

There is no established public trading market for the Series A Preferred Shares and we do not intend to list the Series A Preferred Shares on any national securities exchange or nationally recognized trading system.

Warrants

The Warrants became exercisable for shares of Common Stock (the "Warrant Shares") immediately upon issuance, at an initial exercise price of $2.25 per share (the "Exercise Price") and expire five years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Exercise Price (subject to certain exceptions). Upon any such price-based adjustment, the number of Warrant Shares issuable upon exercise of the Warrants will be increased proportionately. There is no established public trading market for the Warrants and we do not intend to list the Warrants on any national securities exchange or nationally recognized trading system.

On March 21, 2024, the Company entered into an Omnibus Waiver and Amendment (the "Waiver and Amendment") with the Investors in the Private Placement, effective as of December 31, 2023. The Waiver and Amendment amended certain terms of the Warrants relating to the rights of the holders of the Warrants to provide that, in the event of a Fundamental Transaction (as defined in the Warrants) that is not within our control, including not approved by the Company's Board of Directors, the holder of a Warrant shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of such Warrant, that is being offered and paid to the holders of our common stock in connection with the Fundamental Transaction.

Registration Rights

In connection with the Private Placement, we entered into a Registration Rights Agreement with the Investors (the "Registration Rights Agreement"), pursuant to which we agreed to file a resale registration statement (the "Registration Statement") with the SEC to register for resale 200% of the Conversion Shares and the Warrant Shares promptly following the Closing Date, but in no event later than 30 calendar days after the effective date of the Registration Rights Agreement, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). We filed a registration statement on Form S-3 covering such securities, which registration statement, as amended, was declared effective on September 18, 2023. Under the Registration Rights Agreement, we are obligated to pay certain liquidated damages to the investors if we fail to file the Registration Statement when required, fails to file or cause the Registration Statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the Registration Statement.

Nasdaq Stockholder Approval

Our ability to issue Conversion Shares and Warrant Shares using shares of Common Stock is subject to certain limitations set forth in the Certificate of Designations. Prior to receiving the Nasdaq Stockholder Approval, such limitations included a limit on the number of shares that may be issued until the time, if any, that our stockholders have approved the issuance of more than 19.99% of our outstanding shares of Common Stock in accordance with the rules of the Nasdaq Stock Market (the "Nasdaq Stockholder Approval"). In the Purchase Agreement we agreed to seek the Nasdaq Stockholder Approval at a meeting of stockholders, and we received the Nasdaq Stockholder Approval at a special meeting of stockholders held on September 14, 2023. Our directors and officers, who held approximately 29% of issued and our outstanding Common Stock as of the date of the Purchase Agreement, were party to a voting agreement pursuant to which, among other things, each party agreed, solely in their capacity as a stockholder, to vote all of their shares of Common Stock in favor of the approval of the Nasdaq Stockholder Approval and against any actions that could adversely affect our ability to perform our obligations under the Purchase Agreement. The voting agreement also placed certain restrictions on the transfer of the shares of Common Stock held by the signatories thereto.

20)   Fair Value Measurements

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the year ended December 31, 2023. The carrying amounts of cash equivalents, accounts receivable, other current assets, other assets, accounts payable, and accrued expenses approximated their fair values as of December 31, 2023, due to their short-term nature. The fair value of the bifurcated embedded derivative related to the convertible preferred stock was estimated using a Monte Carlo simulation model, which uses as inputs the fair value of our common stock and estimates for the equity volatility and traded volume volatility of our common stock, the time to maturity of the convertible preferred stock, the risk-free interest rate for a period that approximates the time to maturity, dividend rate, a penalty dividend rate, and our probability of default. The fair value of the warrant liability was estimated using the Black Scholes Model which uses as inputs the following weighted average assumptions: dividend yield, expected term in years; equity volatility; the stock price and risk-free interest rate.

Fair Value on a Recurring Basis

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The estimated fair value of the warrant liability and bifurcated embedded derivatives represent Level 3 measurements. The following table presents information about the Company's liabilities that are measured at fair value on a recurring basis at December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31 2023
Liabilities:		
Bifurcated embedded derivative liability	3	$3,550,000

The following table sets forth a summary of the change in the fair value of the warrant liability that is measured at fair value on a recurring basis:

Balance on December 31, 2022	$ —
Issuance of warrants reported at fair value	21,544,000
Change in fair value of warrant liability	(13,974,000)
Reclassification of warrant liability to equity upon amendment	(7,570,000)
Balance on December 31, 2023	$ —

The following table sets forth a summary of the change in the fair value of the bifurcated embedded derivative liability that is measured at fair value on a recurring basis:

Balance on December 31, 2022	$ —
Issuance of convertible preferred stock with bifurcated embedded derivative	6,140,000
Change in fair value of bifurcated embedded derivative	(2,590,000)
Balance on December 31, 2023	$ 3,550,000

21) Related Party Transactions

On November 28, 2023, the Board approved a payment to JCP III AIV of $125,000 in recognition of various management and advisory services previously provided to the Company by JCP III AIV.

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statements of Petros Pharmaceuticals, Inc. on Form S-1 (No.'s 333-261618 and 333-261043), Form S-3 (No. 333-273935) and Form S-8 (No.'s 333-268961 and 333-252339) of our report dated April 1, 2024, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Petros Pharmaceuticals, Inc. as of and for the year ended December 31, 2023, which report is included in this Annual Report on Form 10-K of Petros Pharmaceuticals, Inc. for the year ended December 31, 2023.

/s/ Marcum LLP

Marcum LLP
East Hanover, New Jersey
April 1, 2024

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Petros Pharmaceuticals, Inc. and Subsidiaries on Form S-1 (No. 333-261043 and No. 333-261618) Form S-3 (No. 333-273935) and Form S-8 (No. 333-268961 and 333-252339) of our report dated March 31, 2023, on our audit of the consolidated financial statements as of December 31, 2022, and for year then ended, which report is included in this Annual Report on Form 10-K to be filed on or about April 1, 2024. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
April 1, 2024

Exhibit 31.1

CERTIFICATION

I, Fady Boctor, certify that:

1. I have reviewed this annual report on Form 10-K of Petros Pharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

/s/ Fady Boctor
_____
Fady Boctor
Chief Commercial Officer and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mitchell Arnold, certify that:

1. I have reviewed this annual report on Form 10-K of Petros Pharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

/s/ Mitchell Arnold
_____
Mitchell Arnold
Vice President of Finance and Principal Financial Officer

Exhibit 32

CERTIFICATION

In connection with the periodic report of Petros Pharmaceuticals, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023, as filed with the Securities and Exchange Commission (the "Report"), we, Fady Boctor, Chief Commercial Officer and Principal Executive Officer of the Company, and Mitchell Arnold, Vice President of Finance and Principal Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to our knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: April 1, 2024

/s/ Fady Boctor
_____
Fady Boctor
Chief Commercial Officer and Principal Executive Officer

/s/ Mitchell Arnold
_____
Mitchell Arnold
Vice President of Finance and Principal Financial Officer

(This page has been left blank intentionally.)

Exhibit 97.1

PETROS PHARMACEUTICALS, INC.
Compensation Recovery Policy

This Compensation Recovery Policy (this "***Policy***") of Petros Pharmaceuticals, Inc. (the "***Company***") is hereby adopted as of November 28, 2023 in compliance with Rule 5608 of the Nasdaq Rules. Certain terms used herein shall have the meanings set forth in *"Section 3. Definitions"* below.

Section 1.   Recovery Requirement

Subject to Section 4 of this Policy, in the event the Company is required to prepare an Accounting Restatement, then the Board and Committee hereby direct the Company, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount, if any, of Erroneously Awarded Compensation received by such Executive Officer, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement.

The Board or the Committee may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of Erroneously Awarded Compensation previously received by an Executive Officer, together with any expenses reasonably incurred as described below in connection with the recovery of such Erroneously Awarded Compensation, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and (e) any other method authorized by applicable law or contract.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

The Company's right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the SEC.

Section 2.   Incentive-Based Compensation Subject to this Policy

This Policy applies to all Incentive-Based Compensation received by each Executive Officer on or after the Effective Date:

(i)   if such Incentive-Based Compensation was received on and after the date such person became an Executive Officer of the Company;

(ii)   if such Executive Officer served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation;

(iii)   while the Company has a class of securities listed on a national securities exchange or a national securities association; and

(iv)   during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement (including any transition period that results from a change in the Company's fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year).

This Policy shall apply and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including, without limitation, any employment contract, indemnification agreement, equity or bonus agreement, or equity or bonus plan document.

Section 3. Definitions:

For purposes of this Policy, the following terms have the meanings set forth below:

- "***Accounting Restatement***" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a "Big R" restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a "little r" restatement).

- "***Board***" means the Board of Directors of the Company.

- "***Committee***" means the Compensation Committee of the Board.

- "***Effective Date***" means October 2, 2023.

- "***Erroneously Awarded Compensation***" means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or total shareholder return ("***TSR***"), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market LLC ("***Nasdaq***") or, if a class of securities of the Company is no longer listed on Nasdaq, such other national securities exchange or national securities association on which a class of the Company's securities is then listed for trading.

- "***Executive Officer***" means the Company's current and former executive officers, as determined by the Board or the Committee in accordance with the definition of executive officer set forth in Rule 5608(d) of the Nasdaq Rules.

- "***Financial Reporting Measures***" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company's financial statements or included in any of the Company's filings with the SEC.

- "***Incentive-Based Compensation***" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, any cash bonuses, performance awards, restricted stock awards or restricted stock unit awards that are granted, earned or vest based on achievement of a Financial Reporting Measure). The following do not constitute Incentive-Based Compensation for purposes of this Policy: (a) equity awards for which (1) the grant is not contingent upon achieving any Financial Reporting Measure performance goals and (2) vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures, and (b) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

- "***Nasdaq Rules***" means the listing rules of The Nasdaq Stock Market LLC.

- "***received***": An Executive Officer shall be deemed to have "received" Incentive-Based Compensation in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

- "**_Restatement Date_**" means the earlier to occur of (i) the date the Board or the Committee (or an officer or officers of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

- "**_SEC_**" means the U.S. Securities and Exchange Commission.

Section 4.   Exceptions to Recovery

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee, or in the absence of such committee, a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable and that:

(i)   after the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation (which has been documented and such documentation has been provided to Nasdaq), the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(ii)   recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (which determination shall be made after the Company obtains an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in a such a violation, and a copy of such opinion is provided to Nasdaq);

(iii)   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or

(iv)   any other exception permitted under Rule 5608(b)(1)(iv) of the Nasdaq Rules.

Section 5.   No Right to Indemnification or Insurance

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company's enforcement of this Policy. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third-party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer's potential recovery obligations under this Policy.

Section 6.   Plan Documents and Award Agreements

The Board further directs the Company to include clawback language in each of the Company's incentive compensation plans and any award agreements such that each individual who receives Incentive-Based Compensation under those plans understands and agrees that all or any portion of such Incentive-Based Compensation may be subject to recovery by the Company, and such individual may be required to repay all or any portion of such Incentive-Based Compensation, if (i) recovery of such Incentive-Based Compensation is required by this Policy, (ii) such Incentive-Based Compensation is determined to be based on materially inaccurate financial and/or performance information (which includes, but is not limited to, statements of earnings, revenues or gains), or (iii) repayment of such Incentive-Based Compensation is required by applicable federal or state securities laws.

Section 7.   Interpretation and Amendment of this Policy

The Board or the Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Policy. Any interpretation, determination, or other action made or taken by the Committee (or, if applicable, the Board) shall be final, binding, and conclusive on all interested parties. The determination of the Committee (or, if applicable, the Board) need not be uniform with respect to one or more officers of the Company. The Board or the Committee may amend this Policy from time to time in its discretion and shall amend the Policy to comply with any rules or standards adopted by Nasdaq or any national securities exchange on which the Company's securities are then listed.

Section 8.   Filing Requirement

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K and make such other disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable SEC rules and regulations.

Section 9.   Other Recoupment Rights

The Company intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law. Without by implication limiting the foregoing, following a restatement of the Company's financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

Section 10.   Successors

This Policy shall be binding and enforceable against all Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Joshua N. Silverman
Director and Chairman of the Board

Bruce T. Bernstein
Director

Wayne R. Walker
Director

Fady Boctor
President and Chief Commercial Officer

Mitchell Arnold
Vice President of Finance and Chief Accounting Officer

CORPORATE HEADQUARTERS

1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

STOCK LISTING

Nasdaq Capital Market: PTPI

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Marcum LLP
East Hanover, NJ

TRANSFER AGENT AND REGISTRAR

Pacific Stock Transfer Co.
6725 Via Austi Parkway, Suite 300
Las Vegas, NV 89119
Telephone: +1 (800) 785-7782

ANNUAL MEETING OF STOCKHOLDERS

The 2024 Annual Meeting of Stockholders will be held in a virtual format at 10:00 a.m. Eastern Time on November 20, 2024, at *www.virtualshareholdermeeting.com/PTPI2024*. Stockholders of record on October 14, 2024, are entitled to notice of and to vote at the Annual Meeting.

COMPANY WEBSITE

www.petrospharma.com